 QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on March 21, 2000

Registration No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

MERRILL CORPORATION
(Exact name of registrant as specified in its charter)

Minnesota	2750	41-0946258
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Merrill Circle
St. Paul, Minnesota 55108
Telephone No.: (651) 646-4501
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Steven J. Machov
Vice President, General Counsel and Secretary
Merrill Corporation
One Merrill Circle
St. Paul, Minnesota 55108
Telephone No.: (651) 646-4501
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:
Amy E. Culbert
Oppenheimer Wolff & Donnelly LLP
45 South Seventh Street, Suite 3300
Minneapolis, Minnesota 55402
(612) 607-7000

   Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. /x/

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)

Warrants to purchase class B common stock	140,000	$22.00 (3)	$3,080,000	$813.12

Class B common stock, par value $.01 per share	172,182 (4)	$17.89 (5)	$3,080,336	$813.21

(1)
Estimated solely for the purpose of calculating the registration fee under Rule 457(g) under the Securities Act of 1933.
(2)
Calculated pursuant to Rule 457(g) under the Securities Act.
(3)
Based on the exercise price of the warrants.
(4)
172,182 shares of class B common stock of the registrant are issuable upon exercise of the warrants being registered hereunder, plus a presently indeterminable number of shares of class B common stock, if any, as shall be issuable from time to time as required pursuant to adjustments under the warrants which are being registered pursuant to Rule 416.
(5)
Based on each warrant entitling the holder to purchase 1.22987 shares of class B common stock.

   We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell nor is it soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 21, 2000

PROSPECTUS

[LOGO]

CLASS B COMMON STOCK
WARRANTS TO PURCHASE CLASS B COMMON STOCK

Securities Being Offered

•  This prospectus relates to the resale of 140,000 warrants to purchase shares of our class B common stock by holders named on page 67 of this prospectus or in an accompanying supplement to this prospectus.

•  This prospectus also relates to the issuance and sale of 172,182 shares of our class B common stock issued upon the exercise of the warrants.

•  All of the shares of class B common stock and warrants being registered may be offered and sold from time to time by the named holders.

Use of Proceeds

•  We will not receive any proceeds from the sale of the shares of class B common stock or warrants by the selling holders, other than payment of the exercise price of the warrants.

Trading Market

•  There is no public market for the class B common stock or the warrants. Neither the class B common stock nor the warrants are listed on any national securities exchange or included in any automated quotation system.

Offering Expenses

•  We have agreed to bear specific expenses in connection with the registration and sale of the warrants and the shares of class B common stock being offered by the selling holders.

Risk Factors

•  See "Risk Factors" on page 9 of this prospectus for a discussion of risks that you should consider before purchasing the warrants or shares of class B common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THIS PROSPECTUS IS DATED             , 2000

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

    In this prospectus, "Merrill," the "company," "we," "us" or "our" refer to Merrill Corporation and its subsidiaries, except where the context makes clear that the reference is only to Merrill Corporation itself and not its subsidiaries. "Merrill Communications LLC" refers to Merrill Communications LLC, a wholly owned subsidiary of Merrill Corporation. "DLJMB" refers to DLJ Merchant Banking Partners II, L.P. "DLJ Merchant Banking funds" and "DLJMB funds" refer to DLJ Merchant Banking Partners II, L.P. and certain of its affiliated funds.

    Our fiscal year ends on January 31 of each year. Unless the context indicates otherwise, whenever we refer in this prospectus to a particular fiscal year, we mean the fiscal year ending in that particular calendar year. When we refer to "pro forma" financial results, we mean the financial results of our company and our subsidiaries as if the merger with Viking Merger Sub, Inc., the related financings and the other transactions described under "Unaudited Pro Forma Consolidated Financial Data" had occurred at the beginning of the relevant time period.

i

PROSPECTUS SUMMARY

    This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this offering, our company and our securities, we encourage you to read this entire prospectus.

SUMMARY OF THE TERMS OF THE WARRANTS

    We issued the warrants as part of units in a transaction exempt from the registration requirements of the Securities Act of 1933. Each unit consisted of $1,000 principal amount of 12% senior subordinated notes due 2009 (which we refer to as "notes" in this prospectus) and one warrant to purchase 1.22987 shares of our class B common stock.

Warrants	140,000 warrants which entitle the holders to purchase an aggregate of 172,182 shares of our class B common stock, currently representing approximately 3% of our class B common stock on a fully diluted basis, assuming exercise of all outstanding options and warrants.
Exercise
Each warrant entitles the holder to purchase 1.22987 shares of our class B common stock at an exercise price of $22.00 per share. The warrants are exercisable at any time on or after November 1, 2001, and prior to May 1, 2009, the expiration of the warrants. The exercise price and number of shares of our class B common stock issuable upon exercise of the warrants are subject to adjustment from time to time upon the occurrence of any of the events described on pages 69 and 70 under the heading "Description of Warrant—Adjustments", including:
• particular distributions of shares of our class B common stock;
• issuances of options or convertible securities;
• dividends and distributions; and
• particular changes in our options and convertible securities.
A warrant does not entitle its holder to receive any dividends paid on shares of our class B common stock.
Expiration	May 1, 2009.

OUR COMPANY

    We are a diversified communications and document services company applying advanced information systems and intranet/Internet technology to provide a broad range of services to our financial, legal and corporate clients. Our services integrate traditional composition, imaging and printing services with document management, distribution, marketing and software solutions. This integrated approach helps streamline the preparation and distribution of business-to-business communications materials. We serve our domestic clients through 36 business centers in 28 cities throughout the United States, and our international clients through a strategic alliance and other relationships with local document service providers in Canada, Europe, Asia, Latin America and Australia.

    Our business strategy is to help our clients communicate more effectively with their clients. We pursue this strategy by providing a total outsourcing solution for all of our clients' business-to-business communications and document needs. As part of our strategy, we focus on specific client segments that have substantial and complex communications requirements for which we develop an expertise that we believe provides us with a significant competitive advantage. Our service offering is often fully integrated with our clients' internal processes, and in many cases we have dedicated full-time personnel situated on-site at our clients' locations. As a result, we have built strong, long-lasting relationships with clients that have trusted us to manage their time sensitive, confidential documents and their branded promotional materials. We believe that these strong, trusted relationships help provide us with a more stabilized source of cash flow.

    As part of our efforts in helping our clients communicate more effectively with their clients, we have been a leader in introducing electronic, digital and Internet-based solutions that add value to traditional printing services. We have designed our service offering to take advantage of our strong technological capabilities in web-based information, document collaboration and distribution and in electronic document imaging, coding and retrieval. The proprietary technology embedded within our services further strengthens our client relationships and the integration of our service offering into our clients' communication processes, which in turn leads to more stabilized cash flows. Furthermore, these capabilities allow us to wrap value-added technology-based communications solutions around basic services, such as printing, thereby allowing us to command higher margins. Our technology expertise has also positioned us as a leader in the evolution of document creation, management and distribution in both print and electronic formats. We view our technology expertise as an important competitive advantage and we have made a significant investment in this area. Currently, we have a team of over 200 project managers, software developers, and support personnel responsible for the design, development and implementation of our technology-based offerings.

    We have grown rapidly since our inception, both through internal growth and acquisitions. Since 1993, we have made 11 acquisitions, taking advantage of the consolidation opportunities presented in some of the fragmented market segments in which we participate. Through our growth, we have also expanded the diversity of our service offering and our client base.

    Our revenue and EBITDA (earnings before interest, taxation, depreciation and amortization) has increased 27.6% and 32.9%, respectively, on a compounded annual basis over the last three fiscal years. On a pro forma basis, our revenue and EBITDA for the fiscal year ended January 31, 1999 was $597.4 million and $81.9 million, respectively. For the quarter ended October 31, 1999, our revenue and EBITDA grew 20.5% and 17.9%, respectively, over the corresponding prior year period, which reflected a strong financial transactions market. We view this performance as strong support for our strategy of diversifying and stabilizing our cash flow through both the strong client relationships we have built and through the diversification we have pursued in our service offering and customer base.

    As part of the recent realignment in our corporate structure, we shifted from a geographically based matrix organization into five business units in order to provide clearer accountability, quicker decision making, sharper operational focus within each line of business and to better enable us to capitalize on the growth opportunities within each of our markets. We continue to leverage our information technology concepts across all business units. Our business units are organized under two reportable segments, Specialty Communication Services and Document Services.

Specialty Communication Services

    The Specialty Communication Services segment provides our financial, investment company and corporate clients with information technology-based solutions for the production and distribution of transactional financial documents, marketing materials, compliance documents and branded promotional materials.

  •
  Financial Document Services. We produce and distribute (electronic and paper) time critical, transactional financial documents, such as registration statements, prospectuses, offering memoranda and other printed materials that are part of business financings, mergers and acquisitions. We managed the documentation behind five of the 10 largest domestic merger and acquisition transactions announced during 1999. We also produce compliance and reporting documents, such as annual and quarterly reports and proxy statements, that are either mailed or made electronically available to shareholders. In the financial printing market, we are one of three international financial printers with a nationwide network and recognized brand name.

  •
  Investment Company Services. We design, produce, print and distribute marketing materials and compliance documents for public and private investment funds, insurance companies, banks and variable annuity providers, principally in the United States. We also offer software solutions that assist our fund clients with the creation and assembly of fund documents. We currently provide services to eight of the top 10 fund families, in terms of total assets, and we have had relationships with our top 10 fund clients for an average of over 12 years.

  •
  Managed Communications Programs. We provide comprehensive business communications solutions from design to distribution, using fully integrated, customized, print-on-demand communications materials and branded products. For a majority of our clients, we offer a large number (often in excess of 200) of branded promotional products, including business cards, letterhead, product brochures, customer newsletters, retail forms, point-of-purchase materials and "high end" marketing materials. We focus on customer segments with complex distribution requirements and a need to maintain a consistent brand image among dispersed operations, including franchise, retail and agent networks. We believe we are the leading provider of communications management solutions to the real estate brokerage industry. Our clients include some of the largest and most respected real estate brands in the United States, such as Century 21 Real Estate Corporation, Coldwell Banker Corporation, ERA Franchise Systems, Inc. and RE/MAX International, Inc., as well as some of the nation's premier marketers, such as Aon Corporation, AXA Financial, Inc. (formerly The Equitable Companies Incorporated), Cendant Corporation, Eddie Bauer, Inc., Nordstrom, Inc., UnitedHealth Group and Visa U.S.A., Inc.

  •
  Merrill Print Group. We offer comprehensive digital prepress, printing and fulfillment services to our other business units and to corporations, design firms and governmental agencies. We maintain an outsourcing strategy and a low fixed-cost asset base in order to maximize the utilization rate of our printing assets. As a result, our capital expenditures are lower than those of a traditional commercial printing company. In addition, we believe our low fixed-cost asset base and outsourcing strategy provide us with a competitive advantage during downturns in printing market demand, when the impact on our profitability is minimized relative to our competition.

Document Services

    Our Document Management Services business unit provides law firms, corporate legal departments and investment banks with information management products and services designed to enhance productivity and reduce costs. We provide a total outsourcing solution to our clients' information management needs, including providing all of the staff, technology and equipment necessary to manage the varying levels of demand associated with this function. We operate 85 document service centers on-site at client locations in 11 U.S. metropolitan markets. In these centers, we manage a range of services, including scanning, copying, fax management, desktop publishing and document imaging. We offer these services typically over a three to five year contractual period. Supporting this business are over 600 of our employees resident in our clients' facilities. We also manage reprographics and regional imaging centers that provide litigation support for small and large-scale assignments. In addition, we offer a sophisticated litigation support software program that enhances our clients' productivity in the storage and retrieval of legal documents associated with complex corporate and litigation matters.

OUR COMPETITIVE STRENGTHS

    We believe that we have the following competitive strengths:

    Leading Positions in Attractive Markets.  We maintain a disciplined focus on specific target markets with attractive business dynamics and we aggressively pursue a leadership position within each of these markets.

  •
  Our Financial Document Services business generates a substantial, high margin cash flow. We are one of three major international financial printers with a nationwide network and recognized brand name.

  •
  Our Investment Company Services, Managed Communications Programs and Document Management Services businesses compete in highly fragmented markets that are undergoing robust growth. Within each of these markets, we focus on the specific segments that we believe are the most promising.

  •
  Our Investment Company Services business benefits from the explosive growth in the mutual fund industry. According to the 1999 Mutual Fund Fact Book, published by the Investment Company Institute, this industry has increased at a 15.1% compounded annual growth rate in the number of shareholder accounts from 1984 through 1998. We are positioned to leverage this growth by focusing on the largest and fastest growing funds within the industry.

  •
  Our Managed Communications Programs business targets companies among the Fortune 2000 and specific industries, such as the real estate brokerage industry, that are geographically dispersed and are heavy users of branded communications products.

  •
  Our Document Management Services business primarily targets law firms and corporate legal departments, which are heavy users of its services and also represent a rapidly growing client base.

    Diversified Revenue and Customer Base.  We have broadened significantly beyond our roots as a transaction-based financial printer. By developing and growing our Investment Company Services, Managed Communications Programs and Document Management Services businesses as well as our Financial Document Services compliance business, we have diversified our revenue both by product line and customer base. As a result, transaction-based financial printing revenue accounted for only 36.5% of our fiscal year 1999 revenue and 32.7% of our revenue for the nine months ended October 31, 1999. The strength of our diversification effort was illustrated by the fact that we increased revenue and EBITDA for the fiscal year ended January 31, 1999 by 10.9% and 5.1%, respectively, over fiscal 1998 levels, despite the downturn in the financial markets in the second half of fiscal year 1999. Also, our revenue and EBITDA for the quarter ended October 31, 1999, increased 20.5% and 17.9%, respectively, over the corresponding prior year period, which reflected a strong financial transactions market.

    Innovative Developer of Value-Added Technology Solutions.  Through internal development and strategic acquisitions, we have created an offering of information technology services that positions us at the forefront of the trend towards the creation, management and distribution of documents in electronic formats. We currently have over 200 project managers, software developers and operations support personnel who design, develop and implement a wide range of capabilities in e-Commerce, order entry and collaboration systems, marketing services, data warehousing systems and internal production and billing systems. We have been a leader in introducing many technological innovations to our industry, including the first "hub and spoke" composition network (which dramatically increased the efficiency in producing financial documents), the first electronic reporting software for investment funds, the first Internet system among financial printers for delivery of revised documents ("e-proofs"), the first "e-catalogue" for realtors and the first working group collaborative service with a group discussion area offered by a financial printer through the Internet. Our technological capabilities enable us to respond to a wider array of our clients' communications needs and become more integrated within our clients' operations, while commanding higher margins.

    Strong Client Relationships and Superior Customer Service.  Over our 31 years of operations, we have developed strong client relationships and a reputation for superior customer service. We have developed these strong, long-lasting relationships with clients by repeatedly handling their most time sensitive and confidential information. In addition, many of our services are integrated into our clients' operations through our proprietary technology and, in some cases, our dedicated on-site presence at our clients' locations. We cultivate these client relationships by maintaining senior level management contact with their organizations and by continually broadening our service offering to meet a wider array of their communications needs. We strive to deliver our services with the highest level of reliability and timeliness, and we currently employ over 500 dedicated customer service representatives who are focused on this objective.

    Opportunity to Realize Cost Savings and Operating Synergies.  We strive to capitalize on opportunities to realize operating synergies and cost savings by integrating our recent acquisitions into our operations, capitalizing on our recent corporate realignment into business units and leveraging our low fixed-cost asset base. Our cost reduction initiatives include:

  •
  streamlining redundant functions;

  •
  rationalizing corporate overhead;

  •
  more effectively adapting technology targeted for specific business unit markets;

  •
  increasing utilization of existing printing capacity; and

  •
  maximizing purchasing efficiencies.

    Experienced Management Team with Significant Equity Ownership Interest.  We are led by an experienced team of senior officers and managers with a strong track record of achieving growth in revenue and profitability, integrating acquisitions cost-effectively and bringing to market new value-added technology-based solutions. The 10 most senior members of our executive management team have been with us for an average of 11 years, including John W. Castro, who has been President since 1981, and Rick R. Atterbury, our Executive Vice President and Chief Technology Officer, who has been with us since 1976. Under Mr. Castro's and Mr. Atterbury's leadership, we have increased revenue from $3.9 million for the fiscal year 1982 to $509.5 million for the fiscal year 1999, representing a compounded annual growth rate of 33.2%. Messrs. Castro and Atterbury are fully committed to our future success and have invested, through the retention of existing shares, $21.5 million of common equity for a then approximately 23.4% equity interest in our company (excluding warrants), as described below under the heading "The Merger."

THE MERGER

    On November 23, 1999, we merged with Viking Merger Sub, Inc. pursuant to an Agreement and Plan of Merger between Merrill and Viking Merger Sub dated as of July 14, 1999, as amended. As a result of the merger, each share of our common stock outstanding immediately prior to the merger converted into the right to receive $22.00 in cash. John W. Castro, our President and Chief Executive Officer, and Rick R. Atterbury, our Executive Vice President and Chief Technology Officer, retained an equity interest in our company representing a then 23.4% of our outstanding capital stock (excluding warrants). The merger was accounted for as a recapitalization and consequently had no impact on our historical basis of assets and liabilities nor resulted in the recording of any goodwill.

    The merger was financed by (1) $220.0 million of proceeds from new senior secured term loans entered into among Merrill Communications LLC, DLJ Capital Funding, Inc., as lead arranger and syndication agent, Wells Fargo Bank, N.A., as documentation agent, and U.S. Bank National Association, as administrative agent, and the other lenders party thereto, (2) approximately $136.2 million of proceeds from the issuance by Merrill of units, each consisting of $1,000 principal amount of 12% senior subordinated notes due 2009 and one warrant to purchase 1.22987 shares of class B common stock, and (3) approximately $110.7 million of proceeds from the issuance by Merrill of class B common stock, preferred stock and warrants to DLJ Merchant Banking Partners II, L.P. and other investors.

    Immediately after the merger, approximately 76.6% of our outstanding class B common stock was owned by DLJMB and its affiliates, 21.7% by John Castro and 1.7% by Rick Atterbury. In addition to our class B common stock, 500,000 shares of our 14.5% senior preferred stock due 2011 are outstanding and held by other investors and warrants to purchase shares of our class B common stock are held by the purchasers of the units sold in November 1999. No shares of our voting common stock are currently outstanding.

EMPLOYEE OFFERING

    We are currently offering shares of our class B common stock and options to purchase shares of our class B common stock to some of our employees and independent contractors of our company. We are offering these securities under our newly-created 1999 Stock Option Plan and Direct Investment Plan. We are uncertain at this time how many options will be granted or shares of our class B common stock will be purchased. We expect to complete the employee offering during the next month. For more information on the employee offering and the terms of our 1999 Stock Option Plan and Direct Investment Plan, we refer you to the information under the heading "Executive Compensation—Direct Investment Plan" and "—1999 Stock Option Plan."

OUR ADDRESS

    Our principal executive offices are located at One Merrill Circle, St. Paul, Minnesota 55108. Our telephone number is (651) 646-4501 and our worldwide web site is www.merrillcorp.com. The information contained in our web site is not incorporated by reference into this prospectus.

    We own or have the rights to various trademarks or trade names used in our business, including the following: Merrill®, Merrill e-Collaborate™, Merrill e:Proof™, Merrill<>Link™, MDB<>Link™, Merrill TextManager™, MerrillReports™, MerrillConnect™, Merrill@ccess™, Merrill net:Prospect™, E-TECH®and EFD™.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

    The table below includes summary historical and unaudited pro forma consolidated financial data for our company. The summary historical consolidated financial data is derived from our consolidated financial statements and the related notes, which are included elsewhere in this prospectus. The summary unaudited pro forma consolidated financial data is derived from our historical financial data and give effect to the transactions described in "Unaudited Pro Forma Consolidated Financial Data" included elsewhere in this prospectus. The summary unaudited pro forma consolidated financial data is presented for illustrative purposes only and is not necessarily indicative of our financial position or results of operations if those transactions had actually occurred on those dates, and is not necessarily indicative of our future results of operations or financial position. You should read the information contained in this table in conjunction with the information under the headings "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Data" and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

	Year Ended January 31,						Nine Months Ended October 31,
	1997		1998		1999		1998		1999
	(dollars in millions)
Operating Data:
Revenue	$353.8		$459.5		$509.5		$391.7		$442.4
Gross profit	126.3		164.1		178.9		141.4		152.5
Operating income	36.3		50.0		51.2		44.3		41.2
Net income	17.8		26.0		26.5		23.2		18.3
Other Data:
EBITDA (1)	$49.8		$67.6		$71.1		$58.6		$58.3
Adjusted EBITDA (1)	49.8		67.6		71.1		58.6		60.6
Capital expenditures	9.2		17.1		16.5		11.4		7.9
Cash interest expense	4.1		4.3		4.0		3.0		5.0
Depreciation and amortization (2)	13.4		17.6		19.9		14.2		17.1
Ratio of earnings to fixed charges	6.3	x	7.6	x	7.8	x	9.7	x	5.6	x
Net cash provided by operating activities	8.5		30.9		55.8		26.2		5.7
Net cash used in investing activities	(35.8)		(30.1)		(23.1)		(17.3)		(65.2)
Net cash provided by (used in) Financing activities	20.4		(3.4)		(11.8)		(5.8)		41.0
	Pro Forma
	Year Ended January 31, 1999		Nine Months Ended October 31, 1999
	(dollars in millions)
Pro Forma Data:
Revenue	$597.4		$464.7
EBITDA (1)	81.9		62.5
Adjusted EBITDA (1)	81.9		64.8
Capital expenditures	18.1		8.1
Cash interest expense	38.7		29.7
Ratio of Adjusted EBITDA to cash interest expense	2.1	x	2.2	x

	As of October 31, 1999
	Historical	Pro Forma
	(dollars in millions)
Balance Sheet Data:
Cash and cash equivalents	$5.0	$—
Total assets	334.7	360.3
Total debt (3)	85.2	358.5
Preferred stock (4)	—	34.5
Shareholders' equity (deficit) (3)(4)(5)	160.1	(121.9)

(1)
Earnings before interest, taxation, depreciation and amortization (EBITDA) is a key financial measure but should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with generally accepted accounting principles). We believe that EBITDA is a useful supplement to net income and other income statement data in understanding cash flows generated from operations that are available for taxes, debt service and capital expenditures. Adjusted EBITDA, which represents EBITDA, as defined, adjusted for non-recurring merger costs is presented because we believe it is a meaningful indicator of our operating performance and it is a measurement by which certain of the covenants under the credit facility are computed.

(2)
Depreciation and amortization includes a $1.2 million and $1.0 million goodwill writedown for the year ended January 31, 1999 and for the nine month period ended October 31, 1998, respectively.

(3)
Represents total debt net of $3.8 million of unamortized discount associated with the units. In addition, for accounting purposes, a $1.7 million value has been ascribed to the warrants and has been classified as additional paid-in-capital under shareholders' equity.

(4)
In connection with the merger, certain affiliates of DLJMB and institutional investors purchased preferred stock and warrants for total consideration of $40.0 million. For accounting purposes, a $5.5 million value has been ascribed to the warrants and has been classified as additional paid-in-capital under shareholders' equity. Prior to November 15, 2004, dividends will accrete to the liquidation value of the preferred stock unless the holders elect to receive such dividends in the form of additional shares of preferred stock. After November 15, 2004, dividends are payable in cash.

(5)
In connection with the merger, DLJMB funds invested $70.7 million, and Messrs. Castro and Atterbury invested, through the retention of existing shares, $21.5 million of common equity for an approximately 23.4% equity interest in our company (excluding warrants).

RISK FACTORS

    In deciding whether to purchase the warrants or shares of class B common stock, you should consider the risks associated with the nature of our business and the risk factors relating to our indebtedness, the warrants and our class B common stock in addition to the other information contained in this prospectus.

Risks relating to our business

  A material amount of our revenue is derived from traditional printing services, and we may not be able to reduce our dependence on this revenue if our focus on value-added technology is not successful.

    An important objective of our business plan is to reduce the proportion of our revenue derived from traditional, transaction-related printing services by focusing on the value we can add to those services through our platform of advanced electronic, digital and Internet-based solutions. We believe that this focus, which emphasizes highly customized services, will lead to more stable recurring revenue from long-term contracts and to more opportunities to become a client's preferred vendor for new or enhanced products and services. While our track record for creating and selling technology-based solutions is strong so far, this strategy has many risks, including the following:

  •
  the pace of technological changes affecting our business units and our clients' needs has been rapid and could make some of our products and services obsolete before we have recovered the cost of developing them or obtained the planned return on our investment;

  •
  product innovations and effective servicing of our client relationships require a large investment in personnel and training. The market for technical staff is exceptionally competitive, and we may not be able to attract and retain sufficient qualified personnel to implement our plan fully;

  •
  because technology-based markets are evolving so rapidly, they are very fragmented, with numerous competing products and services. The markets are particularly fragmented in our Investment Company Services, Managed Communications Programs and Document Management Services business units. Competitors that have greater experience, resources or a more widely accepted reputation for providing technology-based solutions may be better able to gain market share in our targeted markets or develop "next generation" products more quickly and comprehensively; and

  •
  many of our technology-based solutions are most efficient and command better prices when they are part of a package of bundled services. If a client buys only one component of a package of bundled services, it may be more difficult for us to achieve the benefits of a long-term relationship with that client, including our revenue and margin objectives.

  Revenue from printed financial documents is subject to volatility in demand, which could adversely affect our results.

    While we believe that our strong technology focus positions us to capitalize on changing communication demands, developments in e-Commerce and the growing acceptance of outsourcing as a management tool, we anticipate that our Financial Document Services and Investment Company Services business units will continue to contribute a material amount to our operating results. The market for these services depends in part on the demand for printed financial documents, which is driven largely by the Securities Exchange Commission and other regulatory bodies. The SEC has recently proposed rules streamlining the content of prospectuses and eliminating certain prospectus delivery requirements. While we do not anticipate that these rules will be adopted in their current form, any future rulemaking affecting the content of prospectuses and their delivery could have an adverse effect on our business.

    Demand for services provided by our Financial Document Services and, to a lesser extent, Investment Company Services business units can also be affected by volatility in domestic and international markets due to economic, political and other events beyond our control. In recent years, with some exceptions (for example, during the Fall of 1998), the volume of transactional activity and thus the demand for our financial document services has been high. We cannot assure you that this will continue. In addition, any financial crisis or prolonged period of market uncertainty that reduces transactional activity could materially adversely affect our results and financial condition.

  Our industry is highly competitive and we may not be able to compete effectively.

    Competition in our industry is intense. In our Financial Document Services, Investment Company Services and Merrill Print Group business units we compete with large, national printers, which may have greater financial resources and which are capable of competing effectively in our marketplace. We also compete with many smaller, regional printers across the United States in these business units. In our Managed Communications Programs business unit we compete with large, national integrated print and information service providers, as well as a number of smaller regional and local companies. In our Document Management Services business unit we compete with nationwide services companies, as well as a number of smaller, local companies. Competition in our industry for all of our business units is based principally on quality of service, price, technological capability and established relationships. We cannot assure you that we will be able to compete effectively in all these areas in the future.

  If we are unable to retain our key employees and attract and retain other qualified personnel, our business could suffer.

    Our ability to grow and our future success will depend to a significant extent on the continued contributions of our senior management, in particular Messrs. Castro and Atterbury, and technical and sales personnel, many of whom would be difficult to replace. We do not have key person life insurance on all of our key personnel.

    Our future success will also depend in large part on our ability to identify, attract and retain other highly qualified managerial, technical, sales and marketing and customer service personnel. Competition for these individuals is intense, especially in the markets in which we operate. We may not succeed in identifying, attracting and retaining such personnel. Further, competitors and other entities have in the past recruited and may in the future attempt to recruit our employees, particularly our sales personnel. The loss of the services of any of our key personnel, the inability to identify, attract or retain qualified personnel in the future or delays in hiring qualified personnel, particular technical and sales personnel, could make it difficult for us to manage our business and meet key objectives, such as the timely introduction of new technology-based products and services, which would harm our business, financial condition and operating results.

  Our plan to replace our international joint venture arrangement with our own direct operations and to increase our international operations is risky.

    In December 1999, our Financial Document Services business unit ended its joint venture arrangement in Europe, Japan, Latin America and Asia and began its own direct operations in Europe. We also plan to expand our existing international operations and establish additional facilities in other parts of the world. The replacement of our international joint venture arrangement with our own direct operations and the expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. In addition, there are many barriers to competing successfully in the international arena, including:

  •
  costs of customizing products and services for foreign countries;

  •
  difficulties in managing and staffing international operations;

  •
  reduced protection for intellectual property rights in some countries;

  •
  currency exchange rate fluctuations;

  •
  longer sales and payment cycles;

  •
  greater difficulties in collecting accounts receivable;

  •
  the burdens of complying with a wide variety of foreign laws;

  •
  licenses, tariffs and other trade barriers;

  •
  potentially adverse tax consequences;

  •
  unexpected changes in regulatory requirements; and

  •
  political and economic instability.

    In fiscal 1999, the international joint venture arrangement that we ended accounted for less than 6.0% of our revenues. We cannot assure you that our direct operations in Europe will be successful, that our investments in establishing operations in other countries will produce desired levels of revenue or that one or more of the factors listed above will not harm our business.

  There are risks associated with our strategy of growth and diversification through acquisitions.

    As part of our growth and diversification strategy, we intend to pursue acquisitions of businesses, technologies and product lines that are complementary to our core businesses. Our ability to grow through such acquisitions will depend on the availability of suitable acquisition candidates at an acceptable cost, our ability to compete effectively for these acquisition candidates and the availability of capital to complete such acquisitions. These risks could be heightened if we complete several acquisitions within a relatively short period of time. The benefits of an acquisition may often take considerable time to develop, and we cannot guarantee that any acquisition will in fact produce the intended benefits.

    In addition, acquisitions and integration of those acquisitions involve a number of risks, including:

  •
  inaccurate assessment of undisclosed liabilities;

  •
  entry into markets in which we may have limited or no experience;

  •
  diversion of management's attention from our core businesses;

  •
  potential loss of key employees or clients of the acquired businesses;

  •
  difficulties in assimilating the operations and products of an acquired business or in realizing projected efficiencies, cost savings and revenue synergies; and

  •
  increase in our indebtedness and contingent liabilities, which could in turn restrict our ability to access additional capital when needed or to pursue other important elements of our business strategy.

    In addition, some acquisitions may require the consent of the lenders under Merrill Communications LLC's credit facility, and we cannot predict whether approvals would be forthcoming or the terms on which the lenders would approve such acquisitions.

  The interests of our controlling shareholders may be in conflict with your interests.

    Approximately 76.6% of the outstanding shares of class B common stock of our company is currently held by DLJ Merchant Banking funds. DLJ Merchant Banking funds control us and have the power to elect a majority of our directors, appoint new management and approve any action requiring the approval of the holders of common stock, including adopting amendments to our articles of incorporation and approving acquisitions or sales of all or substantially all of our assets. The directors elected by DLJ Merchant Banking funds have the ability to control decisions affecting our capital structure, including the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends.

    The general partners of each of DLJ Merchant Banking funds are affiliates or employees of Donaldson, Lufkin & Jenrette, Inc. We cannot assure you that our relationship with Donaldson, Lufkin & Jenrette, Inc. will not impact our Financial Document Services business by causing other financial institutions to direct their business to our competitors.

  Year 2000 issues encountered by our customers may harm our financial condition and operating results.

    Although we believe our systems were year 2000 compliant before the end of 1999 and to date none of our products have revealed any significant year 2000 problems, we believe the failure of some of our customers to make their computer systems year 2000 compliant or the abandonment or delay of offerings, acquisitions or other transactions due to year 2000 concerns and compliance efforts of our customers may temporarily harm our operating results, in particular during the fourth quarter of fiscal 2000 and the first quarter of fiscal 2001. For further information about the status of our year 2000 compliance, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Impact of Year 2000."

Risks relating to our indebtedness

  The level of our indebtedness could make it more difficult for us to meet our financial obligations, divert our cash flow from operations for debt payments, limit our ability to borrow funds and increase our vulnerability to general adverse economic and industry conditions.

    On a pro forma basis, giving effect to the merger and the related financings, as of October 31, 1999, we had (1) total indebtedness of $358.5 million and (2) $48.1 million of borrowings available under Merrill Communications LLC's credit facility, subject to customary conditions. The credit facility and the indenture allow us to incur significant additional indebtedness, which may be secured, from time to time, for acquisitions or other corporate purposes.

    The level of our indebtedness could have important consequences to you. For example, it could:

  •
  make it more difficult for us to pay our debts and meet our other financial obligations as they become due during general negative economic and market industry conditions because if our revenue decreases, we may not have sufficient cash flow from operations to make our scheduled debt and financial obligation payments;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing cash flow available for general corporate purposes, including capital expenditures and acquisitions;

  •
  limit our ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  limit our flexibility in planning for or reacting to competitive and other changes in our industry and economic conditions generally;

  •
  expose us to risks inherent in interest rate fluctuations because some of our borrowings will be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates; and

  •
  place us at a disadvantage compared to our competitors that have less debt.

  We may not have sufficient cash flow from operations, available cash and available borrowings under Merrill Communications LLC's credit facility to service our indebtedness which will require a significant amount of cash.

    Our ability to pay or to refinance our indebtedness will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control. We anticipate that our operating cash flow, together with money Merrill Communications LLC can borrow under its credit facility, will be sufficient to meet anticipated future operating expenses, to fund capital expenditures and to service our debt as it becomes due. However, we cannot assure you that our business will generate sufficient cash flow from operations, that our currently anticipated revenue and cash flow growth will be realized or that future borrowings will be available to us under Merrill Communications LLC's credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If we are unable to meet our debt service obligations or fund our other liquidity needs, we may need to restructure or refinance our indebtedness or seek additional equity capital. We cannot assure you that we will be able to accomplish those actions on satisfactory terms, if at all.

  Failure to comply with any of the restrictive covenants in our indenture and Merrill Communications LLC's credit facility could result in acceleration of some of our indebtedness and we may not have sufficient cash to repay the accelerated indebtedness.

    The indenture governing our outstanding 12% senior subordinated notes due 2009 contain various covenants that limit our ability to engage in certain transactions. In addition, Merrill Communications LLC's credit facility contains other and more restrictive covenants and prohibits us from prepaying our subordinated indebtedness, including the notes. Merrill Communications LLC's credit facility also requires us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those tests. A breach of any of these covenants would result in an event of default under the credit facility. Upon the occurrence of an event of default under the credit facility, the lenders could elect to declare all amounts outstanding under the credit facility to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. We pledged substantially all of our assets, other than assets of our foreign subsidiaries, as collateral for the credit facility, including all of our limited liability company interests in Merrill Communications LLC. An acceleration under the credit facility would also constitute an event of default under the indenture relating to the notes. We may not have sufficient funds to repay the accelerated indebtedness.

  The restrictive covenants in our indenture and Merrill Communications LLC's credit facility limit our ability to respond to changing economic and business conditions and may place us at a competitive disadvantage relative to other companies that are subject to fewer or less restrictive limitations.

    The restrictive covenants in our indenture and Merrill Communications LLC's credit facility limit the amount and kind of distributions that we and our subsidiaries may make and our ability to dispose of operations or to engage in mergers. These restrictions can adversely affect our ability to respond to changing economic and business conditions and may place us at a competitive disadvantage relative to other companies that are subject to fewer or less restrictive limitations. Transactions that we may view as important opportunities, such as material acquisitions, are also subject to the consent of lenders under Merrill Communications LLC's credit facility, which may be withheld or granted subject to conditions specified at the time that may affect the attractiveness or viability of the transaction.

Risks relating to the warrants and our class B common stock

  There is no active trading market for the warrants or our class B common stock, which will limit your ability to sell them.

    Neither the warrants nor our class B common stock are traded on any exchange or quoted on any automated quotation system. Donaldson Lufkin & Jenrette Securities Corporation has informed us that it intends to make a market in the warrants. However, the initial purchaser may cease its market-making at any time. In addition, the liquidity of the trading market in the warrants and shares of our class B common stock underlying the warrants, and the market price quoted for the warrants and shares of our class B common stock underlying the warrants, may be adversely affected by changes in the overall market for these types of securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. There can be no assurance that if a market for the warrants and shares of our class B common stock were to develop, such a market would not be subject to these disruptions. In addition, such market-making activity will be subject to limits imposed by the Securities Act of 1933 and other regulations, and may be limited during the pendency of any shelf registration statement. As a result, you cannot be sure that an active trading market will develop for the warrants or our class B common stock. Because there is no public trading market for the warrants or our class B common stock, your ability to sell them is limited and you may be forced to hold them for an extended period of time.

  We do not anticipate paying any cash dividends, and any gains from your investment in the warrants or our class B common stock will have to come from increases in their market price.

    We currently intend to retain any future earnings for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Therefore, any gains from your investment in the warrants or our class B common stock will have to come from increases in their market price. In addition, we are a holding company that is dependent on distributions from our subsidiaries to meet our cash requirements. The terms of Merrill Communications LLC's credit facility restrict the ability of Merrill Communications LLC to make distributions to us and, consequently, restrict our ability to pay dividends on our class B common stock.

  Holders of our preferred stock are entitled to receive dividends which holders of the warrants and our class B common stock will not receive.

    Holders of our preferred stock are entitled to cumulative, quarterly dividends at a compound rate of 14.5% per annum. Prior to November 15, 2004, dividends will accrete to the liquidation value of our preferred stock unless holders elect to receive such dividends in the form of additional shares of our preferred stock. After November 15, 2004, the dividends are payable in cash. Holders of the warrants and our class B common stock (and our voting common stock) are not entitled to receive these dividends. In addition, holders of the warrants do not have the right to receive any dividends so long as their warrants are unexercised.

  Holders of our preferred stock have a better liquidation preference than holders of our class B common stock.

    Shares of our preferred stock have a liquidation preference equal to the sum of $80.00 plus accreted dividends, and shares of our class B common stock have a liquidation preference of $1.00 per share. After amounts payable with respect to holders of our preferred stock and class B common stock of the full preferential amounts in connection with any liquidation, winding up or dissolution of our company, the holders of our class B common stock and voting common stock will share on a pro rata basis in any distributions of our assets.

  We have in place several anti-takeover measures that could discourage or prevent a takeover, even if an acquisition would be beneficial to our shareholders.

    Provisions in our articles of incorporation, bylaws, employment agreements, long-term compensation and investment plans and Minnesota law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. Our 1999 Stock Option Plan and Direct Investment Plan contain provisions that allow for the acceleration of vesting or payments of awards granted under these plans in the event of a "DLJMB Liquidation Event." We have also entered into employment agreements and change in control agreements with executive officers and key employees allowing for cash payments under certain circumstances following a change in control. Some provisions under Minnesota law also make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders.

FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including:

  •
  our financial performance;

  •
  our growth in revenue and earnings;

  •
  our ability to integrate successfully the operations of recent acquisitions; and

  •
  our new product and service offerings.

    You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "will," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential" or "continue" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including:

  •
  our ability to continue to diversify our revenue stream;

  •
  the pace of technological changes affecting our business;

  •
  the demand for printed financial documents; and

  •
  the competitive environment in our business.

    In addition, you should consider the factors set forth under the heading "Risk Factors." These and other factors may cause our actual results to differ materially from any forward-looking statement.

    Forward-looking statements are only predictions. The forward-looking events discussed in this prospectus and other statements made from time to time from us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus and other statements made from time to time from us or our representatives, might not occur. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

USE OF PROCEEDS

    All of the warrants offered under this prospectus are being sold by the warrantholders. We will not receive any proceeds from the sale of the warrants or our class B common stock issued upon the exercise of the warrants, other than the payment of the exercise price of the warrants.

    Our net proceeds from the sale of the units, after deducting discounts and expenses, were approximately $132.1 million. The net proceeds of the offering of the units, together with borrowings under Merrill Communications LLC's credit facility and equity investments in Merrill, were used to help fund the merger of Viking Merger Sub, Inc. with and into Merrill in November 1999.

DIVIDEND POLICY

    We have not paid any cash dividends to date on our class B common stock, and we do not anticipate paying any cash dividends on our class B common stock or any other securities in the foreseeable future. We are a holding company that is dependent on distributions from our subsidiaries to meet our cash requirements. The terms of the indenture governing the notes we issued in November 1999 and Merrill Communications LLC's credit facility restrict the ability of our subsidiaries to make distributions to us and, consequently, restrict our ability to pay cash dividends on our class B common stock or service our indebtedness. In addition, holders of the warrants do not have the right to receive any cash dividends so long as their warrants are unexercised.

CAPITALIZATION

    The following table presents on a consolidated basis our unaudited capitalization as of October 31, 1999 (1) on an historical basis and (2) on a pro forma basis to give effect to the merger and the related financings described under "Unaudited Pro Forma Consolidated Financial Data" as though they had occurred on that date. This table should be read in conjunction with our consolidated financial statements and related notes, our "Unaudited Pro Forma Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	As of October 31, 1999
	Historical	Pro Forma
	(dollars in millions)
Cash and cash equivalents	$5.0	$—

Long-term debt, including current portion:
Existing debt	$85.2	$2.2
Credit facility
Revolving credit facility	—	1.9
Term loans	—	220.0
Notes (1)	—	134.5

Total debt	85.2	358.5

Preferred stock, 500,000 authorized; no shares issued historical, 500,000 shares issued pro forma (2)	—	34.5
Shareholders' equity:
Class B common stock, 10,000,000 authorized, no shares issued historical, 4,191,943 shares issued pro forma (3)	—	—
Common stock, 25,000,000 authorized, 16,137,520 shares issued historical, no shares issued pro forma	0.2	—
Additional paid-in-capital	14.3	99.3
Retained earnings (3)	145.6	(221.3)

Total shareholders' equity (deficit)	160.1	(121.9)

Total capitalization	$245.3	$(271.2)

(1)
Represents $140.0 million in aggregate principal amount of old notes offered in connection with the merger financing, net of unamortized discount of $3.8 million and $1.7 million attributed to the value of the warrants issued as part of the units. The value of the warrants has been classified as additional paid-in-capital under shareholders' equity.

(2)
Represents $40.0 million in aggregate preferred stock offered in connection with the merger financing, net of $5.5 million attributed to the value of the warrants issued as part of the preferred stock. The value of the warrants has been classified as additional paid-in-capital under shareholders' equity.

(3)
In connection with the merger, DLJMB funds invested $70.7 million, and Messrs. Castro and Atterbury invested, through the retention of existing shares, $21.5 million of common equity for an approximately 23.4% equity interest in our company (excluding warrants).

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

    The tables below set forth selected consolidated financial information for us for each of the five fiscal years ended January 31, 1995 to 1999 and the nine month periods ended October 31, 1998 and 1999. We derived the consolidated statements of operations data and consolidated balance sheet data as of and for the five years ended January 31, 1995 to 1999 from our consolidated financial statements which have been audited by PricewaterhouseCoopers LLP, independent accountants. We derived the consolidated statements of operations data and consolidated balance sheet data for and as of the nine months ended October 31, 1998 and 1999 from our unaudited consolidated financial statements, which include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of results for these unaudited periods. The results of operations for the nine months ended October 31, 1999 are not necessarily indicative of the results of operations that may be expected for the full fiscal year 2000.

    You should read the selected consolidated financial data presented below in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements with related notes contained elsewhere in this prospectus.

	Year Ended January 31,										Nine Months Ended October 31,
	1995		1996		1997		1998		1999		1998		1999
	(dollars in millions)
Statement of Operations Data:
Revenue	$236.9		$245.3		$353.8		$459.5		$509.5		$391.7		$442.4
Cost of revenue	159.5		165.8		227.5		295.4		330.6		250.3		289.9

Gross profit	77.4		79.5		126.3		164.1		178.9		141.4		152.5
Selling, general and administrative expenses	55.7		60.1		89.9		114.2		127.7		97.1		109.0
Merger costs	—		—		—		—		—		—		2.3

Operating income	21.7		19.5		36.3		50.0		51.2		44.3		41.2
Interest expense	(1.1)		(1.1)		(4.1)		(4.3)		(4.0)		(3.0)		(5.0)
Other income (expense), net	0.5		0.3		0.3		0.8		0.4		0.5		(0.6)

Income before provision for income taxes	21.2		18.7		32.5		46.5		47.7		41.8		35.5
Provision for income taxes	9.2		8.0		14.6		20.4		21.2		18.6		17.2

Net income	$12.0		$10.7		$17.8		$26.0		$26.5		$23.2		$18.3

Balance Sheet Data (at end of period):
Cash and cash equivalents	$10.0		$12.1		$5.2		$2.5		$23.5		$5.7		$5.0
Working capital (1)	23.0		34.6		71.0		77.6		60.5		89.5		104.0
Total assets	106.5		125.5		202.0		246.5		265.9		257.3		334.7
Total debt (2)	9.0		13.8		49.6		42.7		41.9		42.5		85.2
Total shareholders' equity	66.1		77.7		96.2		125.7		141.2		143.4		160.1
Other Data:
EBITDA (3)	$31.5		$30.3		$49.8		$67.6		$71.1		58.6		58.3
Adjusted EBITDA (3)	31.5		30.3		49.8		67.6		71.1		58.6		60.6
Capital expenditures	10.1		12.5		9.2		17.1		16.5		11.4		7.9
Depreciation and amortization (4)	9.8		10.8		13.4		17.6		19.9		14.2		17.1
Ratio of earnings to fixed charges	8.7	x	7.7	x	6.3	x	7.6	x	7.8	x	9.7	x	5.6	x

(1)
Excludes cash and current maturities of debt and capital lease obligations.

(2)
Total debt includes all debt and capital lease obligations.

(3)
Earnings before interest, taxation, depreciation (EBITDA) is a key financial measure but should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with generally accepted accounting principles). We believe that EBITDA is a useful supplement to net income and other income statement data in understanding cash flows generated from operations that are available for taxes, debt service and capital expenditures. Adjusted EBITDA, which represents EBITDA, as defined, adjusted for non recurring merger costs is presented because we believe it is a meaningful indicator of our operating performance and it is a measurement by which certain of the covenants under the credit facility are computed.

(4)
Depreciation and amortization includes a $1.2 million and $1.0 million goodwill writedown for the year ended January 31, 1999 and the nine month period ended October 31, 1998, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with our consolidated financial statements and our unaudited pro forma condensed consolidated financial statements, including the notes to those statements, included elsewhere in this prospectus.

    This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause those differences include, but are not limited to, those discussed in "Risk Factors."

Overview

    We are a diversified communications and document services company applying advanced information systems and intranet/Internet technology to provide a full range of services to our corporate, financial and legal clients. We maintain a disciplined focus on specific target markets with substantial, complex business communication requirements, and we aggressively pursue a leadership position within each of these markets.

    In February 1999, we realigned our corporate structure by shifting from a geographically based matrix organization into five business units in order to provide clearer accountability, quicker decision making and sharper operational focus within each line of business. These business units have been organized into two reportable segments, Specialty Communication Services and Document Services:

  Specialty Communication Services

  •
  Financial Document Services

  •
  Investment Company Services

  •
  Managed Communications Programs

  •
  Merrill Print Group

  Document Services

  •
  Document Management Services

    Our management's discussion and analysis for the nine month periods ended October 31, 1998 and 1999 reflects our recent realignment into these five business units. Our management's discussion and analysis for prior periods reflect the historical presentation of our business on a product line basis.

    Our Financial Document Services business historically has generated large, high margin cash flow. This business encompasses transactional documents that generally reflect the level of deal activity in the capital markets as well as required regulatory compliance and other repetitive work that is typically not significantly affected by capital market fluctuations. While some types of transactions tend to increase when others are out of favor, a prolonged reduction in the overall level of financial transactions could be expected to have a negative impact on our Financial Document Services business. This was the case, for example, during the Fall of 1998 when pronounced economic difficulties in certain emerging markets reduced the overall level of transaction activity on a global scale. As a result, revenue related to transaction-based financial printing was depressed for the fourth quarter of fiscal year 1999 and the first quarter of fiscal year 2000, during which time we would have completed and invoiced certain transactions that were otherwise postponed or terminated. The first and second quarters of fiscal 1999, on the other hand, represented relatively robust capital markets, which translated into strong operating results for the transaction portion of our Financial Document Services business during these periods.

    In an effort to maximize the stability of our revenue and profitability, we have not only strived to grow the non-financial transaction portion of our Financial Document Services business, but we have also continued to develop and grow our other business units. Our Investment Company Services, Managed Communications Programs and Document Management Services businesses all compete in highly fragmented markets that we believe are undergoing robust growth. Compliance documentation and marketing materials for our investment fund and corporate clients are not significantly affected by capital markets fluctuations, but are usually in higher demand during our first fiscal quarter as a result of our clients' annual filing requirements. Our Managed Communications Programs and Document Management Services businesses tend to follow general economic trends. Both of these businesses also have a considerable amount of long-term contracted revenue that serves to stabilize our operating results. We generally do not begin to receive significant revenue in our Managed Communications Programs business until we have invested approximately six to 12 months analyzing our clients' communication processes and designing appropriate product and service offerings that effectively address their needs.

    The strength of our diversification effort has been attributable to both internal growth and acquisitions. On June 11, 1998, we acquired Executech, Inc. and World Wide Scan Services, LLC, an East coast-based software and imaging company that expanded Document Management Services' client base, giving us a strong presence among top-100 law firms and Fortune 200 corporate law departments. On April 14, 1999, we finalized the acquisition of Daniels Printing, Limited Partnership, a full-service financial and commercial printing company based in suburban Boston, Massachusetts, that strengthens the presence of our Investment Company Services business in the important New England market. Furthermore, we acquired Alternatives Communications Group, Inc. on June 14, 1999, extending the service capabilities, customer base and geographic reach of our Managed Communications Programs business. We have accounted for all of these acquisitions under the purchase method of accounting. Accordingly, our historical results reflect these acquired operations from the date of acquisition.

    In addition to broadening our revenue and customer base, we also strive to maintain a low fixed cost asset base and high utilization rates in connection with our printing assets. This enables us to better respond to a potential downturn in the financial markets and the associated reduction in demand for transaction-based printing services. In periods of strong demand, we subcontract as much as 40% of our printing requirements to third-party local vendors. We pursue a strategy of maintaining a low fixed cost asset base throughout all of our other business units as well. For example, we pioneered the hub and spoke network utilized in our Financial Document Services and Investment Company Services businesses as an efficient method to deploy the resources needed in those businesses. In our Document Management Services business, we have a leasing arrangement with a major manufacturer of photocopying equipment, whereby we lease such equipment on an as-needed basis and pay for such usage entirely on a per copy basis (as opposed to paying a fixed monthly rental cost). This arrangement is in line with our overall operating strategy of minimizing our fixed cost asset base and maximizing operating flexibility.

    In all of our business units, we recognize revenue when we ship or complete the product or, in the case of our Document Management Services, when we provide the service. Prior to our recent corporate realignment, our printing operations were historically reflected as a cost center in our overall operating results for the entire company. With its formation in February 1999, the Merrill Print Group has been established as a profit center responsible for managing the printing operations for all of our internal businesses as well as our growing base of commercial printing clients.

    As a result of the merger, we incurred merger costs of approximately $23.9 million, of which $10.2 million relates to financing costs that has been capitalized and amortized over the term of the finance agreements. The remaining $13.7 million of fees and expenses relates to non-capitalizable merger fees and expenses. A substantial one-time charge will be recorded during the fourth quarter of fiscal year 2000. Because this charge will be funded entirely through the proceeds of the merger financing, we do not expect this charge to have a material impact on our liquidity, ongoing operations or market position. The merger will be accounted for as a recapitalization and consequently will have no impact on our historical basis of assets and liabilities nor result in the recording of any goodwill.

    We strive to capitalize on opportunities to realize operating synergies and cost savings by integrating our recent acquisitions into our operations, capitalizing on our recent corporate realignment into business units and leveraging our low fixed-cost asset base. Our cost reduction initiatives include:

  •
  streamlining redundant functions;

  •
  rationalizing corporate overhead;

  •
  more effectively adapting technology targeted for specific business unit markets;

  •
  increasing utilization of existing printing capacity; and

  •
  maximizing purchasing efficiencies.

Results of Operations

    The following table sets forth, for the fiscal period indicated, the revenues for each of our lines of business:

	Year Ended January 31,			Nine Months Ended October 31,
	1997	1998	1999	1998	1999
	(dollars in millions)
Specialty Communication Services:
Financial Document Services	$198.9	$251.5	$256.3	$204.1	$203.5
Investment Company Services	55.4	83.5	101.5	78.2	102.1
Managed Communications Programs	52.7	66.4	80.5	56.3	70.5
Merrill Print Group	7.3	3.9	8.3	7.5	12.0

Total Specialty Communication Services Revenue	314.3	405.3	446.6	346.1	388.0

Document Services:
Document Management Services	39.5	54.2	62.9	45.6	54.4

Total Revenue	$353.8	$459.5	$509.5	$391.7	$442.4

    The following table sets forth, for the fiscal period indicated, the growth in revenues for each of our lines of business:

	Year Ended January 31,
			Nine Months Ended October 31, 1999
	1998	1999
Specialty Communication Services:
Financial Document Services	26.5%	1.9%	(0.3)%
Investment Company Services	50.7	21.6	30.5
Managed Communications Programs	26.0	21.1	25.3
Merrill Print Group	(46.6)	112.8	59.3
Total Specialty Communication Services Revenue	29.0	10.2	12.1
Document Services:
Document Management Services	37.2	16.1	19.3
Total Revenue	29.9%	10.9%	12.9%

Nine months ended October 31, 1999 compared to nine months ended October 31, 1998

  Revenue

    Overall revenue increased 12.9% to $442.4 million for the nine month period ended October 31, 1999 from $391.7 million for the same period one year ago. Revenue in the Specialty Communication Services segment increased $41.9 million, or 12.1% to $388.0 million from $346.1 million. Within the Specialty Communication Services segment, Financial Document Services revenue decreased 0.3% to $203.5 million from $204.1 million. Revenue generated by financial transactions, which represented 32.7% of our revenue for the nine month period ended October 31, 1999, decreased 2.6% when compared to the same period a year ago. This decrease reflected lower financial transaction activity during the first half of fiscal year 2000 when compared to the record activity experienced during the first half of fiscal year 1999. Corporate regulatory compliance revenue had a modest increase of approximately 2.8% for the nine month period ended October 31, 1999. The increase was driven by an aggressive marketing initiative implemented during the first half of fiscal year 2000 offset by timing of certain projects during the latter part of the nine month period ended October 31, 1999. Investment Company Services revenue increased $23.9 million, or 30.5% to $102.1 million for the current nine month period ended October 31, 1999 from $78.2 million for the same period one year ago. This increase resulted from the positive impact of the Daniels Printing operation, new customers and added services to existing customers. Managed Communications Programs revenue increased $14.2 million or 25.3% to $70.5 million for the nine month period ended October 31, 1999 from $56.3 million for the same period one year ago. Managed Communications Programs revenue growth resulted from continued growth in new customer accounts and services to existing customers and the positive impact of the Alternatives Communications operations. Merrill Print Group revenue increased $4.5 million to $12.0 million for the nine month period ended October 31, 1999 from $7.5 million during the same period one year ago. This increase was primarily generated by the Daniels Printing operations.

    Revenue in the Document Services segment increased $8.8 million, or 19.3% to $54.4 million for the nine month period ended October 31, 1999 from $45.6 million for the nine month period ended October 31, 1998. This growth was due to increased revenue from our document service centers, our regional copy centers and from our imaging services.

  Gross profit

    Gross profit increased $11.1 million, or 7.8% to $152.5 million for the nine month period ended October 31, 1999 from $141.4 million for the nine month period ended October 31, 1998. As a percentage of revenue, gross profit was 34.5% for the nine month period ended October 31, 1999 compared to 36.1% for the same period one year ago. The increase in gross profit was due to increased revenue discussed above, offset by the decrease in gross profit as a percentage of revenue. This decrease in gross profit as a percentage of revenue was due to a shift in revenue mix from higher gross margin financial transaction revenue to revenue generated by our other business units that tend to carry lower gross margins.

  Selling, general and administrative

    Selling, general and administrative expenses increased $11.9 million to $109.0 million for the nine month period ended October 31, 1999 from $97.1 million for the nine month period ended October 31, 1998. Selling, general and administrative expenses primarily increased as a result of variable costs associated with increased revenues and related expenses from our recently acquired Daniels Printing and Alternatives Communications acquisitions. Selling, general and administrative expenses as a percentage of revenue were 24.7% for the nine month period ended October 31, 1999 compared with 24.8% for the nine month period ended October 31, 1998.

  Merger costs

    During the nine month period ended October 31, 1999, we recorded costs associated with the proposed plan of merger of approximately $2.3 million. This amount reflects investment banking fees, accounting, legal and other direct expenses. During the fourth quarter of fiscal year 2000, we will record a significant one-time charge associated with the November 23, 1999 closing of the plan of merger.

  EBITDA

    EBITDA was $58.3 million for the nine month period ended October 31, 1999 and included non-recurring merger costs of $2.3 million. Exclusive of non-recurring merger costs, EBITDA increased 3.4% to $60.6 million for the nine month period ended October 31, 1999 from $58.6 million for the nine month period ended October 31, 1998. As a percentage of revenue, EBITDA was 13.2% for the nine month period ended October 31, 1999 versus 15.0% for the nine month period ended October 31, 1998. The primary contributor to the increase in EBITDA, exclusive of non-recurring merger costs, related to the increase in gross profit partially offset by the increase in selling, general and administrative expenses as previously discussed. The primary cause for the decrease in EBITDA as a percentage of revenue related directly to $2.3 million of non-recurring merger costs and the decrease in gross profit as a percentage of revenue, as previously discussed.

  Interest expense

    Interest expense for the nine month period ended October 31, 1999 was $5.0 million compared to $3.0 million for the nine month period ended October 31, 1998. The increase in interest expense was caused by borrowings under our revolving credit facility to finance the Daniels Printing and Alternatives Communications acquisitions.

  Tax provision

    The effective tax rate for the nine month period ended October 31, 1999 was 48.5% compared to 44.5% for the nine month period ended October 31, 1998. The increase in the effective rate was caused by an increase in non-deductible business and entertainment expenses and non-deductible merger costs. We expect the effective tax rate to increase for the remainder of fiscal year 2000 as additional non-deductible merger costs are incurred.

  Net income

    Net income was $18.3 million, or $1.10 per diluted share, for the nine month period ended October 31, 1999 versus $23.2 million, or $1.35 per diluted share, for the nine month period ended October 31, 1998. The decrease in net income was related to higher selling, general and administrative expenses, increased depreciation and amortization expense associated primarily with the Daniels Printing operation, merger costs and interest expense.

Fiscal year ended January 31, 1999 compared to fiscal year ended January 31, 1998

  Revenue

    Overall revenue for fiscal year 1999 increased 11% over the previous year. Revenue in the Specialty Communication Services segment increased 10% over the previous year. The financial transactions revenue category increased 6% compared to the prior year. This increase was driven by strong mergers and acquisition activity in the first six months of fiscal year 1999. The financial transactions revenue category declined in the second half of the fiscal year by 15% as a result of the Fall market volatility. International revenue, which is included in the financial transactions revenue category, represented less than 10% of consolidated revenue and increased over fiscal year 1998 revenue. Management does not anticipate significant fluctuations in the relative percentage of international revenue during fiscal year 2000. The corporate revenue category increased 11% compared to fiscal year 1998. This increase is attributed mainly to strong growth in Investment Company Services products and continued solid demand for corporate compliance business. The commercial and other revenue category realized revenue growth of 18% over fiscal year 1998. The growth is primarily the result of our Managed Communications Programs business. The Document Services segment revenue grew 16% in fiscal year 1999. Ten percent of the growth was a result of the acquisition of Executech and affiliated World Wide Scan Services in June 1998. Document service centers, which totaled 80 at January 31, 1999, contributed revenue growth of 7% on a same-site comparison.

    We anticipate that our total revenue for fiscal year 2000 will continue to grow compared to our total revenue for fiscal year 1999, primarily as a result of our acquisition activity, increased selling efforts and new product offerings. As a percentage of our total revenue, we anticipate that our financial revenue category in fiscal year 2000 will decline as a percentage of total revenue as our other business sectors continue to grow. The forward-looking statements in this paragraph contain various risks and uncertainties that may make these statements untrue. These risks and uncertainties include, but are not limited to, the effect of economic and financial market conditions on our revenue, the extent of changes to government reporting requirements and the ability of our management to successfully select suitable acquisition candidates and the ability to integrate and manage them successfully.

  Gross profit

    Fiscal year 1999 gross profit of approximately 35% declined slightly from fiscal year 1998. Strong margins were maintained despite the significant slowdown in financial transaction activity in the second half of the fiscal year 1999. Management implemented cost control measures in the second half of fiscal year 1999 to offset the lower production activity. These cost controls measures included a reduction in our workforce of approximately 100 employees (approximately three percent of our total workforce) and a decrease in our incentive bonuses payable to employees (resulting from anticipated lower company performance compared to the quantitative targets set forth in our plan). On February 1, 1999, we also reorganized our company into five distinct business units: Financial Document Services, Investment Company Services, Management Communications Programs, the Merrill Print Group and Document Management Services. By realigning our business into five operating units, we believe that we are able to achieve more accountability for overall profitability of these business units. In addition, by establishing the Merrill Print Group as a separate profit center, we hope to increase the utilization of our printing assets. In order to further this objective, management compensation for the Merrill Print Group is now based on profitability. We believe that these cost cutting initiatives together with our expectation that overhead costs will remain stable, will result in higher operating margins during the next couple of years. The decrease in gross profit as a percentage of revenue resulted from a shift in revenue mix from higher gross margin financial transaction revenue to revenue generated by our other business units that tend to carry lower gross margins. We expect to continue to realize decreasing gross margins due to the changing mix of our revenue between Financial Document Services (higher gross margin business) and non-Financial Document Services (lower gross margin business).

    The immediately preceding paragraph contains forward-looking statements involving various risks and uncertainties that may make these statements untrue. These risks and uncertainties include, but are not limited to, the effect of economic and financial market conditions on our revenue, the extent of changes to government reporting requirements, the ability of our management to successfully select suitable acquisition candidates and the ability to integrate and manage them successfully, the success of our focus on value-added technology and the ability of our management to successfully continue to diversify our operations.

  Selling, general and administrative expenses

    Selling, general and administrative expenses increased in both dollar terms and as a percentage of revenue. The increase in these expenses in fiscal year 1999 was principally a result of our continued expansion of our sales and marketing activities and provisions for losses on trade receivables. Specifically, during fiscal year 1999, we hired additional sales personnel, marketing employees and product managers, and engaged in several, nationwide corporate branding and product marketing programs. We anticipate that we will continue to hire additional sales and marketing personnel in the immediate future, and will continue our corporate branding and product marketing initiatives for the foreseeable future. During the fiscal year ending January 31, 1998, management decided to discontinue the sales of hardware and software related to its Merrill Training and Technology group, formerly Merrill/Superstar Computing Company. As a result of this decision, we recorded a $1.2 million goodwill impairment as it was determined that the carrying amount of the goodwill related to the Superstar acquisition was not fully recoverable. We review the carrying value of long-lived assets and certain identifiable intangibles for impairment, at least quarterly but more frequently whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Based on this policy, no other goodwill or long-lived asset was determined to be impaired.

    Average short-term borrowings under our line of credit arrangement were approximately $4.3 million, $4.7 million and $30.1 million in fiscal years 1999, 1998 and 1997, respectively.

    Interest expense for fiscal year 1999 declined slightly compared to fiscal year 1998, which reflects stable interest rates and a slight reduction in overall amounts borrowed during fiscal year 1999.

    The effective income tax rate for fiscal year 1999 was 44.5% compared to 44% for fiscal year 1998. The effective rates were higher than the statutory federal income tax rate primarily because of state income taxes and the impact of increased non-deductible business entertainment expenses incurred in conjunction with the Financial Document Services and Investment Company Services revenue category activity previously discussed.

Fiscal year ended January 31, 1998 compared to fiscal year ended January 31, 1997

  Revenue

    Overall revenue for fiscal year 1998 increased 30% over the previous year. Revenue in the Specialty Communication Services segment increased 29% over the previous year. The financial transactions revenue category increased 22% compared to 1997. This increase was driven by continued strong mergers and acquisition activity in financial markets throughout fiscal year 1998. The increase was also driven by the results of the Corporate Printing Company business acquired in April 1996. International revenue, which is included in the financial transactions revenue category, represented less than 10% of consolidated revenue and increased over fiscal year 1997. The corporate revenue category increased 49% when compared to fiscal year 1997. This increase is attributed to strong corporate compliance business, continued solid demand for EDGAR services and strong growth in Investment Company Services products. The commercial and other revenue category experienced a 17% increase in revenue over fiscal year 1997. The growth is primarily the result of our Managed Communications Programs. The Document Services segment revenue grew 37% in fiscal year 1998, reflecting continued growth in the number of Document Service Centers, which totaled 76 at January 31, 1998. This resulted from internal growth and the acquisition of selected assets of Total Management Support Services.

  Gross profit

    Fiscal year 1998 gross profit of approximately 36% remained level with fiscal year 1997. Continued strong margins in both Financial Document Services and Investment Company Services along with high production utilization allowed us to maintain the same margins.

  Selling, general and administrative expenses

    Selling, general and administrative expenses increased, but as a percent of revenue, declined slightly in the last year. The increase in these expenses in fiscal year 1998 was principally a result of our continued expansion of sales and marketing activities and provisions for incentive compensation.

    Average short-term borrowings under our line of credit arrangement were approximately $4.7 million, $30.1 million and $2.2 million in fiscal years 1998, 1997 and 1996, respectively. The significant decrease in the average short-term borrowings in fiscal year 1998 resulted from the issuance of $35 million in unsecured Senior Subordinated Notes in October 1996.

    Interest expense for fiscal year 1998 remained relatively consistent compared to fiscal year 1997, which reflects stable interest rates and consistent overall amounts borrowed during the time periods.

    The effective income tax rate for fiscal year 1998 was 44% compared to 45% for fiscal year 1997. The effective rates were higher than the statutory federal rate primarily because of state income taxes and the impact of increased non-deductible business entertainment expenses incurred in conjunction with the additional Financial Document Services and Investment Company Services revenue category activity previously discussed.

Liquidity and Capital Resources

  Post-merger

    Our principal sources of liquidity is cash flow from operations and borrowings under Merrill Communications LLC's new credit facility. Our principal uses of cash will be debt service requirements described below, capital expenditures, working capital requirements and acquisitions.

    Capital expenditures were $7.9 million for the nine months ended October 31, 1999 and $16.5 million, $17.1 million and $9.2 million for the fiscal years 1999, 1998 and 1997, respectively. We anticipate that we will spend approximately $13.0 million on capital expenditures for the remainder of fiscal 2000 and approximately $18.0 million for fiscal 2001 for computer based production equipment, reprographics, leasehold improvements and printing equipment. We expect to realize certain revenue enhancements and cost savings as a result of such expenditures. Management believes that we will continue to require working capital consistent with past experience and that current levels of working capital, together with borrowings available under the new credit facility, will be sufficient to meet expected liquidity needs in the near term.

    On a pro forma basis, as of October 31, 1999, we had: (1) total indebtedness of approximately $358.5 million; and (2) $48.1 million of borrowings available under Merrill Communications LLC's credit facility, subject to customary conditions. The term loan facility under this credit facility consists of a $65.0 million amortizing term loan A maturing November 23, 2005 and a $155.0 million amortizing term loan B maturing November 23, 2007. This credit facility also includes a $50.0 million revolving credit facility that terminates on November 23, 2005. This credit facility may be increased by up to $30.0 million at our request, with the consent of the lenders providing the increased commitments. Borrowings under this credit facility generally bear interest based on a margin over, at our option, the base rate or the reserve-adjusted London-interbank offered rate, or LIBOR. The applicable margin is initially 3.00% over LIBOR and 1.75% over the base rate for borrowings under the revolving credit facility and for term loan A and 3.75% over LIBOR and 2.50% over the base rate for term loan B.

The applicable margin for the revolving credit facility and term loan A will vary in the future based upon our leverage ratio, as defined in the credit facility. The credit facility limits Merrill Communications LLC's ability to pay dividends to us other than for the purpose of making current payments of principal and interest on the notes and specified fees and expenses incurred by us. The credit facility also contains customary covenants, including covenants that limit our ability to incur debt, pay dividends and make investments, and events of default as described in "Description of Credit Facility."

    The notes mature in 2009 and are guaranteed by each of our existing wholly-owned domestic restricted subsidiaries. Interest on the notes are payable semi-annually in cash. The notes contain customary covenants and events of default, including covenants that limit our ability to incur debt, pay dividends and make certain investments as described in "Description of Exchange Notes."

    Viking Merger Sub issued 500,000 shares of 14.5% senior preferred stock due 2011 to certain affiliates of DLJ Merchant Banking Partners II, L.P. and to institutional investors. At the effective time of the merger, each share of Viking Merger Sub preferred stock converted into preferred stock of our company with identical terms. Each share of preferred stock is entitled to cumulative, quarterly dividends at a compound rate of 14.5% per annum. Prior to November 15, 2004, dividends will accrete to the liquidation value of the preferred stock unless holders elect to receive such dividends in the form of additional shares of preferred stock. After November 15, 2004, dividends are payable in cash. Shares of preferred stock have a liquidation preference equal to the sum of $80 plus accreted dividends. Prior to the first dividend payment date, each share of preferred stock will be exchanged for 3.2 shares of preferred stock with identical terms in all respects except that the liquidation preference will be equal to $25.00 plus accrued dividends. Shares of preferred stock are non-voting, except as otherwise provided by law or by agreement. The preferred stock is subject to redemption at our option at 114.5% of liquidation preference, prior to November 15, 2004, declining ratably to 100.0% of such liquidation preference after November 15, 2007. Upon the occurrence of a change of control, each holder of preferred stock has the right to require us to repurchase all or any part of such holder's preferred stock at an offer price in cash equal to 101% of the liquidation preference thereof. Together with the preferred stock, Viking Merger Sub issued warrants to purchase 344,263 shares of its common stock at a purchase price of $0.01 per share. At the effective time of the merger, these warrants became warrants to purchase an equal amount of shares of our class B common stock at a purchase price of $0.01 per share.

    We anticipate that our operating cash flow, together with borrowings under Merrill Communications LLC's credit facility, will be sufficient to meet our anticipated future operating expenses, capital expenditures and debt service obligations as they become due. However, our ability to make scheduled payments of principal of, to pay interest on or to refinance our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control. See "Risk Factors."

    From time to time we will continue to explore additional financing methods and other means to lower our cost of capital, which could include stock issuance or debt financing and the application of the proceeds therefrom to the repayment of bank debt or other indebtedness. In addition, in connection with any future acquisitions, we may require additional funding which may be provided in the form of additional debt or equity financing or a combination thereof. There can be no assurance that any additional financing will be available to us on acceptable terms.

  Historical

    Cash and cash equivalents decreased $18.5 million to $5.0 million at October 31, 1999 from $23.5 million at January 31, 1999. We generated cash from operations in the nine month period ended

October 31, 1999 of $5.7 million versus $26.2 million in the nine month period ended October 31, 1998. This change was driven by decreased net income, assumption and subsequent payment of ordinary course liabilities resulting from the Daniels Printing and Alternatives Communications acquisitions and higher levels of accounts receivable balances as business activity has increased from lower levels at the beginning of the year. Net cash used in investing activities was $65.2 million and $17.3 million for the nine month periods ended October 31, 1999 and 1998, respectively. Significant uses of cash in investing activities for the current nine month period included $54.6 million of cash used for the Daniels Printing and Alternatives Communications acquisitions and capital expenditures of $7.9 million. Consideration for the Daniels Printing acquisition included approximately $44.0 million in cash, assumption and payment of existing line of credit obligations totaling approximately $5.6 million and the assumption of certain ordinary course liabilities of $7.7 million. Consideration for the Alternatives Communications acquisition included approximately $2.6 million in cash, a promissory note of $0.8 million, payment of an existing line of credit obligation of $2.1 million and assumption of certain ordinary course liabilities of $1.9 million. Net cash provided by financing activities was $41.0 million for the nine month period ended October 31, 1999 compared with net cash used in financing activities of $5.8 million for the nine month period ended October 31, 1998. This change resulted from financing a significant portion of the Daniels Printing and Alternatives Communications acquisition with our revolving credit facility and the absence of stock repurchases during the current nine month period.

    Cash provided by operating activities was $55.8 million in fiscal year 1999, compared to $30.9 million in fiscal year 1998 and $8.5 million in fiscal year 1997. Operating cash flows for fiscal year 1999 included strong earnings performance and a decrease in accounts receivable and work-in-process inventories offset by decreases in accounts payable and accrued expenses. Operating cash flows for fiscal year 1998 included strong earnings performance, a decrease in work-in-process inventories and an increase in accounts payable and accrued expenses offset by an increase in accounts receivable.

    Net cash used in investing activities was $23.1 million in fiscal year 1999, compared to $30.1 million in fiscal year 1998 and $35.8 million in fiscal year 1997. Capital expenditures were $16.5 million, $17.1 million and $9.2 million for the years ended January 31, 1999, 1998 and 1997, respectively. Capital expenditures in each fiscal year were principally for reprographic and computer-based production equipment and for leasehold improvements. Cash used for businesses acquired included Executech in fiscal year 1999, Superstar Computing, Total Management Support Services and The Corporate Printing Company in fiscal year 1998 and The Corporate Printing Company and FMC Resource Management Corporation in fiscal year 1997.

    Net cash used in financing activities was $11.8 million in fiscal year 1999 compared to $3.4 million in fiscal year 1998. Net cash used in these fiscal years was primarily a result of repurchases of common stock offset by stock option exercises and repayment of borrowings under our line of credit. Fiscal year 1997 cash provided by financing activities of $20.4 million was primarily a result of the issuance of long-term debt offset by payments on long-term debt and capital lease obligations.

Impact of Year 2000

    To date, none of our products have revealed any significant year 2000 problems. However, we believe the failure of some of our customers to make their computer systems year 2000 compliant or the abandonment or delay of offerings, acquisitions or other transactions due to year 2000 concerns held by some of our customers may temporarily harm our operating results, in particular during the fourth quarter of fiscal 2000 and the first quarter of fiscal 2001. We estimate that the total cost to identify and remediate our year 2000 problems was approximately $4.3 million. These costs primarily relate to the purchase of a new payroll system, consultant and payroll-related costs for our information technology group and some computer hardware and software package upgrade purchase costs. Such costs do not include normal system upgrades and replacements. We anticipate that our fourth quarter operating results for fiscal 2000 will be behind our original expectations due to our customers' year

2000 compliance efforts and our customers' abandonment or delay of offerings, acquisitions or other transactions.

Quantitative and Qualitative Disclosures About Market Risk

    Borrowings under Merrill Communications LLC's credit facility accrue interest at variable rates. Based on outstanding borrowings under the credit facility at October 31, 1999, a one-eighth of one percent change in interest rates would impact interest expense in the amount of approximately $228,000 annually. On December 22, 1999, we entered into an interest rate cap with DLJ International Capital. Beginning March 24, 2000, the interest rate for $110.0 million of borrowings under our terms loans A and B will be 7.50% until December 24, 2001.

    We regularly invest excess operating cash in overnight repurchase agreements that are subject to changes in short-term interest rates. Accordingly, we believe that the market risk arising from our holding of these financial instruments is minimal.

BUSINESS

Introduction

    We are a diversified communications and document services company applying advanced information systems and intranet/Internet technology to provide a broad range of services to our financial, legal and corporate clients. Our services integrate traditional composition, imaging and printing services with document management, distribution, marketing and software solutions. This integrated approach helps streamline the preparation and distribution of business-to-business communications materials. We serve our domestic clients through 36 business centers throughout 28 cities in the United States, and our international clients through a strategic alliance and other relationships with local document service providers in Canada, Europe, Asia, Latin America and Australia.

    Our business strategy is to help our clients communicate more effectively with their clients. We pursue this strategy by providing a total outsourcing solution for all of our clients' business-to-business communications and document needs. As part of our strategy, we focus on specific client segments that have substantial and complex communications requirements for which we develop an expertise that we believe provides us with a significant competitive advantage. Our service offering is often fully integrated with our clients' internal processes, and in many cases we have dedicated full-time personnel situated on-site at our clients' locations. As a result, we have built strong, long-lasting relationships with clients that have trusted us to manage their time sensitive, confidential documents and their branded promotional materials. We believe that these strong, trusted relationships help provide us with a more stabilized source of cash flow.

    As part of our efforts in helping our clients communicate more effectively with their clients, we have been a leader in introducing electronic, digital and Internet-based solutions that add value to traditional printing services. We have designed our service offering to take advantage of our strong technological capabilities in web-based information, document collaboration and distribution and in electronic document imaging, coding and retrieval. The proprietary technology embedded within our services further strengthens our client relationships and the integration of our service offering into our clients' communication processes, which in turn leads to more stabilized cash flows. Furthermore, these capabilities allow us to wrap value-added technology-based communications solutions around basic services, such as printing, thereby allowing us to command higher margins. Our technology expertise has also positioned us as a leader in the evolution of document creation, management and distribution in both print and electronic formats. We view our technology expertise as an important competitive advantage and we have made a significant investment in this area. Currently, we have a team of over 200 project managers, software developers, and support personnel responsible for the design, development and implementation of our technology-based offerings.

    As part of the recent realignment in our corporate structure, we shifted from a geographically based matrix organization into five business units in order to provide clearer accountability, quicker decision making, sharper operational focus within each line of business and to better enable us to capitalize on the growth opportunities within each of our markets. We continue to leverage our information technology concepts across all business units. Our business units are organized under two reportable segments, Specialty Communication Services and Document Services.

Specialty Communication Services

    This segment of our business provides our financial, investment company and corporate clients with information technology-based solutions for the production and distribution of transactional financial documents, marketing materials, compliance documents, and branded promotional materials.

Financial Document Services

  Overview

    Our Financial Document Services business unit produces and distributes (electronic and paper) time critical, transactional financial documents, such as registration statements, prospectuses, offering memoranda and other printed materials that are part of business financings, mergers and acquisitions. We managed the documentation behind five of the 10 largest domestic merger and acquisition transactions announced during 1999. We also produce compliance and reporting documents, such as annual and quarterly reports and proxy statements, that are either mailed or made electronically available to shareholders. In the financial printing market, we are one of three international financial printers with a nationwide network and recognized brand name.

  Services and Marketing

    Our principal service is coordinating the composition, printing and distribution of electronic and paper transaction-based financial documents, as well as compliance and investor reports. Our strong reputation in maintaining confidentiality and responding to urgent time deadlines is critical to our success and has led to the long-lasting, trusted relationships we have developed with our clients. We offer 24-hour conference facilities, high-quality support services to assist in the preparation, printing and delivery of documents, and advanced information technology solutions to facilitate collaborative work environments, speed delivery of proofs and assist clients in electronic delivery of documents to their shareholder and investor base. We are also responsible for making all required regulatory filings with agencies, such as the SEC. We are the only national financial printer with a direct line to the SEC, which we believe provides greater reliability and efficiency in filing documents electronically through the SEC's EDGAR system. We believe we are also the only financial printer with an integrated, single source composition and filing system. Since the typeset and EDGAR versions are output from the same data file, our integrated, single source system provides our clients with greater reliability and efficiency in producing accurate typeset and EDGAR proofs for filing. We also coordinate the distribution of disclosure documents for our corporate clients through secure, offering-specific web sites, as well as the dissemination of their ongoing investor reports on their proprietary intranet systems or on corporate Internet sites.

    We emphasize technology-based solutions in providing financial document services to our clients, including software applications that facilitate collaborative work environments and reduce the need for face-to-face drafting sessions. Some of our more important software applications are described below:

  •
  Merrill e-Collaborate, introduced in 1998, is a web-based document management tool that is designed to streamline the creation of time sensitive documents. Merrill e-Collaborate provides a secure electronic work space where working group members can offer comments and review proofs instantly, without having to wait for couriers and faxes. This system also has a built-in address book with e-mail capabilities, a group discussion area and links to various securities law publications.

  •
  Merrill e:Proof, introduced in 1996, is an electronic distribution method of typeset and EDGAR documents through Internet e-mail or a secure point-to-point connection, that can be viewed on-screen, distributed by e-mail or printed as hard copy from any computer with access to e-mail and a printer. This software eliminates the need for time consuming and costly couriers, faxes and mail services. All documents distributed through Merrill e:Proof are password protected and encrypted to ensure a secure document.

  •
  Merrill<>Link, introduced in 1992, permits a client to receive sharp, clear page proofs directly in specified client locations through the use of a remote printer. Merrill<>Link has multiparty capabilities that enable printers in multiple locations to receive proof pages simultaneously. We use Merrill<>Link extensively in our international operations to service our clients while minimizing our fixed-cost asset base.

  •
  MDB<>Link, introduced in 1990, offers clients the ability to print a "blueline" directly in specified client locations. Because the blueline is the last stage of document production prior to bulk printing, wider and more timely client access to these documents is viewed as a significant convenience and helps to ensure satisfaction with printing formats, page spacing and page layout.

  •
  Merrill IR Edge, introduced in 1999, is a web-based service through which we host, create and design investor relations web sites for our clients, including, at the client's election, electronic distribution of regulatory and investor reports, stock price information, research reports, press releases, links to other helpful web sites and other information important to investors.

    We market primarily through direct one-on-one contact with our clients, which include corporate officers and legal departments, securities attorneys, investment and merchant bankers and other financial professionals involved in public and private offerings, mergers and acquisitions or that are required to make specified disclosures under local regulations.

    Our financial printing services are provided on a project basis for individual transactions and on a periodic basis for ongoing regulatory filings or investor reports, and are typically billed on a project basis. Pricing varies significantly and is dependent in large part on the time frame allowed for the filing, the type of filing and number of proofs, document complexity, the number of pages, the distribution method for the proofs and the filing, and the extent of the revisions.

  Operations

    The creation, assembly, production and distribution of financial documents requires rapid composition, printing, electronic conversion and distribution services that are available 24 hours a day and tailored to the exacting demands of our clients. Each document typically goes through many cycles of proofreading and editing, and proofs must often be delivered simultaneously to several different cities worldwide. We have over 200 conference rooms in 28 cities in the United States and additional conference facilities that are available for our clients' use in Europe and other international markets. In December 1999, we ended our joint venture arrangement with Burrups International Limited and began our own operations in Europe, with the opening of offices in London and Paris.

    We use advanced information systems and intranet/Internet technology to create a "hub and spoke" network, linking our composition center hubs in St. Paul, Minnesota and suburban Baltimore, Maryland with our 28 service facilities throughout the United States and internationally. We pioneered the use of the hub and spoke network as an efficient means of deploying the resources needed to service our clients. The concentration of resources at our hub facilities allows us to offset the peaks and valleys of workloads among our service centers. Our staff can also develop a deeper level of expertise and we can provide them with better and more constant training. We can also more easily scale up our operations during seasonally high work load periods by hiring predominantly at our hubs, rather than at service centers across the country. At January 31, 2000, we employed 1,053 employees, including 254 customer service employees and 168 sales, marketing and sales support personnel.

  Competition

    We compete for clients in the financial printing area based primarily on relationships, technology offerings, cost, the scope of our capabilities worldwide and the overall quality of customer service, especially the ability to produce rapid and accurate revisions. We believe that our leading position in introducing software solutions to facilitate document production is a competitive advantage in attracting and retaining clients. Domestically and internationally, our primary competitors are Bowne & Co., Inc.

and R.R. Donnelley & Sons Company, especially for the larger transactional and compliance work. We also compete with many smaller regional companies in the United States. We believe that the relationships that we have developed with many United States-based multi-national law firms and investment banks provide us with an advantage in competing for the financial document services business generated by their overseas operations.

Investment Company Services

  Overview

    The Investment Company Services business unit designs, produces, prints and distributes marketing materials and compliance documents for public and private investment funds, insurance companies, banks and variable annuity providers, principally in the United States. We also offer software solutions that assist our fund clients with the creation and assembly of fund documents. We currently provide services to eight of the top 10 fund families, in terms of total assets, and we have had relationships with our top 10 fund clients for an average of over 12 years. Demand for our investment company services is driven by the number of shareholders in funds, the movement of shareholders between funds and the introduction of new funds as a result of various market dynamics. According to the 1999 Mutual Fund Fact Book, published by the Investment Company Institute, the investment fund industry has increased at a 15.1% compounded annual growth rate in the number of shareholder accounts from 1984 through 1998. In addition, the number of investment funds has experienced a 13.5% compounded annual growth rate over the same period. We believe that the number of shareholders in funds and the movement between funds will continue to grow rapidly, as the baby boomers continue to age and as investors become more sophisticated about potential fund options and portfolio diversification strategies. We also believe we will continue to see the introduction of new funds in response to changing market dynamics, as we have seen with the introduction of Internet funds and international funds in the last few years.

    Although there are more than 800 investment companies in the United States, we target our sales and marketing efforts on approximately 420 of the largest companies within the market. We believe that the investment fund industry is likely to experience substantial consolidation in the next several years and we expect the larger clients we target to be among the survivors. We also focus our operations in the largest and fastest growing markets, in terms of the number of investment companies located within the market. In April 1999, we acquired Daniels Printing, a leading provider of investment fund services in Boston. We believe that this acquisition will help us increase our penetration of this market by building on Daniels' strong reputation as a service provider in this industry. We may make other acquisitions in areas that complement our core services, such as suppliers of mail and other distribution services to fund investors.

  Services and Marketing

    Public investment funds in the United States are permitted to use a wide variety of marketing materials to attract investors, many of which rely heavily on graphic and full-color print layouts. Due to the large number of funds and intense competition among funds, multi-fund complexes seek to create a brand identity that is easily recognized by a geographically diverse and fragmented investor base and to differentiate their marketing materials through the use of unique design elements. The frequency of required reports sent to individual shareholders requires substantial coordination of information from a variety of third parties, including outside administrators, transfer agents, advisers and accounting firms. In response to these market dynamics, our Investment Company Services business unit provides a full range of services that go beyond printing to the creation, production, distribution and reporting of fund documents. These services include software solutions that assist our clients in creating and assembling fund documents; comprehensive prepress services, which includes all of the necessary preparation of a document prior to printing; and document management and distribution services, including fulfillment

(both electronic and paper) and inventory management of fund documents. Our personnel dedicated to this business unit are trained in the technical requirements applicable to investment funds in the United States, and we continually seek to adapt our systems rapidly to respond to changes in SEC reporting requirements or to market practices that affect our fund clients.

    In addition to collaborative Internet-based work environments for editing and proofing documents, such as Merrill e-Collaborate and Merrill e:Proof, we offer our Investment Company Services clients sophisticated software applications tailored to the unique requirements of investment funds and the specifications of our fund clients. Included among our current service offering are the following proprietary software applications:

  •
  MerrillReports, introduced in 1991, is a program that assists investment funds in preparing shareholder reports by automating the process of creating, typesetting and transmitting financial reports.  MerrillReports gathers information from a fund's accounting system and its transfer agent's records and is customized to accommodate a fund's accounting system and the specific requirements of its financial mapping and design elements. This software allows a fund to create and distribute its own proofs internally and to its filing agent. MerrillReports is a leading software system for fund prospectus creation and assembly.

  •
  Merrill TextManager, introduced in 1998, is a software application that allows an investment fund client to create, manage and share text among multiple users, facilitating collaboration within and among teams. The system creates an electronic library of approved text that can be retrieved and reused, ensuring language consistency among multiple documents and reducing review cycles. Merrill TextManager also tracks changes within individual documents and changes among groups of documents.

  •
  MerrillConnect, introduced in 1998, is an integrated software system that manages the sales and marketing process for investment funds. The system provides sales tracking, marketing analyses and a central database of all investor contacts.

  •
  Electronic Distribution Services, introduced in 1999, is a consent database system designed to comply with SEC regulations requiring investment funds to obtain consent from investors before sending them disclosure information electronically. The system maintains a database of consent replies, as well as preferences for diskette, CD-ROM or Internet distribution.

    We market our services through a direct sales force of approximately 30 sales representatives, many of whom have significant prior experience at fund companies. Our sales representatives are highly trained not only in our service offering, but also in the operations and regulatory issues of the investment company industry. We believe that this training provides our sales force with a significant competitive advantage. In addition to direct, one-on-one marketing, we participate actively in investment company conventions and conferences and engage in direct mail and branding campaigns.

    Our services are generally provided on a periodic basis, often weekly for our larger clients, and are typically billed on a project basis. The majority of our pricing is subject to change at any time and varies substantially based on the type of project and the size and scope of our relationship with the client. We often bundle our traditional composition and printing services with our software solutions.

  Operations

    The creation, assembly, production and distribution of documents for our Investment Company Services clients is similar to the process used in our Financial Document Services business unit. This process requires design, composition, printing, electronic conversion and distribution services that are available 24 hours per day and tailored to the exacting demands of our clients. Our Investment Company Services business unit uses the same hub and spoke technology as our Financial Document Services business. We also employ customer service representatives who are trained in the operations and regulatory issues of the investment company industry. Recently, we have begun to place customer service personnel in-house at several of our clients' locations, which has further strengthened our client relationships and improved client satisfaction. At January 31, 2000, we employed 469 employees, including 94 customer service employees and 44 sales, marketing and sales support personnel.

  Competition

    We compete in the investment funds market based primarily on overall quality of our customer service, particularly our ability to produce rapid, accurate revisions consistently incorporating the client's special design and informational requirements. We also compete based on cost, relationships and our design, printing and distribution capabilities. We believe that our customized software applications, particularly in document creation and assembly, constitute a significant competitive advantage. Our acquisition of Daniels Printing has strengthened our presence in the New England market, where over 25% of the total public investments funds in the industry are located. Competition for composition and printing services in this market is highly fragmented. Our primary competitors for these services include large, national financial printers and smaller, regional printers across the United States. The market for many of the communication and marketing services that we offer is even more fragmented given that these services are also offered by various other market participants, such as software designers, mailing and courier services and data processing companies. We believe that our integrated suite of tailored investment fund services provides us with a competitive advantage relative to these other service providers.

Managed Communications Programs

  Overview

    The Managed Communications Programs business unit provides comprehensive business communications solutions from design to distribution, using fully integrated, customized, print-on-demand communications materials and branded products. For a majority of our clients, we offer a large number (often in excess of 200) of branded promotional products, including business cards, letterhead, product brochures, customer newsletters, retail forms, point-of-purchase materials and "high-end" marketing materials. We focus on customer segments with complex distribution requirements and a need to maintain a consistent brand image among dispersed operations, including franchise, retail and agent networks. We believe we are the leading provider of communications management solutions to the real estate brokerage industry. Our clients include some of the largest and most respected real estate brands in the United States, such as Century 21 Real Estate Corporation, Coldwell Banker Corporation, ERA Franchise Systems, Inc. and RE/MAX International, Inc., as well as some of the nation's premier marketers, such as Aon Corporation, AXA Financial, Inc. (formerly The Equitable Companies Incorporated), Cendant Corporation, Eddie Bauer, Inc., Nordstrom, Inc., UnitedHealth Group and Visa U.S.A., Inc.

  Services and Marketing

    Our service offering is designed to help our clients present a uniform image across dispersed operations and to reduce our clients' cost of communicating with their clients. We assist our clients in designing, sourcing and distributing various communication materials (including letterhead, business cards or member directories), as well as promotional products (including umbrellas, pens and tee-shirts) and point-of-purchase materials (including sales tickets and jewelry price tags). In some cases, we design the catalogues of promotional items used by our clients and we manage the inventory of such items. In providing our service, we maintain a database of information about each end-user and his or her marketing efforts, purchasing history and other information. This database of information is a valuable strategic asset, which our clients rely upon to conduct their operations. Through this database, for example, we can help our clients create targeted direct marketing campaigns. As part of our service, we also help clients re-engineer their methods of business communication, which typically results in significant improvements in productivity and cost savings for our clients. These engagements contribute towards our strategy of maintaining strong and long-lasting client relationships in which we become an integrated part of our client's communication process and, as a result, less susceptible to competition from other communications service providers.

    One of the major clients of our Managed Communications Programs business unit is Coldwell Banker Corporation. As an example of the services we provide, we are the preferred vendor for all promotional material used by Coldwell Banker's real estate agents, and we designed the Coldwell Banker catalogue that comprises such items. The 88 page catalogue contains over 200 promotional items, including business cards, "just listed" mailing cards, home buying brochures and umbrellas with the Coldwell Banker logo. Real estate agents can place orders for any item in the catalogue by telephone, fax or the Internet. We then either ship from our own inventory, print-on-demand, or procure the item from a third party supplier. Our staff is trained to cross-sell certain items and suggest particular product group offerings in specific circumstances. For example, we may suggest to a new agent a starter kit containing business cards, letterhead, envelopes and home buyer guides. If an agent is sponsoring a promotional event, such as a golf outing, we may up-sell certain items by suggesting golf shirts with the Coldwell Banker logo, which we would purchase from a third party supplier. By centralizing the purchasing and fulfillment with us, Coldwell Banker ensures that all of its agents adhere to a uniform brand image. Coldwell Banker also realizes significant savings by eliminating purchasing agents and buyers and consolidating its buying power. We also maintain a database of the spending histories for each agent and are able to recommend starter kits or quantities based on historical usage. Furthermore, we can report purchasing habits and trends to Coldwell Banker for analysis.

    We offer our Managed Communications Programs clients software applications, including the following:

  •
  Merrill@ccess, introduced in 1998, is an on-line ordering, requisitioning and inventory management system that can be customized to meet specific user requirements. It provides a visual representation of all marketing communication materials including kits, kit components and their contents.Merrill@ccess also has the ability to display availability, estimate the approximate cost of the order, provide various shipping methods, and confirm the order in real time.

  •
  Merrill net:Prospect, introduced in 1998, is an Internet ordering site used by real estate agents for target mailings. Key features include a postcard with business reply, a personalized postcard with agent photo, the choice of three standard or custom headlines, the ability to order on-line with turnaround in two to three days, and options for custom messages and a property photo.

  •
  Merrill net:Prospect Plus, introduced in 1999, is an advanced version of Merrill net:Prospect. Some of the additional features of this product include a custom broker monthly mailing program, on-line photo display, custom broker headlines, on-line mailing history and database storage and maintenance.

  •
  e-stores, introduced in 1997, are e-Commerce sites that are customized for particular clients. These stores provide order entry and database services that interface with our fulfillment and print manufacturing operations. Our standard e-stores includes "shopping cart" transactions, various security features, product descriptions and images, a help guide and search engine. Our advanced e-stores include, in addition to the standard features, printable order forms, product previews, quota administration, more advanced security features, user profile product display, shopping carts with edits, order history, status reporting and custom shipping methods.

    Our marketing approach varies based on the type of client. For our real estate and franchisor clients, we employ a two tier selling approach. First, we use a direct sales force to market our overall package of services to the parent company or franchisor, with the goal of becoming the preferred vendor for branded promotional materials for the agent or franchise network. This tier of the sales and implementation cycle typically ranges from 12 to 36 months, reflecting the time required to analyze and understand the client's logistical and communications requirements, to design and implement an appropriate program and to transition the services from the client's own operations or its outside vendor. We believe that the investment of time and resources into this sales cycle strengthens our relationships with our clients and creates a barrier to entry by other competitors. For the second tier of the sale, we market the products approved by the parent company or franchisor to the agents or franchisees. We market to these clients through the Internet, direct mail and, occasionally, through direct sales. For our corporate clients, we have a single tier approach based entirely on direct sales efforts.

    We generally contract to supply branded promotional materials to large geographically dispersed companies or franchisors for a typical three-year term. In the case of our real estate and franchisor clients, we are promoted as the preferred vendor to their agents or franchisees and our revenue is generated by selling products to these agents or franchisees. Our basic products and services (such as business cards and flyers) are priced on a "per piece" basis, while other, more customized products and services (such as umbrellas and golf shirts) are sold on a "cost plus" basis. If we manage a client's entire inventory and fulfillment needs, we either charge a fixed fee, which would include all necessary software tools, or we charge on a menu basis, where our clients can pick the services they desire.

  Operations

    We use a sophisticated order entry system for receiving and processing orders, which includes mail orders, fax and a large inbound telemarketing staff. We fulfill these orders by bulk printing these items through the Merrill Print Group with further personalizing and imprinting completed at our facility in St. Cloud, Minnesota. Our other catalogue products are shipped directly to the client from our third party vendors. We use an automated "materials handling system" that manages order processing, billing, shipping and inventory levels. Most orders are filled within four days of receipt. We recently began an initiative to move our clients to our e-stores and telephone order systems from the traditional fax and mail order methods, which we believe will strengthen our ability to cross-sell our products and increase our revenue. At January 31, 2000, we employed 842 employees, including 121 customer service employees and 87 sales, marketing and sales support personnel.

  Competition

    We compete primarily based on the scope of the services that we provide, price and the overall quality of our customer service. The competitive market for our Managed Communications Programs services is highly fragmented. Our main competitors are large, national integrated print and information service providers, as well as a number of smaller regional and local companies.

Merrill Print Group

  Overview

    The Merrill Print Group offers comprehensive digital prepress, printing and fulfillment services to our other business units and to corporations, design firms and governmental agencies. We maintain an outsourcing strategy and a low fixed-cost asset base in order to maximize the utilization rate of our printing assets. As a result, our capital expenditures are lower than those of a traditional commercial printing company. In addition, we believe our low fixed-cost asset base and outsourcing strategy provide us with a competitive advantage during downturns in printing market demand, when the impact on our profitability is minimized relative to our competition.

    In April 1999, we broadened Merrill Print Group's capabilities by acquiring Daniels Printing, a full-service financial and commercial printing company based in suburban Boston, Massachusetts. In operation for over 100 years, Daniels Printing has long been a provider of high-quality printing and related services to investment companies and corporations predominantly in the Northeastern United States. Daniels Printing sells its high-end color printing products in the form of annual reports, brochures, marketing materials and other advertising materials and packaging to large corporate clients, including The Gillette Company, International Paper Company, Polaroid Corporation and other Fortune 1000 companies.

  Services and Marketing

    We offer a broad range of prepress, printing and distribution services. Our prepress capabilities consist of both traditional and digital prepress services, including all of the necessary image preparation of a document prior to its printing. This stage of the process involves a significant amount of client interaction, including a client's review of proofs and the layout of documents. In addition to printing time sensitive documents, such as the prospectuses and proxy statements produced by our Financial Document Services and Investment Company Services business units, we also print high-quality commercial documents, such as annual reports, high-end marketing materials and branded promotional materials sold by both our Managed Communications Program and the Merrill Print Group. In addition, we print ballots in connection with public elections and referenda in the counties and the State of California. Our distribution services consist primarily of distributing regulatory and investor information to transfer agents or investment bankers as directed by these clients.

    Currently, our principal clients are our other business units, which together account for a majority of our capacity. As part of our focus on attracting third party commercial printing, we intend to direct our marketing efforts to design firms, high growth companies, Fortune 1000 companies that require high quality printing and companies in industries, such as fashion, that rely heavily on print media. We also plan to increase our commercial printing business, such as the production of "glossy" marketing and educational materials and four-color print annual reports, with clients in our Investment Company Services and Financial Documents Services business units.

    Contracts for our printing services are generally on a purchase order basis. Pricing is based on the quantity of materials printed, the number of pages and type of paper required, the amount of color in the document and the time frame allowed to complete the document.

  Operations

    We operate printing plants in St. Paul, Minnesota; Los Angeles, California; Chicago, Illinois; Dallas, Texas; Union, New Jersey; and suburban Boston, Massachusetts. These plants primarily serve the printing requirements of clients in our Financial Document Services and Investment Company Services business units. Printing requirements associated with Investment Company Services and the compliance document printing within Financial Document Services are significantly more predictable and less time sensitive than printing associated with financial transactions. By leveraging our printing assets among both types of printing, we are able to maximize our utilization by scheduling the more predictable and less time-sensitive printing during lulls in demand for transactions-based printing. This leverage provides us with a competitive advantage in maximizing utilization and operating efficiencies. We also operate a specialized color printing facility in St. Cloud, Minnesota. This facility primarily serves our Managed Communications Programs business unit. With our new plant in suburban Boston, Massachusetts, which was a part of the Daniels Printing acquisition, we have expanded our financial and corporate printing capabilities by adding high-quality, high-speed presses and improved prepress capabilities. All of our facilities are linked together by a high speed data network. As part of our outsourcing strategy, we subcontract certain of our printing requirements, particularly those of our Financial Document Services and Investment Company Services business units, to third-party local printing plants. At January 31, 2000, we employed 604 employees. Our customer service group is responsible for the coordination of all prepress and distribution services whether the work is produced internally or externally. This group is responsible for maintaining our high-quality levels while maximizing our utilization levels and operating efficiencies.

  Competition

    The commercial printing market is highly fragmented and we compete with national and regional printing companies. For our high-end annual reports and commercial printing, we compete with a number of national companies. Competition in our commercial printing business is intense and is based on quality, price, technological capability and established relationships. We believe that we maintain a strong competitive position in our markets due to our targeted marketing and sales programs, our high level of customer service, and our manufacturing efficiency and productivity.

Document Services

  Document Management Services

  Overview

    Our Document Management Services business unit provides law firms, corporate legal departments and investment banks with information management products and services designed to enhance productivity and reduce costs. We provide a total outsourcing solution to our clients' information management needs, including providing all of the staff, technology and equipment necessary to manage the varying levels of demand associated with this function. We operate 85 document service centers on-site at client locations in 11 U.S. metropolitan markets. In these centers we manage a range of services, including scanning, copying, fax management, desktop publishing and document imaging. We offer these services typically over a three to five year contractual period. Supporting this business are over 600 of our employees resident in our clients' facilities. We also manage reprographics and regional imaging centers that provide litigation support for small and large-scale assignments. In addition, we offer a sophisticated litigation support software program that enhances our clients' productivity in the storage and retrieval of legal documents associated with complex corporate and litigation matters.

    We have focused our operations principally on the legal market given the complexity and importance of its document and information management requirements. This focus has provided us with an expertise and strong reputation in handling their time sensitive and confidential documents, which we believe provides us with a significant competitive advantage. We plan to use our expertise in managing the legal market's documents needs to expand into other professional services markets, such as the investment banking and accounting firm market, which have similarly complex information and document management requirements. The software and other technology-based solutions that we have developed for the legal market may also be readapted with limited additional investment for use in these other customer segments. We also focus our operations in markets where we already have a critical mass of operations or in markets where we have been offered a project and believe we can rapidly establish a critical mass. This approach strengthens our profitability by allowing us to leverage our local management infrastructure and to better utilize our local workforce, which can be moved among our client locations depending upon the relative workload and demand required by each of our clients within the market.

    We believe that the outsourcing of document and information management operations by clients within our targeted customer segments will grow rapidly over the next several years. As the requirements of these document and information management operations become increasingly complex, the investment and resources needed by our clients to maintain their competitive advantage becomes significantly more burdensome. The skills of the workforce needed to manage such operations also increases. Given that these operations represent an ancillary function to our clients' core operations, our clients experience difficulty in attracting a skilled workforce to manage this function. As a result, many of these clients feel economically compelled to outsource these operations.

  Services and Marketing

    We offer a broad array of document-based information management services including:

  •
  Document service centers, in which we offer comprehensive copying, fax and mailroom management, records management, desktop publishing and document imaging services within a client's offices. Through our document service centers, we address a client's total document management needs, including providing on-site employees, equipment and management of the operation.

  •
  Large-volume reprographics, in which we provide digital printing and copying services to our clients for projects that are time sensitive, highly confidential and often require a rapid turnaround time. We provide photocopying services, sequential numbering, storage and retrieval of paper documents that are often provided to us in multiple boxes on varying paper sizes and binding techniques. We produce photocopies at our own service facilities or using equipment and personnel that we provide at the client's office. These services are typically provided to clients for a specific litigation matter and range in volume from 6,000 to five million pages. Larger reproduction services are generally for "high profile" cases that continue for several months or years.

  •
  Imaging and coding services, in which we create electronic document repositories for clients. We convert documents from paper to an electronic medium using scanning equipment at our own regional imaging centers or equipment and personnel at the client's office. We provide the images to the client on CD-ROM or using our Merrill E-TECH software. We also provide coding services, which are heavily used in litigation matters at our national coding center in Norwalk, Connecticut. As part of this service, each page in a large volume of documents can be coded with various parameters, including the author, the document type, title, primary recipient and carbon and blind copy recipients. Our Electronic File Discovery (EFD) service electronically captures e-mail files and their attached documents, automatically extracting bibliographic information (including dates, sender and all recipients) and textual content on a page basis for full text searches.

  •
  Litigation support software, in which we provide a document imaging, coding and retrieval system enabling our clients to analyze, sort, annotate, edit and print litigation documents. We license our Merrill E-TECH software to law firms and corporate law departments either on a project basis, on a firm-wide basis or as part of our imaging and coding service offerings. We plan to introduce a browser-based version of Merrill E-TECH in Spring 2000.

    We principally target law firms and corporate law firms that have a minimum of 26 attorneys (estimated to be over 2,000 law firms and 200 corporate law departments). We also have begun to target investment banks and accounting firms which have complex document and information management needs that are likely to be outsourced. To increase awareness of our service offering, we host presentations at trade shows and conduct limited advertising in directory and trade publications. Our sales effort is also supported through our document service centers, where our staff can gain an in-depth knowledge of our clients' total document and information management needs and are thus able to sell other services we offer that our clients may not yet be utilizing. Given the range of services we provide in our document services centers and the integration of these operations into our clients' communication processes, the sale of this service requires a consultative approach and typically requires six to nine months to complete. Software applications also generally require a six to nine month sales cycle. We believe that the investment of time and resources into these sales cycles strengthens our relationships with our clients and creates a barrier to entry by other competitors. Sales of our reprographics, imaging and coding services are event-driven and typically have a short sales cycle lasting from days to weeks.

    Pricing for our services in this business unit varies substantially depending on the type and scope of the project. Document service centers are typically provided under three to five year contracts, with pricing dependent on the level of support staff and the number of copies provided monthly. Reprographic, imaging and coding services may be provided on a purchase order or long-term contractual basis, depending on the size of the job. In the case of projects linking several locations, such as our document repository services, we will also charge a flat administration fee reflecting considerations such as the minimum number of pages required to establish the repository and the cost of relevant software applications. We also charge licensing, servicing and maintenance fees for our E-TECH software.

  Operations

    We operate 89 document service centers located on-site at our clients' premises in 11 U.S. metropolitan markets. We provide the management, staffing and equipment for all of these centers. We have a lease arrangement with a major manufacturer of photocopying equipment, whereby we lease such equipment on an as-needed basis and pay for usage on a per copy basis (as opposed to paying a fixed monthly rental cost). We also are able to replace, remove or add equipment generally for no additional charges. This arrangement is in line with our overall operating strategy of minimizing our fixed-cost asset base. We also operate reprographics facilities in Los Angeles (three centers) and San Francisco, California; Denver, Colorado; St. Paul, Minnesota; Chicago, Illinois; Dallas and Houston, Texas; Boston, Massachusetts; Union, New Jersey; and Washington, D.C. These facilities are equipped with high-performance photocopying equipment and, in some locations, servers and personal computers for our Merrill E-TECH software. Our national imaging center in Norwalk, Connecticut, contains all of the equipment used to convert documents into a digital format, including scanners, personal computers, printers, photocopying equipment and servers. At January 31, 2000, we employed 1,211 employees, including 48 customer service employees and 73 sales, marketing and sales support personnel. Approximately 600 of our employees in our document service centers are located on-site at our clients' premises.

  Competition

    In our Document Management Services business unit, we compete with nationwide services companies, including Bowne & Co., Inc. and Uniscribe Professional Services, Inc., and a number of smaller, local companies. We also compete with other vendors of specialized litigation support services and a large number of photocopying and imaging shops, including both privately-owned and franchised operations. Competition in this part of our business is intense and is based principally on service, price, speed, accuracy, technological capability and established relationships. For our Merrill E-TECH software, we compete with various software products, most commonly a product offered by Summation Legal Technologies, Inc. We compete primarily on the basis of quality and features of the product, customer service and support as well as cost.

Technology

  Overview

    Our technology expertise has positioned us as a leader in the evolution of document creation, management and distribution in both print and electronic formats. We view our technological expertise as an important competitive advantage, and we have made a significant investment in competencies that maintain our leading position and diversify our revenue base. These competencies include:

  •
  text processing, conversion and formatting;

  •
  Internet, extranet and intranet capabilities;

  •
  database management;

  •
  image and graphic processing; and

  •
  digital printing.

    We strive to leverage the applications we develop for a specific client or business unit by modifying them for use by other clients or business units. Merrill e-Collaborate, for example, was first used in our Financial Document Services business, but has since received strong interest from clients in both Investment Company Services and Document Management Services. We also plan to utilize the e-Commerce capabilities we have developed in our Managed Communications Programs business unit for applications in our Investment Company Services business unit.

    Currently, we employ over 200 full-time project managers, software developers, and support personnel responsible for the design, development and implementation of our technology-based offerings. We have also created a program, Merrill Technology Portfolio, whereby we establish and partly fund companies to develop innovations related to technological capabilities or products that are useful to our business. Recently, we have begun to offer the entrepreneur sponsoring these innovations up to a 20% equity interest in the venture, in the form of stock options or stock grants. We believe that this program allows us to attract and retain the top talent in our industry, to provide them with incentives to realize their innovations and to leverage our investment in technology.

  Product and Services

    Our technology services assist our clients to communicate more effectively with their clients by streamlining the document creation, production and distribution process and by assisting the client in administering the process. Many of our technology services improve the speed by which the documents are created, produced and distributed as well as the accuracy of these documents by automating the gathering and distribution of financial and textual information.

    The following table lists our principal proprietary communications tools.

Product	Key Features	Business Unit(s)

Creation Tools

MerrillReports	Assists investment companies in preparing their shareholder reports by automating the process of creating, composing and transmitting financial reports.	Investment Company Services
Gathers information from a funds accounting system and transfer agents records.
Customized to a fund's accounting system and to the specific requirements of each fund's financial mapping, style and design elements.
Allows a mutual fund to create and distribute its own proofs internally and to its filing agent.

Merrill TextManager	Software application that allows an investment fund to create, manage and share text among multiple users, facilitating collaboration within and among teams.	Investment Company Services
Creates an electronic library of text that can be retrieved and reused, ensuring consistency among multiple documents and reducing review cycles.
Tracks changes within individual documents and changes among groups of documents.

Merrill e-Collaborate
 Web-based document management tool designed to streamline the creation of time sensitive documents.
	Secure electronic work space where working group members can offer comments and review proofs instantly, without having to wait for couriers or faxes.	Financial Document Services and Investment Company Services

Built in address book with e-mail capabilities.
Contains a group discussion area and links to various securities law publications.

Merrill E-TECH	Document imaging, coding and retrieval system that enables our clients to analyze, sort, annotate, edit and print litigation documents.	Document Management Services

Merrill net:Prospect Merrill net:Prospect Plus	Turn-key, on-line management and direct mail fulfillment system that is customizable to individual real estate broker specifications.	Managed Communications Programs
Key features include a postcard with business reply, a personalized postcard with agent photo, the choice of standard or custom headlines, the ability to order on-line with quick turnaround, and options for custom messages and a property photo.
Additional features of Merrill net:Prospect Plus include a custom broker monthly mailing program, on-line photo display, custom broker headlines, on-line mailing history and database storage and maintenance.

Product	Key Features	Business Unit(s)

e-stores	Customized e-Commerce sites providing order entry and database services that interface with our fulfillment and print manufacturing operations.	Managed Communications Programs
Includes "shopping cart" transactions, various security features, product descriptions and images, a help guide and search engine.
Advanced e-stores include, in addition to the standard features, printable order forms, product previews, quota administration, more advanced security features, user profile product display, shopping carts with edits, order history, status reporting and custom shipping methods.

Production Tools

Job Control System	Enables our customer service representatives to track client information for a particular print job, including names, addresses and proof delivery locations.	Financial Document Services, Investment Company Services and Merrill Print Group

MDB<>Link	Offers clients the ability to print a "blueline" directly in their office, eliminating the need for courier and overnight delivery of bluelines.	Financial Document Services

Distribution Tools

Merrill e:Proof	Electronic distribution method of typeset and EDGAR documents through Internet e-mail or a secure point-to-point connection.	Financial Document Services and Investment Company Services

Merrill<>Link	Permits a client to receive sharp, clear page proofs right in a client's office without the necessity of couriers, e-mail or faxes through the use of a remote printer.	Financial Document Services and Investment Company Services
Multiport capabilities permitting printers in multiple locations to receive proof pages simultaneously.

Electronic Distribution Services	Consent database system designed to comply with SEC regulations requiring investment funds to obtain consent from investors before sending them disclosure information electronically.	Financial Document Services and Investment Company Services
Maintains a database of consent replies and preferences for diskette, CD-ROM or Internet distribution.

Merrill IR Edge	Web-based service where we host, create and design investor relations websites for our clients, including, at the client's election, electronic distribution of regulatory and investor reports, stock price information, research reports, press releases, links to other helpful websites and other information important to investors.	Financial Document Services

Information Tools

MerrillConnect	Integrated software system that completely manages the sales and marketing process for investment funds, including sales tracking, marketing analyses and a central database of all investor contacts including order entry, database management and fulfillment.	Investment Company Services

Product	Key Features	Business Unit(s)

Merrill@ccess	On-line ordering, requisitioning and inventory management system that can be customized to meet specific user requirements.	Managed Communications Programs
Provides visual representation of all marketing communication materials including kits and kit components and their contents.
Has the ability to display availability, estimate the approximate cost of the order, provide various shipping methods and confirm the order in real time.

Employees

    As of January 31, 2000, we had 4,161 full-time employees and 194 temporary employees. None of our employees are covered by a collective bargaining agreement. We consider our employee relations to be good.

    We compete intensely with others in the industry to attract and retain qualified technical and sales personnel. To date, we believe that we have provided incentives sufficient to minimize the loss of key personnel and to attract additional staff for both replacement and expansion. Many of our sales personnel are under employment contracts of varying terms with us.

Properties

    We lease or own the following facilities:

Location	Description	Leased or Owned
St. Cloud, Minnesota	Printing, warehouse and office facilities; 123,000 sq. ft.	Owned
St. Paul, Minnesota	Office and prepress facilities; 150,000 sq. ft. in two buildings, of which approximately 85,000 sq. ft. is leased to other businesses	Owned
Everett, Massachusetts	Printing and office facilities; 135,745 sq. ft. in two buildings	Owned
St. Paul, Minnesota	Printing and office facilities; 47,000 sq. ft.	Leased for a term expiring November 30, 2005
New York, New York	Conference and office facilities; 102,000 sq. ft.	Leased for a term expiring October 31, 2014
New York, New York	Conference and office facilities; 13,830 sq. ft.	Leased for a term expiring November 25, 2005
Boston, Massachusetts	Conference and office facilities; 13,500 sq. ft.	Leased for a term expiring November 30, 2003
Other cities	Conference, office and warehouse facilities; 150 to 77,000 sq. ft.	Leased with expirations ranging from June 30, 1999 to October 31, 2014

    We believe that our facilities are adequate for our current operations.

Environmental Matters

    We are subject to many laws and regulations relating to the protection of the environment and human health and safety. While we do not believe compliance with these laws will have a material adverse effect on our business, we cannot assure you that we have been and will be at all times in compliance with all such requirements, or that we will not incur material fines, penalties, costs or liabilities in connection with such requirements or a failure to comply with them. In addition, these laws may become more stringent and our processes may change, therefore the amount and timing of expenditures in the future may vary substantially from those currently anticipated.

    Some environmental laws require investigation and cleanup of environmental contamination at properties we now or previously owned, leased or operated or at which our waste was disposed of or released. Although we are not currently aware of any obligations to perform any remediation that will require us to incur costs which would have a material adverse effect on our business, we may be required to conduct remedial activities in the future which may be material to our business, and we also may be subject to claims for property damage, personal injury, natural resource damages or other issues as a result of such matters.

Legal Proceedings

    Two purported shareholder class action lawsuits have been filed against our company and each of our directors in Minnesota state court on behalf of our unaffiliated shareholders. The lawsuits allege, among other things, that (1) John Castro and Rick Atterbury unfairly possessed non-public information concerning the prospects of our company when negotiating with our company on behalf of themselves and Viking Merger Sub and (2) the individual defendants breached their fiduciary duties to our shareholders by facilitating, through unfair procedures, Viking Merger Sub's proposal to acquire our company to the exclusion of others, for unfair and inadequate consideration. The lawsuits further allege that these actions prevented or could prevent our shareholders from realizing the full and fair value of their stock. The plaintiffs sought preliminary and permanent injunctive relief restraining the defendants from proceeding with a transaction with Viking Merger Sub and a declaratory judgment that the defendants have breached their fiduciary duties.

    On October 22, 1999, Merrill, the defendant directors and the named plaintiffs, on behalf of themselves and the putative class of persons on behalf of whom the plaintiffs brought the lawsuits, reached an agreement in principle with respect to the settlement of this litigation. On that date, counsel to each of the parties to the litigation entered into a memorandum of understanding, agreeing to execute and present to the court as soon as is practicable an appropriate stipulation of settlement and any other documentation required in order to obtain approval by the court of the settlement. Any proposed settlement would be subject to the approval of the court and would not be effective unless the merger is completed. We anticipate that any settlement of this litigation will not have a material adverse effect on our financial condition, operating results or liquidity.

    On October 28, 1999 in the Court of Common Pleas in Allegheny County Pennsylvania, SmartTran filed a Praecipe for Issuance of Writ of Summons against us for the alleged breach of contract, and subsequently filed a lawsuit in February 2000. The lawsuit relates to an agreement where we agreed to pay SmartTran a commission if they could negotiate an improvement of our vendor discounts with shipping companies. We are currently in settlement discussions with SmartTran on this matter.

MANAGEMENT

Executive Officers and Directors

    The following table sets forth the name, age as of January 31, 2000 and position with Merrill of each person who serves as a director or as an executive officer of our company.

Name	Age	Position
John W. Castro (1)	51	President, Chief Executive Officer and Director
Rick R. Atterbury	46	Executive Vice President, Chief Technology Officer and Director
Steven J. Machov	48	Vice President, Secretary and General Counsel
Kathleen A. Larkin	39	Vice President, Human Resources
Kay A. Barber	49	Vice President of Finance, Chief Financial Officer and Treasurer
Allen J. McNee	41	President, Document Management Services
B. Michael James	43	President, Financial Document Services
Mark A. Rossi	42	President, Investment Company Services
Joseph P. Pettirossi	35	President, Managed Communications Programs
Raymond J. Goodwin	36	President, Merrill Print Group
Lawrence M. Schloss	45	Director
William F. Dawson, Jr. (1).	35	Director
Keith R. Palumbo (1)	31	Director

(1)
Member of compensation committee.

    John W. Castro has been our President and Chief Executive Officer since 1984 and a member of our board of directors since 1981. Mr. Castro also serves as a Director of BMC Industries, Inc.

    Rick R. Atterbury is our Executive Vice President and Chief Technology Officer and a member of our board of directors. Mr. Atterbury has served as a member of our board of directors since 1989 and as our Executive Vice President and Chief Technology Officer since February 1999. From 1996 to January 1999, Mr. Atterbury was our Executive Vice President, and prior to that time, he served as our Vice President of Operations.

    Steven J. Machov has been our Vice President since 1993, our Secretary since 1990 and our General Counsel since 1987.

    Kathleen A. Larkin has been our Vice President of Human Resources since 1993.

    Kay A. Barber has been our Vice President of Finance, our Chief Financial Officer and our Treasurer since August 1995. In January 2000, Ms. Barber accepted a consulting position with us where she will assist us in the areas of process improvement, cost reduction initiatives, acquisitions and business strategy. Ms. Barber, however, will not assume this new position and will remain our Chief Financial Officer until we find a replacement for her which we expect will be during the next 90 days. From January 1993 to August 1995, Ms. Barber was Vice President, Finance and Controller for Growing Healthy, Inc.

    Allen J. McNee has been our President of Document Management Services since February 1999. From February 1996 through January 1999, Mr. McNee was our Vice President of Document

Management Services. Prior to that time, Mr. McNee served as our Director of Facilities Management/ Document Reproduction Group, from February 1992 through January 1996.

    B. Michael James has been our President of Financial Document Services since February 1999 and President of our subsidiary, Merrill/New York Company since January 1994. From January 1996 to February 1999, Mr. James was Vice President of our East Region and International Operations. Prior to that time, Mr. James was our Vice President of Human Resources from June 1989, when Mr. James joined us, to January 1994.

    Mark A. Rossi has been our President of Investment Company Services since February 1999. From February 1997 to February 1999, Mr. Rossi was our Vice President of the Central Region. Prior to that time, Mr. Rossi served as our President of Southern California, from February 1993 to January 1997.

    Joseph P. Pettirossi has been our President of Managed Communications Programs since February 1999. From July 1996 to February 1999, Mr. Pettirossi was the President of one of our subsidiaries, Merrill/ May, Inc. Prior to joining us in 1996, Mr. Pettirossi was the Chief Operating Officer and Chief Financial Officer of Northwest Racquet Swim & Health Clubs, Inc., from November 1994 to June 1996 and the Vice President and Chief Financial Officer of the Minnesota Professional Basketball Limited Partnership and the Minnesota Arena Limited Partnership, from September 1992 to March 1995.

    Raymond J. Goodwin has been our President of Merrill Print Group since February 1999. From March 1997 to February 1999, Mr. Goodwin was our central Region Sales Manager. Prior to that time, Mr. Goodwin served as President of our Denver and Houston operations, from January 1993 to March 1997.

    Lawrence M. Schloss was appointed to our board of directors in November 1999 upon completion of the merger. Mr. Schloss has been a Managing Director of DLJ Inc. since 1985 and is Head of DLJ's Merchant Banking Group. Mr. Schloss joined DLJ in 1978. He is a member of the Investment Committee of DLJ Merchant Banking Partners I, L.P. and DLJ Merchant Banking Partners II, L.P. (Co-Chairman), Chairman of DLJ Investment Partners I, L.P. and DLJ Investment Partners II, L.P. (mezzanine fund), Global Retail Partners, L.P., DLJ Real Estate Capital Partners, L.P., DLJ Diversified Partners, L.P., DLJ Fund Investments, L.P. and Private Equity Partners, L.P. He currently serves as Chairman of the Board of McCulloch Corp. and as a Director of DecisionOne Corporation, Thermadyne Holdings, Inc., and Wilson Greatbatch Corp. Mr. Schloss previously served as Director of GTECH Holdings Corporation, OSi Specialties, Inc., Krueger International, Inc. and MPB Corporation.

    William F. Dawson, Jr., was appointed to our board of directors in November 1999 upon completion of the merger. Mr. Dawson has been a principal of DLJ Merchant Banking II, Inc. since August 1997. From December 1995 to August 1997, he was a Senior Vice President in Donaldson Lufkin & Jenrette, Inc.'s high yield capital markets group. Prior to that time, Mr. Dawson was a Vice President in the leveraged finance group within DLJ's investment banking group. Mr. Dawson serves as Director of Thermadyne Holdings Corporation, Von Hoffmann Press and Insilco Corporation.

    Keith R. Palumbo was appointed to our board of directors in November 1999 upon completion of the merger. Mr. Palumbo has been a Vice President of DLJ Merchant Banking II, Inc. since December 1997. Prior to that time, Mr. Palumbo was an Associate in DLJ's investment banking group. Mr. Palumbo serves as a Director of Insilco Corporation.

    It is currently contemplated that the number of our directors will be increased to eight. The identity of the three additional directors, however, has not been determined at this time.

Director Compensation

    Our directors are not paid any additional compensation for their service as members of our board of directors.

EXECUTIVE COMPENSATION

Cash and Non-Cash Compensation

    The following table sets forth the cash and non-cash compensation for each of the last three fiscal years awarded to or earned by our Chief Executive Officer and our four other most highly compensated executive officers who were executive officers at the end of the fiscal year and whose salary and bonus exceeded $100,000 in fiscal year 1999.

Summary Compensation Table

Long-Term Compensation
Annual Compensation
Name and Principal Position					Securities Underlying Options (2)	All Other Compensation (3)
	Year	Salary	Bonus (1)
John W. Castro President and Chief Executive Officer	1999 1998 1997	$359,375 300,000 300,000	$626,000 840,000 693,000	(4)	35,000 69,000 0	$47,504 44,824 28,583
Rick R. Atterbury Executive Vice President and Chief Technology Officer	1999 1998 1997	264,583 225,000 225,000	375,600 504,000 415,800		25,000 69,000 60,000	37,700 35,890 22,477
Kay A. Barber Vice President, Chief Financial Officer and Treasurer	1999 1998 1997	176,875 162,500 144,790	32,400 135,300 124,500		10,000 13,800 40,000	17,456 16,800 11,740
Steven J. Machov Vice President, General Counsel and Secretary	1999 1998 1997	152,291 140,834 132,915	27,900 120,700 113,550		10,000 27,600 20,000	15,688 15,169 10,645
Kathleen A. Larkin Vice President, Human Resources	1999 1998 1997	117,708 107,500 98,963	21,600 103,550 95,000		10,000 13,800 20,000	12,690 12,225 8,467

(1)
Cash bonuses for services rendered have been included as compensation for the year earned, even though all or part of such bonuses were actually calculated and paid in the following year.

(2)
Amounts have been adjusted for a two-for-one stock split effected in October 1997. All options shown in this table were cashed-out in connection with the merger.

(3)
"All Other Compensation" for fiscal year 1999 includes: (a) $11,200 each for Mr. Castro, Mr. Atterbury, Ms. Barber, Mr. Machov, and Ms. Larkin contributed by us for our 401(k) and defined contribution retirement plans; (b) premium payments under life insurance policies on the lives of the executives at the following incremental costs: Mr. Castro $998 and Mr. Atterbury $689; and (c) our contributions to the Supplemental Retirement Plan: Mr. Castro $35,306, Mr. Atterbury $25,811, Ms. Barber $6,256, Mr. Machov $4,488, and Ms. Larkin $1,490.

(4)
Mr. Castro deferred receipt of $140,000 of this amount.

Options

    The following tables summarize option grants during fiscal year 1999 to the executive officers named in the summary compensation table above, and the potential realizable value of the options held by such persons at the end of fiscal year 1999. There were no option exercises by the executive officers named in the summary compensation table above during fiscal year 1999.

Option Grants in Last Fiscal Year

	Individual Grants
		Percent of Total Options Granted to Employees in Fiscal Year			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (2)
Name	Number of Securities Underlying Options Granted (#) (1)		Exercise or Base Price ($/sh)	Expiration Date
					5% ($)	10% ($)
John W. Castro	35,000	6.0%	$21.375	5/28/03	$206,693	$456,738
Rick R. Atterbury	25,000	4.3	21.375	5/28/03	147,638	326,241
Kay A. Barber	10,000	1.7	21.375	5/28/03	59,055	130,497
Steven J. Machov	10,000	1.7	21.375	5/28/03	59,055	130,497
Kathleen A. Larkin	10,000	1.7	21.375	5/28/03	59,055	130,497

(1)
These options were granted under our 1993 Stock Incentive Plan. These options were to become exercisable under the plan so long as the executive remained employed by us or with one of our subsidiaries. These options were granted at an exercise price equal to the market price on the date of grant. The options were to be exercisable in installments. The options were to become exercisable as to 20% one year after the date of grant and as to an additional 20% each year thereafter, with the final installment exercisable on or after November 28, 2002. Upon consummation of the merger, all outstanding options whether vested or unvested were canceled and the holders received in cash $22.00 less the exercise price per share of the option multiplied by the number of options held.

(2)
These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent upon our future performance and the executive's continued employment with us. The amounts are not intended to forecast possible future appreciation, if any, in the price of our common stock.

    All outstanding options whether vested or unvested were canceled upon consummation of the merger. The holders of each option received in cash a per share amount equal to $22.00 less the exercise price per share of the option. The following table shows the number of options held by each of the executive officers named in the summary compensation table above and the amounts paid to these individuals at the effective time of the merger in exchange for cancellation of these options.

Name	Outstanding Options	Payment at Effective Time
John W. Castro	76,400	$410,000
Rick R. Atterbury	205,000	1,805,125
Kay A. Barber	54,040	555,250
Steven J. Machov	43,860	367,925
Kathleen A. Larkin	48,540	491,313

Aggregated Option Exercises in Last Fiscal Year
And Fiscal Year-End Option Values

	Number of Securities Underlying Unexercised Options at Fiscal Year End (#)		Value of Unexercised In-The-Money Options at Fiscal Year End ($) (1)
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
John W. Castro	13,800	104,000	$45,713	$228,563
Rick R. Atterbury	67,800	205,000	169,463	698,250
Kay A. Barber	23,760	83,800	163,080	491,963
Steven J. Machov	11,520	65,600	44,910	235,925
Kathleen A. Larkin	14,260	65,800	98,986	373,838

(1)
Value calculated as the market value on January 31, 1999 ($15.9375), the average of the bid and asked prices as reported on the Nasdaq National Market, less the option exercise price. Options are in-the-money if the market price of the shares exceeds the option exercise price.

Employment Arrangements

  Employment agreements with Messrs. Castro and Atterbury

    Effective upon completion of the merger, John Castro and Rick Atterbury have new employment agreements with us. Under these employment agreements, if either Mr. Castro or Mr. Atterbury is terminated without cause, he will receive:

  •
  a lump sum payment equal to 2.99 times his annual base salary;

  •
  a lump sum payment equal to 2.99 times his average bonus over the three consecutive years immediately before his termination; and

  •
  continuation of all insurance and other benefits for a period of three years.

    In addition, his entire account balance and all accrued benefits under our supplemental executive retirement plan and those under our other plans or arrangements providing similar benefits will vest and become nonforfeitable as of the termination date.

    The following table illustrates the amount of the lump sum payments that Messrs. Castro and Atterbury would be entitled to receive if they are terminated prior to May 23, 2000:

Executive	Amount of Payment
John W. Castro	$3,273,200
Rick R. Atterbury	2,113,300

    The above amounts exclude:

  •
  costs associated with medical, dental and vision benefits;

  •
  cash payments for tax obligations arising from excise taxes, if any; and

  •
  the amount of the executive's vested benefits under the supplemental executive retirement plan.

    Should either Mr. Castro or Mr. Atterbury receive any payments under his employment agreement in connection with a change of control he would be entitled to a gross-up payment intended to offset the effect of any excise tax owed under Section 4999 of the Internal Revenue Code.

    Each of Messrs. Castro and Atterbury receive an annual base salary equal to $375,000 and $275,000 per year for Mr. Castro and Mr. Atterbury, respectively. Their salaries will be reviewed no less frequently than annually by our board and may be increased by our board in its sole discretion. In addition, each of Messrs. Castro and Atterbury are entitled to participate in an annual bonus program. Mr. Castro and Mr. Atterbury are also entitled to a target bonus for fiscal 2000.

  Other employment arrangements

    The merger agreement between our company and Viking Merger Sub, Inc. provides that, Merrill, as the surviving company, will until November 23, 2000 provide benefits to our employees that will, in the aggregate, be comparable to those provided by us to our employees prior to the merger (other than any stock option or other equity-based incentive plan previously provided).

  Severance agreements

    The merger constituted a "change in control" under change in control agreements we entered into in May 1998 with John Castro, Rick Atterbury, Steven Machov, Kay A. Barber and Kathleen A. Larkin. Under these agreements, all of these executive officers, except Messrs. Castro and Atterbury, who have separate employment agreements as described above, would be entitled to receive certain benefits if they are terminated prior to November 23, 2001.

    The executives are not considered "terminated" for purposes of these agreements if they die or are terminated for "cause" (defined as the executive's (1) gross misconduct, (2) willful and continued failure to substantially perform his or her duties after demand is given by the chairman of the board, or (3) conviction of a felony or gross misdemeanor which is materially and demonstrably injurious to us or which impairs the executive's ability to substantially perform his or her duties). The executive is, however, considered "terminated" if the executive voluntarily leaves our employ for "good reason." "Good reason" means

  •
  an adverse and material change in title, status, position, authority, duties or responsibilities as an executive;

  •
  reduction in base salary or an adverse change in the form or timing of the pay;

  •
  failure to cover the executive under similar benefit plans at a substantially similar total cost to the executive (including equity based plans);

  •
  relocation to more than 30 miles from the executive's existing office;

  •
  failure to obtain a successor's consent to the change in control agreement;

  •
  any termination of employment not properly noticed; or

  •
  our refusal to allow the executive to continue to attend to matters or engage in activities not directly related to our business.

    The executive is entitled to receive the following payments and benefits upon the triggering of these agreements:

  •
  cash payment equal to two times the sum of the executive's (1) base salary plus (2) target cash bonus for the year during which the change in control occurs or the average of the cash bonus for the three fiscal years ending immediately prior to the change in control, whichever is greater;

  •
  medical, dental and vision benefits to the executive, his or her family members and dependents for two years after the "date of termination" of employment, at a substantially similar total cost to the executive;

  •
  the account balance under our supplemental executive retirement plan will become fully vested and non-forfeitable. In addition, we will cause all distributions under this plan to be made regardless of the provisions of the plan that permit such distributions to be deferred; and

  •
  cash payment, if any, sufficient to cover all tax obligations arising from excise taxes.

    These change in control agreements have a term ending November 23, 2001, although they will automatically renew for additional 12-month periods unless we give the executive 90 days' advance notice of our intent to terminate the agreements.

    The following table illustrates the amount of the lump sum payments that the executives would be entitled to receive if they are terminated prior to November 23, 2001:

Name	Amount of Payment
Kay A. Barber	$606,000
Steven J. Machov	516,800
Kathleen A. Larkin	416,800

    The above amounts exclude:

  •
  costs associated with medical, dental and vision benefits;

  •
  cash payments for tax obligations arising from excise taxes, if any; and

  •
  the amount of the executive's vested benefits under the supplemental executive retirement plan.

    We intend to renegotiate the above change in control agreements in the next few months. The terms and conditions have not yet been determined.

  Indemnification and insurance

    Pursuant to the merger agreement, for six years after the closing date of the merger, we must indemnify and hold harmless our present and former officers and directors for acts or omissions occurring before the close of the merger to the extent provided under our articles of incorporation and by-laws in effect on the date of the merger agreement. In addition, for six years after the close of the merger, we must provide officers' and directors' liability insurance for acts or omissions occurring before the close of the merger covering each such person currently covered by our officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on July 14, 1999; provided that the cost of such insurance will not exceed 200% of the amount per annum we paid in our last fiscal year.

  Board indemnification agreements

    In May 1999, we entered into compensation and indemnification agreements with each of the members of the special committee, Paul G. Miller, Ronald N. Hoge and Michael S. Scott Morton, to compensate them for their additional duties, responsibilities and burdens in connection with their service on the special committee. In return for their services as members of the special committee, each of Messrs. Miller, Hoge and Scott Morton received $25,000. We will also reimbursed them for any reasonable out-of-pocket travel and other expenses incurred in connection with their service on the special committee. In addition to their general right to indemnification under our articles of incorporation, we agreed to indemnify and advance expenses to each of them to the full extent provided by applicable law and our articles of incorporation in connection with any threatened, pending or completed proceeding, including a proceeding by or in the right of the company.

    We also entered into indemnification agreements with each of our disinterested members of the board of directors to compensate them for their additional duties, responsibilities and burdens in connection with their service on the board in considering the merger. In addition to their general right to indemnification under our articles of incorporation, we also agreed to indemnify and advance expenses to each of them to the full extent provided by applicable law and our articles of incorporation in connection with any threatened, pending or completed proceeding, including a proceeding by or in the right of the company.

  Stock option plan

    On December 20, 1999, our board of directors and shareholders adopted the 1999 Stock Option Plan pursuant to which we may grant incentive and non-statutory stock options to purchase shares of our class B common stock to employees, non-employee directors, consultants and independent contractors. Our board has created a compensation committee to, among other things, administer the option plan, including determining the persons who are to receive options, as well as the type, terms and number of shares subject to each option. The option plan will terminate on December 19, 2009, unless our board of directors decides to terminate it earlier.

    Shares available for issuance.  We have reserved 825,000 shares of our class B common stock for issuance under the option plan. We are currently offering options to purchase shares of our class B common stock at an exercise price of $22.00 per share to some of our employees and independent contractors of our company. We are uncertain at this time how many options will be granted. Any options granted will generally become exercisable over a six-year period, or in the case of some options, in the event certain performance milestones are met. We expect to complete the employee offering during the next month. Shares subject to options granted under the option plan that lapse or are terminated may again be subject to grants under the plan.

    Effect of termination of employment or other service.  Options granted under the option plan generally terminate when an optionee's employment or other service with our company terminates. The reason for the optionee's termination dictates what happens to his or her options. Unless otherwise provided in the optionee's stock option agreement, if an optionee is terminated for "cause," his or her options will immediately terminate and no longer be exercisable. In addition, we will have the right to repurchase from the optionee all shares of class B common stock the optionee previously acquired upon the exercise of any options at a price equal to the exercise price paid by the optionee to acquire these shares of class B common stock.

    Unless otherwise provided in an optionee's stock option agreement, if an optionee's employment or other service with us terminates for any other reason whatsoever, whether due to voluntary resignation, death, disability, retirement or termination by us without cause, the options that were exercisable as of the optionee's termination date will remain exercisable for one year. There are other situations, however, when an optionee's options may terminate earlier. For example, if an optionee engages in an "adverse action" (as defined below) before or within 12 months after the termination of his or her employment or other service with us, the Compensation Committee may immediately terminate all of the optionee's rights under the option plan and his or her options. We refer you to the information under the heading "—Effect of an adverse action" below. In no circumstance will an optionee's options remain exercisable after their expiration date.

    For purposes of the option plan, "cause" means:

  •
  dishonesty, fraud, misrepresentation, embezzlement or other act of dishonesty with respect to Merrill or any subsidiary of Merrill;

  •
  any serious unlawful or criminal activity;

  •
  any intentional and deliberate breach of a duty or duties that are material in relation to an optionee's overall duties;

  •
  any material breach of any employment, service, confidentiality or non-compete agreement the optionee has entered into with us; or

  •
  any action the compensation committee determines to be adverse to Merrill or any of our subsidiaries (an "adverse action"); such as:

  - the disclosure of any of our confidential information to any person not authorized to receive it;

  - the engagement in any commercial activity that in the judgment of the compensation committee competes with our business; or

  - the interference with our relationships with employees or customers.

    In the event an optionee's employment or other service with us changes such that the number of hours the optionee works is significantly reduced for what will likely be an extended period of time, the compensation committee will have the right to modify the terms of any unvested options the optionee then holds, including without limitation the right to immediately terminate without notice of any kind all of the optionee's rights he or she has in the optionee's unvested options.

    Limitations on our right to repurchase.  In connection with any repurchase of optionee's shares, we will only be required to pay the optionee for these shares as rapidly as permissible without violating any of our loan covenants or other contractual restrictions applicable to and binding upon us. Any amounts not paid to an optionee on the repurchase date will bear interest at a fixed annual rate equal to 8%. In addition, we will only be required to repurchase any shares to the extent that the repurchase does not violate any applicable laws.

    Effect of an adverse action.  Our compensation committee may immediately terminate all of an optionee's rights under the option plan and his or her options if the optionee engages in any "adverse action" (as defined above) before or within 12 months after the termination of the optionee's employment or other service with us. In addition, if an optionee take an adverse action during the 12 months before or within 12 months after his or her termination, the compensation committee may rescind any option exercises that occurred during such period and require the optionee to pay us within 10 days of receipt of notice of such rescission, the amount of any gain the optionee realized as a result of the rescinded exercise.

    Effect of a DLJMB liquidation event.  If a "DLJMB liquidation event" (as defined below) occurs, an optionee's options may become immediately exercisable in full and remain exercisable for the remainder of their terms. An exhibit to the optionee's option agreement states whether or not the vesting of his or her option will accelerate upon a DLJMB liquidation event. To the extent the acceleration of the vesting of an option, together with any other payment the optionee has the right to receive from us would constitute a "parachute payment" under the Internal Revenue Code, then the payments will be reduced so they will not be subject to any excise tax imposed by the Internal Revenue Code. The payments will not be reduced, however, if the optionee is subject to a separate agreement with us that provides otherwise.

    A "DLJMB liquidation event" means any of the following, except for transfers to "permitted "transferees," as defined in the Investors' Agreement dated November 23, 1999 among us and our shareholders:

  •
  a sale or other transfer by DLJMB of 90% or more of its shares of common equity in Merrill (including all common equity originally purchased by DLJMB and any additional common equity purchased by DLJMB thereafter, whether voting, class B or any other class of common equity created by Merrill) to one or more persons or entities (in one transaction or in a series of related transactions) other than in connection with a public offering of our common equity;

  •
  the sale, lease, exchange or other transfer of substantially all of our assets to a person or entity that is not controlled by us; or

  •
  a merger or consolidation to which we are a party if our shareholders immediately prior to the effective date of such merger or consolidation do not have beneficial ownership immediately following the effective date of such merger or consolidation of more than 50% of the combined voting power of the surviving corporation's outstanding securities ordinarily having the right to vote at elections of directors.

    Transfer restrictions.  An optionee may not assign or transfer any of his or her options prior to their exercise to any person, including trusts for estate planning purposes. Furthermore, the optionee may not subject any of his or her options to any lien during the optionee's lifetime. Once an optionee exercises his or her options, all shares of our class B common stock issued upon exercise of these options will be subject to the transfer restrictions and other provisions set forth in the Investors' Agreement dated November 23, 1999 among Merrill and our shareholders. Upon the exercise of an option, an optionee will automatically become a party to and be bound by all the terms and conditions of the Investors' Agreement. If the optionee:

  •
  acquires more than a certain percentage of the total shares of class B common stock available for issuance under the option plan as determined by the compensation committee from time to time; or

  •
  is an employee of Merrill or any of our subsidiaries and reports directly to our Chief Executive Officer or Chief Operating Officer,

the optionee will be deemed a "Co-invest Management Stockholder" for all purposes of the Investors' Agreement. If the optionee does not meet the above criteria, he or she will be deemed an "Other Stockholder" for purposes of the Investors' Agreement.

  Direct investment plan

    On December 20, 1999, our board of directors and shareholders adopted the Direct Investment Plan pursuant to which we may offer certain of our employees, non-employee directors, consultants and independent contractors the opportunity to purchase reinvestment and coinvestment shares of our class B common stock. Our board has created a compensation committee to, among other things, administer the direct investment plan. The direct investment plan will terminate on December 19, 2009, unless our board of directors decides to terminate it earlier.

    Number of shares reserved for issuance.  We have reserved 1,459,091 shares of our class B common stock for issuance under the direct investment plan. Of the 1,459,091 shares, 227,272 shares are designated for reinvestment shares and 1,231,819 shares are designated for coinvestment shares. We are currently offering shares of our class B common stock to some of our employees and independent contractors of our company. We are uncertain at this time how many coinvestment and reinvestment shares will be purchased. We expect to complete the employee offering during the next month.

    Reinvestment shares.  The reinvestment shares are the shares of class B common stock participants may be permitted to purchase out of their own funds. Not all participants in the direct investment plan are given the opportunity to purchase reinvestment shares. Participants are solely responsible for paying the entire amount of the purchase price of reinvestment shares, and unlike the coinvestment shares, we do not lend participants any funds to purchase their reinvestment shares.

    Coinvestment shares.  The coinvestment shares are the shares of class B common stock participants may be permitted to purchase with our financial assistance. We will loan participants an amount up to 65% of the total purchase price of the coinvestment shares a participant elects to purchase. The participant will be solely responsible for paying the remaining 35% or more balance of the purchase price. The proceeds of the loan must be used solely to assist the participant with the purchase of his or her coinvestment shares. As a condition to us making the loan, all of a participant's coinvestment shares must be pledged as collateral for the loan.

    Assuming we loaned the participant 65% of the total purchase price of the coinvestment shares, upon the purchase of coinvestment shares, a participant will become immediately vested with respect to 35% of the coinvestment shares since this portion will have been fully paid by the participant. With respect to the coinvestment shares, they will vest as follows:

Vesting Date	% of Coinvestment Shares Vested as of the Vesting Date*

One year from purchase date	35% of the coinvestment shares

Two years from purchase date	35% of the coinvestment shares

Three years from purchase date	57% of the coinvestment shares

Four years from purchase date	79% of the coinvestment shares

Five years from purchase date	100% of the coinvestment shares

*
In the event that the vesting of any coinvestment shares results in a fractional share, this fractional share will be rounded up to the nearest whole share.

    A participant may not sell or transfer his or her unvested coinvestment shares while they are pledged to us, except to us in certain circumstances. Once coinvestment shares vest, the participant will be able to transfer these shares to the extent permitted by the direct investment plan and the Investors' Agreement, and the participant will receive more favorable pricing in the event we later repurchase his or her shares.

    Non-recourse promissory notes.  Any loan we make to assist participants in purchasing coinvestment shares will be evidenced by a nonrecourse promissory note. The loan will accrue interest at a fixed annual rate of 8%. While interest on the loan will accrue, the participant will not be required to pay any interest during the term of the note. All accrued but unpaid interest and the principal balance must be paid on the earlier of:

  •
  the date the participant's employment or other service with us terminates;

  •
  a "DLJMB liquidation event" (as defined above);

  •
  the date the participant sells his or her pledged shares to someone as permitted by the Investors' Agreement, other than a "permitted transferee" (as defined under the Investors' Agreement) and other than to us in connection with a hardship repurchase;

  •
  within 120 days following an initial public offering of any of our equity securities; or

  •
  eight years from the date of the note.

    In the event the repayment of a participant's note is triggered by an initial public offering of our equity securities, the participant may repay his or her note with cash, or with the compensation committee's approval, reinvestment shares or coinvestment shares. We will pay the participant the fair market value for each reinvestment share and vested coinvestment share we repurchase, and the compensation committee in its sole discretion will determine the purchase price for any unvested coinvestment shares repurchased. A participant may not be required to repay his or her note at that time if the total proceeds from the purchase of the participant's shares does not exceed the outstanding principal balance on his or her note plus accrued but unpaid interest and any resulting tax liability.

    The compensation committee may decide, however, to extend the maturity of a note. In addition, a participant may prepay his or her note at anytime.

    A participant may not at any time sell his or her unvested coinvestment shares. Although a participant may sell his or her vested coinvestment shares under certain circumstances set forth in the direct investment plan and the Investors' Agreement, depending upon the type of sale, the participant may be required to repay his or her note with the proceeds of the sale.

    If a participant transfers all or a portion of his or her vested coinvestment shares to a "permitted transferee" (as defined in the Investors' Agreement), such permitted transferee, as a condition to the transfer of the coinvestment shares, must agree to be bound by the terms and conditions of the direct investment plan and any agreement evidencing the sale of these shares to the participant, and must also agree to take these shares subject to the terms and conditions of the note and pledge agreement. The participant, however, must remain the primary obligor of all obligations outstanding under the note and the pledge agreement regardless of his or her transfer to a permitted transferee.

    If a participant sells all or a portion of his or her vested coinvestment shares to someone other than a permitted transferee in accordance with the terms of the Investors' Agreement, the participant's note will become immediately due and payable to the extent of the lesser of:

  •
  the total unpaid principal balance and interest on the loan; or

  •
  the net after tax proceeds realized upon such sale.

    We will have the right to set-off against any amounts we owe the participant, including without limitation, any dividends paid on the shares, amounts the participant owes under the note. Amounts will be applied first to accrued interest on the note and then to the outstanding principal balance on the note.

    Pledge of shares.  As collateral for the note, a participant must grant to us a security interest in all of the participant's coinvestment shares by executing a pledge agreement. Any stock certificates issued for coinvestment shares will be held by us as collateral for the loan until such time as the loan and all accrued interest on the loan are paid in full. If the collateral for a participant's note exceeds the outstanding balance of the loan and all accrued interest, we may, upon the participant's request and in our discretion, release some of the participant's shares.

    If we repurchase a participant's pledged coinvestment shares, the proceeds will be applied against the outstanding balance of the participant's loan and all accrued interest. So long as a participant's coinvestment shares are pledged to us, they may not be subject in any manner to alienation, sale, transfer, assignment, bankruptcy, pledge, attachment, charge or encumbrance of any kind nor in any manner be subject to the debts or liabilities of any person, except as permitted under the Investors' Agreement.

    If the participant is unable to pay his or her note when it becomes due, we will have the right under the pledge agreement to reacquire the participant's shares. If, at any time pursuant to the terms of the direct investment plan, we repurchase a participant's pledged coinvestment shares, the proceeds of the repurchase will be applied against the outstanding balance of his or her loan and all accrued interest before the participant receive any proceeds.

    The note is a non-recourse note, which means that if the proceeds of the repurchase do not exceed the outstanding balance of the participant's loan and all accrued interest, we will not have the right under the terms of the note to hold the participant personally responsible for the remaining amount he or she owes under the note.

    Right of repurchase.  If a participant's employment or other service with us terminates for any reason whatsoever, whether due to voluntary resignation, death, disability, retirement, or termination by us with or without cause (as defined above) prior to a DLJMB liquidation event (as defined above), we will have the right to repurchase all or any portion of the participant's shares. The price we will pay for these shares depends on the reason for the participant's termination.

    If the participant's employment or other service with us is terminated by us for cause, we will pay for each share owned by the participant (whether it is a reinvestment share or a coinvestment share or is vested or unvested) the lesser of:

  •
  an amount equal to:

  - the fair market value of each share as determined on the valuation date in the fiscal year in which the participant's employment or other service is terminated; and

  - plus any increase, or minus any decrease, in the fair market value of the participant's shares from the beginning of the fiscal year in which the participant's employment or other service is terminated until the date of the participant's termination (the "Pro Rata Adjustment"); or

  •
  the purchase price the participant paid for each share, without any accrued and unpaid interest on the loan relating to the coinvestment shares being paid.

    Unless otherwise determined by the compensation committee, if a participant's employment or other service with us terminates for any other reason whatsoever other than for cause, we will pay the participant:

  •
  for each coinvestment share that has vested at the time of termination and all of the participant's reinvestment shares, an amount equal to:

  - the fair market value of each share as determined on the valuation date in the fiscal year in which the participant's employment or other service is terminated; and

  - plus or minus any Pro Rata Adjustment.

  •
  for each coinvestment share that has not vested at the time of termination, an amount equal to the lesser of:

  - the fair market value of each coinvestment share as determined on the valuation date in the fiscal year in which the participant's employment or other service is terminated, and plus or minus any Pro Rata Adjustment; or

  - the purchase price the participant paid for each unvested coinvestment share plus all accrued and unpaid interest on the loan relating to the unvested coinvestment share.

    In the event we repurchase any of the participant's coinvestment shares, the compensation committee, in its sole discretion, will on the repurchase date make an appropriate adjustment to the purchase price paid on this date to repay any interest that has accrued on the participant's loan from the date of the termination of the participant's employment or other services with us until the date we repurchase the participant's coinvestment shares.

    Determination of fair value.  Since our class B common stock is not currently listed on an exchange or quoted on Nasdaq, the over-the-counter bulletin board or other comparable service, "fair market value" for purposes of the direct investment plan is determined by the compensation committee. This determination will be performed on an annual basis on a date that is no more than 120 days after our fiscal year end. The compensation committee will base its determination on a specified formula or such other value as the compensation committee determines is appropriate. The formula that the compensation committee may use in determining fair market value is as follows:

  •
  multiply six times our EBITDA (as defined in the plan) as shown on our consolidated statement of operations for our most recent fiscal year end and as adjusted to reflect any material acquisitions or dispositions or other material changes in our business;
  •
  subtract our total debt and the total amount of the liquidation preference on our preferred stock;
  •
  add our total cash to this difference; and
  •
  divide the sum by the number of shares of our capital stock outstanding on the valuation date, including all options and warrants.

    Put right.  So long as a participant's employment or other service with us terminates by reason of voluntary resignation, death, disability, retirement or terminated by us without cause, the participant will have the right to "put" all or any portion of his or her reinvestment shares and vested coinvestment shares to us and require us to repurchase these shares in the event neither we nor anyone to whom we may assign our right of repurchase decides to repurchase the participant's shares.

    The per share price at which we must purchase these shares will be equal to:

  •
  the fair market value for each share as determined on the valuation date in the fiscal year in which the participant's employment or other service is terminated; and
  •
  plus or minus any Pro Rata Adjustment.

    Hardship repurchases.  In the event a participant feels he or she has an immediate and heavy financial need, the participant may request that the compensation committee repurchase his or her shares. A repurchase under these circumstances will be permitted only if the compensation committee determines in its sole discretion that the repurchase is made on account of the participant's immediate and heavy financial need and is necessary to satisfy this financial need. A repurchase will be deemed to be made on account of an immediate and heavy financial need only if the compensation committee determines in its sole discretion that the repurchase will be made to pay:

  •
  expenses for medical care (as described in Section 213(d) of the Internal Revenue Code), incurred or to be incurred by the participant, his or her spouse or dependent (as described in Section 152 of the Internal Revenue Code);
  •
  payments necessary to prevent the participant from being evicted from his or her principal residence or foreclosure on the mortgage on his or her principal residence; or
  •
  any other situation in which the compensation committee in its sole discretion determines the participant is in immediate and heavy financial need.

    A hardship repurchase will be deemed to be necessary to satisfy the participant's immediate and heavy financial need only if the compensation committee determines in its sole discretion that the aggregate purchase price we must pay is not more than the sum of the amount of the participant's immediate and heavy financial need plus the amount necessary to pay any estimated federal, state or local taxes or penalties that the participant will incur in connection with the repurchase. The compensation committee will only be entitled to pay the participant the fair market value for each share as determined on the most recent valuation date prior to the hardship repurchase.

    Limitations on our right to repurchase.  In connection with any repurchase of a participant's shares, we will only be required to pay the participant for these shares as rapidly as permissible without violating any of our loan covenants or other contractual restrictions applicable to and binding upon us. Any amounts not paid to a participant on the repurchase date will bear interest at a fixed annual rate equal to 8%. In addition, we will only be required to repurchase any shares to the extent that the repurchase does not violate any applicable laws.

    Effect of adverse action.  If a participant engages in any adverse action (as defined above under the heading "—Employment Arrangements—Stock option plan—Effect of termination of employment or other service") before or within 12 months after the participant's employment or other service with us terminates by reason of voluntary resignation, death, disability, retirement or is terminated by us without cause, we will have the right to repurchase all of the participant's shares for the lesser of:

  •
  the fair market value for each share as of the most recent valuation date prior to the participant's termination of employment or other service; or
  •
  the purchase price the participant paid for his or her shares.

    In addition, if the participant received an amount in excess of this purchase price in connection with a prior repurchase by us or the sale or other transfer of these shares during the 12 months before or 12 months after the date the participant's employment or other service with us terminates, the participant will be required to pay us in cash any such excess within 10 days of receipt of notice from us.

    Effect of DLJMB liquidation event.  If a DLJMB liquidation event (as defined above under the heading "—Employment Arrangements—Stock option plan—Effect of DLJMB liquidation event) occurs, all of a participant's unvested coinvestment shares will become immediately vested in full. To the extent the acceleration of the vesting of these coinvestment shares, together with any other payment the participant has the right to receive from us would constitute a "parachute payment" under the Internal Revenue Code, then the payments will be reduced so they will not be subject to any excise tax imposed by the Internal Revenue Code. The payments will not be reduced, however, if the participant is subject to a separate agreement with us that provides otherwise.

    Transfer restrictions.  All shares purchased under the direct investment plan will be subject to the transfer restrictions and other provisions of the direct investment plan and the Investors' Agreement. Under the direct investment plan, any shares pledged as collateral to secure a note may not be transferred to anyone other than a permitted transferee. In addition, a participant is prohibited from selling or transferring any of his or her shares during the first six months after the purchase date.

    In addition to the restrictions on transferability imposed by the direct investment plan, a participant that purchases reinvestment or coinvestment shares will automatically become a party to and be bound by all the terms and conditions of the Investors' Agreement. If a participant:

  •
  acquires more than a certain percentage of the total shares of class B common stock available for sale under the direct investment plan, as determined by the compensation committee from time to time; or
  •
  is an employee of Merrill or any of our subsidiaries and reports directly to our Chief Executive Officer or Chief Operating Officer,

the participant will be deemed a "Co-invest Management Stockholder" for all purposes of the Investors' Agreement. If a participant does not meet the above criteria, he or she will be deemed an "Other Stockholder" for purposes of the Investors' Agreement.

  Sale of shares to Atterbury

    In connection with the employee offering, we expect to sell shares of our class B common stock to Rick Atterbury for $22.00 per share. We may finance more than 65% of the purchase price for these shares; and therefore, these shares may be sold outside the scope, terms and conditions of our direct investment plan. We expect that after giving effect to this transaction and Atterbury's retained equity interest in connection with the merger, the percentage of the total amount loaned by us to Atterbury to the total purchase price paid by Atterbury for all these shares will not exceed 65%. We expect to complete this transaction and the employee offering during the next month.

SECURITY OWNERSHIP OF MANAGEMENT
AND BENEFICIAL OWNERS OF FIVE PERCENT OR MORE

    The following table sets forth information with respect to the beneficial ownership of our class B common stock and preferred stock as of January 31, 2000 by (1) any person or group who beneficially owns more than 5% of our class B common stock, (2) each of our executive officers named in our "Summary Compensation" table on page 70 and (3) all of our directors and officers as a group. Unless otherwise noted, each person possesses sole voting and investment power with respect to the shares indicated. Shares not outstanding but deemed beneficially owned because of the right to acquire them within 60 days are considered outstanding only when determining the amount and percent owned by each person.

Name of Beneficial Owner	Number of Shares of Preferred Stock (1)	Percentage of Outstanding Preferred Stock	Number of Shares of Class B Common Stock (1)	Percentage of Outstanding Class B Common Stock
DLJ Merchant Banking funds (2)	337,500	67.5%	3,445,229	77.9%
John W. Castro	0	0	909,091	21.7%
Rick R. Atterbury	0	0	70,000	1.7%
BNY Capital Corporation (3)	62,500	12.5%	43,033	1.0%
Connecticut General Life Insurance Company (4)	48,750	9.8%	33,566	*
Carlyle High Yield Partners, L.P. (5).	37,500	7.5%	25,820	*
Steven J. Machov	0	0	0	0
Kathleen A. Larkin	0	0	0	0
Kay A. Barber	0	0	0	0
Lawrence M. Schloss (3)	0	0	0	0
William F. Dawson, Jr. (3)	0	0	0	0
Keith R. Palumbo (3)	0	0	0	0
All directors and executive officers as a group (12 persons) (3)	0	0	979,091	23.4%

*
less than one percent

(1)
Under the SEC's rules, each person or entity is deemed to be a beneficial owner with the power to vote and direct the disposition of these shares.

(2)
Consists of shares held directly by DLJ Merchant Banking Partners II, L.P. and the following affiliated investors: DLJ Merchant Banking Partners II-A, L.P.; DLJ Offshore Partners II, C.V.; DLJ Diversified Partners, L.P.; DLJ Diversified Partners-A, L.P.; DLJ Millennium Partners, L.P.; DLJ Millennium Partners-A, L.P.; DLJMB Funding II, Inc.; DLJ First ESC L.P.; DLJ EAB Partners, L.P.; and DLJ ESC II, L.P. See "Related Party Relationships and Transactions." Includes 232,377 shares of class B common stock issuable upon the exercise of outstanding warrants. The address of each of these investors is 277 Park Avenue, New York, New York 10172, except that the address of Offshore Partners is John B. Gorsiraweg 14, Willemstad, Curaçao, Netherlands Antilles.

(3)
Messrs. Schloss, Dawson and Palumbo are officers of DLJ Merchant Banking, Inc., an affiliate of the DLJ Merchant Banking funds. Shares shown for Messrs. Schloss, Dawson and Palumbo exclude shares shown as held by the DLJ Merchant Banking funds, as to which they disclaim beneficial ownership. The address for Messrs. Schloss, Dawson and Palumbo is c/o DLJ Merchant Banking Inc., 277 Park Avenue, New York, New York 10172.

(4)
Includes 43,033 shares of class B common stock issuable upon the exercise of outstanding warrants. BNY Capital Corporation's address is 48 Wall Street, New York, New York 10005.

(5)
Includes 33,566 shares of class B common stock issuable upon the exercise of outstanding warrants. Carlyle High Yield Partners, L.P.'s address is 1001 Pennsylvania Avenue N.W., Suite 220 South, Washington, D.C. 20004.

(6)
Includes 25,820 shares of class B common stock issuable upon the exercise of outstanding warrants. Connecticut General Life Insurance Company's address is 900 Cottage Grove Road, Bloomfield, Illinois 06002.

RELATED PARTY RELATIONSHIPS AND TRANSACTIONS

Investors' Agreement

    Viking Merger Sub, DLJ Merchant Banking funds, Messrs. Castro and Atterbury and certain other investors entered into an Investors' Agreement which became effective at the effective time of the merger and as a result of the merger became binding on our company. The Investors' Agreement provides that any person acquiring shares of our class B common stock who is required by the Investors' Agreement or by any other agreement or plan of ours to become a party to the Investors' Agreement will execute an agreement to be bound by all the terms and conditions of the Investors' Agreement, including those described below.

    The terms of the Investors' Agreement restrict certain transfers of the shares of our capital stock by DLJ Merchant Banking funds, Messrs. Castro and Atterbury and any future shareholders party to the agreement, including the participants in our 1999 Stock Option Plan and our Direct Investment Plan. The agreement permits:

  •
  such shareholders (other than DLJ Merchant Banking funds) to participate in certain sales of shares of capital stock by the DLJ Merchant Banking funds;

  •
  DLJ Merchant Banking funds to require such other shareholders to sell shares of capital stock in certain circumstances, including if DLJ Merchant Banking funds choose to sell 75% or more of the shares owned by them at a price in excess of $22.00 per share; and

  •
  such shareholders to purchase certain equity securities proposed to be issued by us on a preemptive basis.

    The Investors' Agreement includes a registration rights provision under which the shareholders which are a party to it have the right to request us to register certain securities under the Securities Act in specified circumstances.

    The Investors' Agreement also provides that our company will indemnify the parties against specified liabilities, including certain liabilities under the Securities Act.

    The Investors' Agreement also provides that DLJ Merchant Banking funds have the right to nominate four of the eight members of our board of directors, that three of the eight members of our board will be nominated by Messrs. Castro and Atterbury and that one member of the board be nominated by a DLJ mezzanine fund that owns our preferred shares and warrants. The current parties to the Investors' Agreement have agreed to vote their common shares so that the composition of our board is as set out above. The participants in our 1999 Stock Option Plan and Direct Investment Plan are not subject to the voting agreement provisions.

Financial Advisory Fees and Agreements

    DLJ Securities Corporation, an affiliate of DLJ Merchant Banking funds, acted as financial advisor to us and as the initial purchaser of the units we sold in connection with the merger. We paid customary fees to DLJ Securities Corporation as compensation for its services as financial advisor and initial purchaser. DLJ Capital Funding, Inc., an affiliate of DLJ Merchant Banking funds, received customary fees and reimbursement of expenses in connection with the arrangement and syndication of the new credit facility and as a lender under the new credit facility. The aggregate amount of all fees paid to the DLJ entities in connection with the merger and the related financings was approximately $15.8 million, plus out-of-pocket expenses.

    We have agreed to pay DLJ Securities Corporation an annual advisory fee of $300,000. We and our subsidiaries may from time to time enter into other investment banking relationships with DLJ Securities Corporation or one of its affiliates pursuant to which DLJ Securities Corporation or its affiliates will receive customary fees and will be entitled to reimbursement for all related reasonable disbursements and out-of-pocket expenses. We expect that any arrangement will include provisions for the indemnification of DLJ Securities Corporation against a variety of liabilities, including liabilities under the federal securities laws.

Interest Cap Transaction

    On December 22, 1999, we entered into an interest cap transaction with DLJ International Capital for $462,000. The effective date of the interest cap transaction is March 24, 2000 and terminates December 24, 2001. The cap rate is 7.5% for up to $110.0 million of borrowings under Merrill Communications LLC's credit facility.

Purchase of Shares from DLJMB

    In connection with the employee offering, we anticipate to purchase from DLJMB, 258,307 shares of class B common stock for $22.00 per share, or an aggregate purchase price of approximately $5.7 million, in order to adjust the ownership percentage of DLJMB compared to our other shareholders.

Executive Compensation Arrangements

    For a discussion of all material executive compensation arrangements between us and our executive officers, including the participation of our executive officers in our stock option plan and direct investment plan, we refer you to the information under the heading "Executive Compensation."

WARRANTHOLDERS

    Below is information with respect to the number of the warrants and shares of our class B common stock owned by each of the warrantholders. The warrants are being registered to permit public secondary trading of the warrants and the class B common stock issued upon the exercise of the warrants, and the warrantholders may offer the warrants and class B common stock issued upon the exercise of the warrants for resale from time to time. We refer to the information under the heading "Plan of Distribution," beginning on page 77.

    We have filed with the SEC a registration statement, of which this prospectus forms a part, with respect to the resale of the warrants and the issuance and resale of the shares of our class B common stock issued upon the exercise of the warrants from time to time, under Rule 415 under the Securities Act, in the over-the-counter market, in privately-negotiated transactions, in underwritten offerings or by a combination of these methods of sale, and have agreed to use our best efforts to keep this registration statement effective until the earlier of (1) two years following the first date on which no warrants remain outstanding and (2) if all warrants expire unexercised, the expiration of the warrants on May 1, 2009.

    The warrants and our class B common stock issued upon the exercise of the warrants offered by this prospectus may be offered from time to time by the persons or entities named below:

Number of Warrants Owned Prior to the Offering
Name and Address of Holders	Percentage of Outstanding Class B Common Stock Owned Prior to the Offering	Number of Warrants	Number of Shares Issuable Upon Exercise of Warrants	Percentage of Outstanding Class B Common Stock Owned After the Offering

*
less than one percent

    None of the holders named above have, or within the past three years had, any position, office or other material relationship with us or any of our predecessors or affiliates, except as disclosed under the heading "Management" since some of our directors and officers are affiliated with some of the holders listed above.

    Because the selling holders may, under this prospectus, offer all or some portion of the warrants or the class B common stock issued upon exercise of the warrants, no estimate can be given as to the number of the warrants or shares of class B common stock issued upon exercise of the warrants that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified above may have sold, transferred or otherwise disposed of all or a portion of their warrants, since the date on which they provided the information regarding their warrants, in transactions exempt from the registration requirements of the Securities Act. We refer you to the information under the heading "Plan of Distribution."

    Only selling holders identified above who beneficially own the securities set forth opposite each selling holder's name in the table above on the effective date of the registration statement of which this prospectus forms a part may sell those securities under the registration statement. Prior to any use of this prospectus in connection with an offering of the warrants and/or the shares of class B common stock issued upon exercise of the warrants by any holder not identified above, this prospectus will be supplemented to set forth the name and number of warrants and/or shares of class B common stock beneficially owned by the selling securityholder intending to sell such warrants and/or shares of class B common stock, and the number of warrants and/or shares of class B common stock to be offered. The prospectus supplement will also disclose whether any selling securityholder selling in connection with the prospectus supplement has held any position or office with, been employed by or otherwise has had a material relationship with, us or any of our affiliates during the three years prior to the date of the prospectus supplement if this information has not been disclosed in this prospectus.

DESCRIPTION OF WARRANTS

    The warrants were issued under a warrant agreement between Viking Merger Sub, Inc. and Norwest Bank Minnesota, N.A., as warrant agent. At the effective time of the merger, we succeeded to the obligations of Viking Merger Sub under the warrant agreement and each warrant became a warrant to purchase shares of our class B common stock.

    The following is only a summary of the warrant agreement and may not contain all the information that is important to you. Therefore, we encourage you to read the warrant agreement which has been filed with the SEC as an exhibit to the registration statement on Form S-1 with respect to the warrants and shares of our class B common stock issuable upon the exercise of the warrants. For information on how you can obtain a copy of the warrant agreement, we refer you to "Where You Can Find More Information."

Exercisability of Warrants

    Each warrant, when exercised, entitles the holder thereof to receive 1.22987 fully paid and non-assessable shares of our class B common stock, at an exercise price of $22.00 per share. The exercise price and the number of shares of our class B common stock are both subject to adjustment upon the occurrence of any of the events described below under the heading "—Adjustments." The holders of the warrants are entitled, in the aggregate, to purchase shares of our class B common stock currently representing approximately     % of our class B common stock on a fully diluted basis, assuming exercise of all outstanding warrants. The warrants are exercisable at any time on or after November 1, 2001. Unless exercised, the warrants automatically expire at 5:00 p.m. New York City time on May 1, 2009.

    The warrants may be exercised by surrendering to us the warrant certificates evidencing the warrants to be exercised with the accompanying form of election to purchase properly completed and executed, together with payment of the exercise price. Payment of the exercise price may be made at the holder's election:

  •
  by tendering notes having an aggregate principal amount at maturity, plus accrued and unpaid interest, if any, thereon, to the date of exercise equal to the exercise price; or

  •
  in cash in United States dollars by wire transfer or by certified or official bank check to the order of "Merrill Corporation."

    Upon surrender of the warrant certificates and payment of the exercise price, we will deliver or cause to be delivered, to or upon the written order of the holder, stock certificates representing the number of whole shares of our class B common stock to which the holder is entitled. If less than all of the warrants evidenced by a warrant certificate are to be exercised, a new warrant certificate will be issued for the remaining number of warrants. Holders of warrants will be able to exercise their warrants only if a registration statement relating to the shares of our class B common stock underlying the warrants is then in effect, or the exercise of these warrants is exempt from the registration requirements of the Securities Act of 1933, and these securities are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants or other persons to whom it is proposed that shares of our class B common stock be issued on exercise of the warrants reside.

    No fractional shares of our class B common stock will be issued upon exercise of the warrants. We will pay to the holder of the warrant at the time of exercise an amount in cash equal to the current market value of any such fractional share of our class B common stock less a corresponding fraction of the exercise price.

Rights of Warrantholders

    The holders of the warrants have no right to vote on matters submitted to our shareholders and have no right to receive dividends. The holders of the warrants are not be entitled to share in our assets in the event of liquidation, dissolution or the winding up of our company. In the event a bankruptcy or reorganization is commenced by or against us, a bankruptcy court may hold that unexercised warrants are executory contracts which may be subject to rejection by us with approval of the bankruptcy court, and the holders of the warrants may, even if sufficient funds are available, receive nothing or a lesser amount as a result of any such bankruptcy case than they would be entitled to if they had exercised their warrants prior to the commencement of any such case.

    In the event of a taxable distribution to holders of our class B common stock that results in an adjustment to the number of shares of our class B common stock or other consideration for which a warrant may be exercised, the holders of the warrants may, in some circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. For more information, we refer you to "Material United States Federal Income Tax Consequences—Sale or Exchange of Warrants."

Adjustments

    The number of shares of our class B common stock purchasable upon the exercise of the warrants and the exercise price are subject to adjustment if particular events occur, including:

  (1)
  the payment by us of dividends and other distributions in the form of capital stock on our class B common stock;

  (2)
  subdivisions, combinations and reclassifications of our class B common stock;

  (3)
  the issuance to all holders of our class B common stock of rights, options or warrants entitling them to subscribe for shares of our class B common stock or securities convertible into, or exchangeable or exercisable for, shares of our class B common stock at a price which is less than the fair market value per share (as defined below) of our class B common stock;

  (4)
  some distributions to all holders of our class B common stock of any of our assets or debt securities or any rights or warrants to purchase any such securities, but excluding those rights and warrants referred to in clause (3) above;

  (5)
  the issuance of shares of our class B common stock for consideration per share less than the then fair market value per share of our class B common stock, but excluding securities issued in transactions referred to in clauses (1) through (4) above or (6) below and subject to some other exceptions including:

  •
  issuances to our employees, independent contractors and/or directors and some of our subsidiaries prior to May 23, 2000; and

  •
  the warrants issued with the 14.5% senior preferred stock due 2011 in November 1999; and

  (6)
  the issuance of securities convertible into or exchangeable for shares of our class B common stock for a conversion or exchange price plus consideration received upon issuance less than the then fair market value per share of our class B common stock at the time of issuance of this convertible or exchangeable security, securities issued in transactions referred to in clauses (1) through (4) above or this paragraph (6) and subject to some other exceptions including:

  •
  issuances to our employees, independent contractors and/or directors and some of our subsidiaries prior to May 23, 2000; and

  •
  the warrants issued with the 14.5% senior preferred stock due 2011 in November 1999.

    Adjustments to the exercise price will be calculated to the nearest cent. No adjustment need be made for any of the foregoing transactions if holders of warrants issued are to participate in the transaction on a basis and with notice that the board of directors determines to be fair and appropriate in light of the basis and notice and on which other holders of our class B common stock participate in the transaction.

    "Disinterested Director" means, in connection with any issuance of securities that gives rise to a determination of the fair market value thereof, each member of our board of directors who is not an officer, employee, director or other affiliate of the party to whom we are proposing to issue the securities giving rise to the determination.

    "Fair Market Value" per security at any date of determination will be:

  •
  in connection with a sale to a party that is not an affiliate of us in an arm's-length transaction, the price per security at which this security is sold; and

  •
  in connection with any sale to an affiliate of us,

  - the last price per security at which this security was sold in an arm's-length transaction within the three-month period preceding the date of determination; or

  - if the foregoing is not applicable, the fair market value of the security determined in good faith by:

  •
  a majority of our board of directors, including a majority of the disinterested directors, and approved in a board resolution delivered to the warrant agent; or

  •
  a nationally recognized investment banking, appraisal or valuation firm, which is not an affiliate of us,

      in each case taking into account, among all other factors deemed relevant by the board of directors or the investment banking, appraisal or valuation firm, the trading price and volume of the security on any national securities exchange or automated quotation system on which the security is traded.

    No adjustment in the exercise price will be required unless the adjustment would require an increase or decrease of at least one percent (1.0%) in the exercise price; provided, however, that any adjustment that is not made will be carried forward and taken into account in any subsequent adjustment. In the case of particular consolidations or mergers of our company, or the sale of all or substantially all of our assets to another corporation:

  •
  each warrant will thereafter be exercisable for the right to receive the kind and amount of shares of stock or other securities or property to which the holder would have been entitled as a result of the consolidation, merger or sale had the warrants been exercised immediately prior thereto; and

  •
  the person formed by or surviving any consolidation or merger (if other than the company) or to which the sale shall have been made will assume the obligations of us under the warrant agreement.

Reservation of Shares

    We have authorized and reserved for issuance and will at all times reserve and keep available that number of shares of our class B common stock as will be issuable upon the exercise of all outstanding warrants. These shares of our class B common stock, when paid for and issued, will be duly and validly issued, fully paid and non-assessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issuance thereof.

Amendment

    From time to time, we and Norwest Bank Minnesota, N.A., as warrant agent, without the consent of the holders of the warrants, may amend or supplement the warrant agreement for particular purposes, including curing defects or inconsistencies or making any change that does not adversely affect the legal rights of any holder. Any amendment or supplement to the warrant agreement that adversely affects the legal rights of the holders of the warrants will require the written consent of the holders of a majority of the then outstanding warrants, but excluding warrants held by us or any of our affiliates. The consent of each holder of the warrants affected will be required for any amendment pursuant to which the exercise price would be increased or the number of shares of our class B common stock purchasable upon exercise of the warrants would be decreased, other than for particular adjustments provided in the warrant agreement.

Registration Rights

    Under the warrant agreement and the warrant registration rights agreement, we agreed to file the registration statement of which this prospectus is a part and to use our reasonable best efforts to cause the registration statement to remain effective, subject to some exceptions, until the later of:

  •
  two years following the effective date of the registration statement; and

  •
  the earlier of:

  - May 1, 2009; and

  - the first date as of which all warrants had been exercised.

    We cannot assure you that we will be able to keep the registration statement of which this prospectus is a part continuously effective for the required period.

DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 25,000,000 shares of class B common stock, par value $.01 per share, 10,000,000 shares of voting class B common stock, par value $.01 per share, and 500,000 shares of 14.5% senior preferred stock due 2011. The following is a summary of the material rights and privileges pertaining to our capital stock. For a full description of our capital stock, we refer you to our articles of incorporation, a copy of which is available upon written request. For more information, see "Where You Can Find More Information."

Voting Common Stock

    As of March 15, 2000, there were no shares of our voting common stock outstanding. Subject to the preferential rights of our class B common stock and preferred stock, any shares of voting common stock outstanding from time to time will be entitled to participate equally in any distribution of net assets made to the shareholders in liquidation of our company and will be entitled to participate equally in dividends as and when declared by the board of directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of our voting common stock. All shares of our voting common stock have equal rights and preferences. The holders of our voting common stock are entitled to one vote for each share held of record on all matters voted upon by shareholders and may not cumulate votes for the election of directors.

Class B Common Stock

    As of March 15, 2000, there were 4,191,943 shares of our class B common stock outstanding. Our class B common stock is identical in all respects to our voting common stock and has equal rights and privileges, except that the class B common stock, with respect to rights on liquidation, winding up or dissolution of our company, ranks prior to the voting common stock. Subject to the preferential rights of our preferred stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of outstanding shares of our class B common stock are entitled to receive out of our assets available for distribution to shareholders, before any distribution of assets will be made to the holders of shares of common stock, an amount equal to $1.00 per outstanding share of class B common stock. After amounts payable with respect to the holders of our class B common stock of the full preferential amount in connection with any liquidation, winding up or dissolution of our company, the holders of the our class B common stock and voting common stock will share on a pro rata basis in any distribution of our assets, subject to the preferential rights of the preferred stock.

Preferred Stock

    Our board of directors has authorized the designation of 500,000 shares of 14.5% senior preferred stock due 2011, all of which are outstanding. Each share of our preferred stock is entitled to cumulative, quarterly dividends at a compound rate of 14.5% per annum. Prior to November 15, 2004, dividends will accrete to the liquidation value of our preferred stock unless holders elect to receive such dividends in the form of additional shares of our preferred stock. After November 15, 2004, dividends are payable in cash. Prior to the first dividend payment date, each share of preferred stock will be exchanged for 3.2 shares of preferred stock with identical terms in all respects except that the liquidation preference will be equal to $25.00 plus accrued dividends. Shares of our preferred stock have a liquidation preference equal to the sum of $80.00 plus accreted dividends. Shares of our preferred stock are non-voting, except as otherwise provided by law or by agreement. Our preferred stock is subject to redemption at our option at 114.5% of liquidation preference, prior to November 15, 2004, declining to 100.0% of such liquidation preference after November 15, 2007. Upon the occurrence of a change of control of our company, each holder of our preferred stock will have the right to require us to repurchase all or any part of such holder's preferred stock at an offer price in cash equal to 101% of the liquidation preference thereof.

Preferred Stock Warrants

    Together with our preferred stock, we have issued warrants to purchase 344,263 shares of our class B common stock. Each warrant entitles the holder to purchase one share of our class B common stock at an exercise price of not less than $0.01 per share, subject to customary antidilution provisions that differ in some respects from those contained in the warrants, and other customary terms. The warrants are exercisable at any time prior to 5:00 p.m., New York City time, on November 15, 2011. The exercise of the warrants are also subject to applicable federal and state securities laws.

12% Senior Subordinated Notes due 2009

    In connection with the financing of our merger with Viking Merger Sub, Inc. in November 1999, we issued 140,000 units, each unit consisting of $1,000 principal amount of 12% senior subordinated notes due 2009 and one warrant to purchase 1.22987 shares of our class B common stock. The notes mature on May 1, 2009. Interest on the notes accrues at the rate of 12.0% per year. We pay interest in arrears every May 1 and November 1, commencing on May 1, 2000, to holders or record on the immediately preceding April 15 and October 15. The notes are jointly and severally guaranteed on an unsecured, senior subordinated basis by all of our existing wholly-owned domestic restricted subsidiaries and all future wholly-owned domestic restricted subsidiaries that guarantee Merrill Communications LLC's credit facility. The notes and the guarantees are general unsecured obligations of ours and rank:

  •
  junior to all of our and the guarantors' existing and future senior indebtedness and secured indebtedness, including any borrowing under Merrill Communications LLC's credit facility;

  •
  equally with any of our and the guarantors' future senior subordinated indebtedness, including trade payables;

  •
  senior to any of our and the guarantors' future subordinated indebtedness; and

  •
  effectively junior to all of the liabilities of our subsidiaries that have not guaranteed the notes.

    On or before November 1, 2002, we may redeem up to 35% of the aggregate principal amount of notes originally issued at a redemption price of 112.0% with the proceeds of public equity offerings within 90 days of the closing of a public equity offering. We may make that redemption only if, after the redemption, at least 65% of the aggregate principal amount of notes originally issued remains outstanding. Upon a change of control of our company, we are required to make an offer to purchase the notes. The purchase price will equal 101% of the principal amount of the notes on the date of repurchase, plus accrued and unpaid interest to the date of repurchase. The notes were issued pursuant to an indenture we entered into with Norwest Bank Minnesota, N.A.. The indenture governing the notes restricts our ability and the ability of our restricted subsidiaries to:

  •
  incur additional indebtedness;

  •
  create liens;

  •
  engage in sale-leaseback transactions;

  •
  pay dividends or make other equity distributions;

  •
  purchase or redeem capital stock;

  •
  make investments;

  •
  sell assets;

  •
  engage in transactions with affiliates; or

  •
  effect a consolidation or merger.

    These limitations are subject, however, to a number of important qualifications and exceptions.

Other Warrants

    In connection with the offering of notes described above, we issued warrants to purchase an aggregate of 172,182 shares of our class B common stock, which are being registered under the registration statement of which this prospectus is a part. Each warrant entitles the holder, subject to some conditions, to purchase 1.22987 shares of our class B common stock at an exercise price of $22.00 per share, subject to adjustment under some circumstances. The warrants are exercisable on or after November 1, 2001 and expire on May 1, 2009. We refer you to "Description of Warrants" for more information.

Options

    We have reserved 825,000 shares of our class B common stock for issuance under our 1999 Stock Option Plan. In connection with our recent employee offering, we expect to grant options to purchase shares of our class B common stock.

Registration Rights

    In addition to the filing of the registration statement of which this prospectus is a part, we have filed a registration statement with the SEC with respect to an offer to exchange the notes for a new issue of notes registered under the Securities Act and have agreed to use our reasonable best efforts to cause this registration statement to be declared effective prior to May 22, 2000. In addition, we have agreed to file under certain circumstances a shelf registration statement to effect resales of the notes.

    Pursuant to the Investors' Agreement, all of our current shareholders are entitled to rights with respect to the registration of their shares of our capital stock under the Securities Act of 1933. Under the terms of the Investors' Agreement, if we propose to register any shares of our capital stock under the Securities Act, subject to specific exceptions, the holders of these shares are entitled to notice of the registration and are entitled, at our expense, to include their shares of the same type of capital stock being registered in the registration, provided that the managing underwriters have the right to limit the number of such shares included in the registration. In addition, some holders may require us, at our expense and in accordance with the terms of the Investors' Agreement, to file a registration statement under the Securities Act with respect to their shares of capital stock.

Provisions with Potential Anti-Takeover Effect

    We are subject to the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. These anti-takeover provisions may eventually operate to deny our shareholders the receipt of a premium on their capital stock. In general, Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved by the shareholders in a prescribed manner. A "control share acquisition" is defined as an acquisition of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. Section 302A.673 prohibits a public corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions. An "interested shareholder" is a person who is the beneficial owner, of 10% or more of the corporation's voting stock. Reference is made to the detailed terms of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act.

Limitation on Liability of Directors and Indemnification

    Our articles of incorporation limit the liability of our directors to the fullest extent permitted by the Minnesota Business Corporation Act. Specifically, our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except liability for:

  •
  any breach of the duty of loyalty to our company or our shareholders;

  •
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions;

  •
  violations of particular Minnesota securities laws; or

  •
  any transaction from which the director derives an improper personal benefit.

    Our articles of incorporation do not limit liability under federal securities law.

    The Minnesota Business Corporation Act requires that we indemnify any director, officer or employee made or threatened to be made a party to proceeding, by reason of the former or present official capacity of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with the proceeding if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including a derivative action in the name of the company. We refer you to the detailed terms of Section 302A.521 of the Minnesota Business Corporation act for a complete statement of these indemnification rights.

    Article X of our articles of incorporation, as amended, provides that each director, officer, employee and agent, past or present of our company, and persons serving as such of another corporation or entity at our request, shall be indemnified to the fullest extent permitted by applicable state law.

    We maintain directors' and officers' liability insurance, including a reimbursement policy in favor of us.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following describes the material United States federal income tax consequences of the ownership, disposition and exercise of warrants applicable to holders of warrants. This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof, administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations, and interpretations of the foregoing, changes to any of which subsequent to the date of this registration statement may affect the tax consequences described herein, possibly with retroactive effect.

    The following only discusses tax consequences with respect to warrants and the shares of our class B common stock issuable upon the exercise of the warrants that are held as capital assets within the meaning of Section 1221 of the Internal Revenue Code. It does not discuss all of the tax consequences that may be relevant to a holder in light of the holder's particular circumstances or to holders subject to special rules, such as some financial institutions, tax-exempt entities, insurance companies, dealers and traders in securities or currencies and holders who hold the warrants or the shares of our class B common stock issued upon the exercise of the warrants as part of a hedging transaction, "straddle," conversion transaction or other integrated transaction, or persons who have ceased to be United States citizens or to be taxed as resident aliens.

    Persons considering the purchase of warrants should consult their tax advisors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Exercise of Warrants

    A holder will generally not recognize any gain or loss upon the exercise of any warrants, except with respect to any cash received in lieu of a fractional share of our class B common stock issuable upon the exercise of the warrant. A holder will have an initial tax basis in the shares of our class B common stock received on exercise of the warrants equal to the sum of the holder's tax basis in the warrants and the aggregate cash exercise price, if any, paid in respect of such exercise. A holder's holding period in such shares of our class B common stock will commence on the day the warrants are exercised, irrespective of the holder's holding period in the warrant that is exercised. If a warrant expires without being exercised, a holder will recognize a capital loss in an amount equal to the holder's tax basis in the warrant.

Sale or Exchange of Warrants

    Upon the sale or exchange of a warrant, a holder will generally recognize a capital gain or loss equal to the difference, if any, between the amount realized on the sale or exchange and the holder's tax basis in the warrant. This capital gain or loss will be long-term capital gain or loss if, at the time of the sale or exchange, the warrant has been held for more than one year.

    Under Section 305 of the Code, a holder of a warrant may be deemed to have received a constructive distribution from us, which may result in the inclusion of ordinary dividend income, in the event of particular adjustments to the number of shares of our class B common stock to be issued on exercise of a warrant.

Backup Withholding and Information Reporting

    Backup withholding of U.S. federal income tax at a rate of 31% may apply to dividends received with respect to the shares of our class B common stock issuable upon the exercise of the warrants and the proceeds of a disposition of a warrant or the shares to a holder who is not an exempt recipient. Generally, individuals are not exempt recipients, whereas corporations and some other entities are exempt recipients. Backup withholding will apply only if the holder:

  •
  fails to furnish the holder's Taxpayer Identification Number (commonly referred to as a "TIN") which, in the case of an individual, is his or her Social Security Number;

  •
  furnishes an incorrect TIN;

  •
  is notified by the Internal Revenue Service that the holder has failed to properly report payments of dividends; or

  •
  under particular circumstances, fails to certify, under penalty of perjury, that the holder has furnished a correct TIN and has not been notified by the Internal Revenue Service that the holder is subject to backup withholding.

    Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining an exemption if applicable. The amount of any backup withholding from a payment to a holder is not an additional tax and is allowable as a credit against the holder's United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

    The warrants and the shares of our class B common stock issued upon the exercise of the warrants offered hereby may be sold by the warrantholders from time to time in:

  •
  transactions in the over-the-counter market;

  •
  negotiated transactions;

  •
  underwritten offerings; or

  •
  a combination of such methods of sale.

    The warrantholders may sell the warrants and the shares of our class B common stock issued upon the exercise of the warrants at:

  •
  fixed prices which may be changed;

  •
  market prices prevailing at the time of sale;

  •
  prices related to prevailing market prices; or

  •
  negotiated prices.

    The warrantholders may effect these transactions by selling the warrants and shares of our class B common stock issued upon the exercise of the warrants to or through broker-dealers, and these broker-dealers may receive compensation in the form of discounts, concessions or commissions from the warrantholders and/or the purchasers of the warrants for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

    In order to comply with the securities laws of particular states, if applicable, the warrants and shares of our class B common stock will be sold in the jurisdictions only through registered or licensed brokers or dealers. In addition, in particular states, the warrants and shares of our class B common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    The warrantholders and any broker-dealers or agents that participate with the warrantholders in the distribution of the warrants or the shares of our class B common stock issued upon the exercise of the warrants may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by them and any profit on the resale of the warrants or the shares of our class B common stock issued upon the exercise of the warrants purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

    Each warrantholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of shares of our class B common stock by the warrantholders.

    We will pay for all costs of the registration of the warrants, including, without limitation, SEC filing fees and expenses of compliance with state securities or "blue sky" laws; except that, the selling holders will pay all underwriting discounts and selling commissions, if any. We have agreed to indemnify the selling holders against particular civil liabilities, including some liabilities under the Securities Act of 1933, or we will compensate them for some of these liabilities incurred in connection therewith.

WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, and the rules and regulations promulgated under the Securities Act, with respect to the warrants and shares of our class B common stock issuable upon the exercise of the warrants. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the attached exhibits and schedules. For additional information regarding our company, the warrants and shares of our class B common stock issuable upon the exercise of the warrants, we refer you to the registration statement on Form S-1. The statements contained in this prospectus as to the contents of any contract, agreement or other document that is filed as an exhibit to the registration statement are not necessarily complete. Accordingly, each such statement is qualified in all respects by reference to the full text of such contract, agreement or document filed as an exhibit to the registration statement or otherwise filed with the SEC.

    You may read and copy any of the information we file with the SEC, including the registration statement and exhibits thereto, at the following SEC public reference rooms:

Judiciary Plaza	Citicorp Center	7 World Trade Center
450 Fifth Street, N.W.	500 West Madison Street	Suite 1300
Washington, D.C. 20549	Chicago, Illinois 60621	New York, New York 10048

    You may obtain information regarding the operation of the SEC's public reference rooms by calling the SEC at 1-800-SEC-0330. In addition, our SEC filings made electronically through the SEC's EDGAR system are available to the public at the SEC's website at http://www.sec.gov. The Securities Act file number for our SEC filings is 333-     .

    Upon the effectiveness of the registration statement of which this prospectus is a part, we will be required to file annual, quarterly and special reports and other documents with the SEC under the Securities Act. Our obligation to file periodic reports with the SEC will be suspended if the securities covered by the registration statement of which this prospectus is a part are held of record by fewer than 300 holders as of the beginning of our fiscal year other than the fiscal year in which the registration statement is declared effective. However, we are required under the warrant agreement to furnish the warrantholders with all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file such Forms, including, without limitation:

  •
  "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by our certified independent accountants; and

  •
  all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports,

    in each case, within the time periods specified in the SEC's rules and regulations.

    Anyone who receives this prospectus may obtain a copy of the warrant agreement without charge by writing to Merrill Corporation, One Merrill Circle, St. Paul, Minnesota 55108; Attention: General Counsel.

LEGAL MATTERS

    The validity of the warrants and shares of our class B common stock issuable upon the exercise of the warrants offered hereby was passed upon for us by Oppenheimer Wolff & Donnelly LLP, Minneapolis, Minnesota. A copy of the legal opinion rendered by Oppenheimer Wolff & Donnelly LLP was filed as an exhibit to the registration statement containing this prospectus.

EXPERTS

    The consolidated financial statements as of January 31, 1998 and 1999 and for each of the three years in the period ended January 31, 1999, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants given on the authority of said firm as experts in auditing and accounting.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following unaudited pro forma consolidated financial data of our company are based on our historical consolidated financial statements adjusted to give effect to the transactions described below.

    The unaudited pro forma consolidated balance sheet gives effect to the merger with Viking Merger Sub and related merger financing and the application of the proceeds thereof, as if it had occurred on October 31, 1999. The unaudited pro forma consolidated statement of operations for the year ended January 31, 1999 and the nine month period ended October 31, 1999 give effect to the following as if each had occurred at the beginning of the period presented:

  (1)
  the merger, the merger financing and the application of the proceeds thereof;

  (2)
  the acquisition of Daniels Printing, Limited Partnership ("Daniels"), which was completed on April 14, 1999;

  (3)
  the acquisition of Alternatives Communications, Inc. ("Alternatives"), which was completed on June 14, 1999;

  (4)
  the elimination of Superstar Computing, Inc.'s historical operating results, as management has effectively shut down Superstar Computing, Inc.'s operations as of the date of this Registration Statement; and

  (5)
  in the case of the year ended January 31, 1999, the acquisition of Executech, Inc. and an affiliated company, World Wide Scan Services, LLC ("Executech"), which was completed on June 11, 1998.

    The pro forma adjustments are described in the accompanying notes to the financial statements and were applied to the respective historical consolidated financial statements of our company to reflect and account for the merger as a recapitalization consisting of an equity investment by investors, debt financing and the redemption of shares in the merger. As a recapitalization, the historical basis of our assets and liabilities will be carried forward to the surviving company with the aggregate cost of repurchasing our shares accounted for as a reduction of shareholders' equity. Accordingly, the historical basis of our assets and liabilities has not been impacted by the merger.

    The unaudited pro forma consolidated financial data are based upon estimates, available information and certain assumptions that management believes are reasonable under the circumstances and may be revised as additional information becomes available. The unaudited pro forma consolidated financial data should be read in conjunction with our historical financial statements, including the notes thereto, our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information appearing elsewhere in this Information Statement. The unaudited pro forma consolidated financial data do not purport to represent what our actual results or financial position would have been if the merger and the other transactions described above had actually occurred on the dates indicated and are not necessarily representative of our results for any future period.

    MERRILL CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

     (in thousands)

	as of October 31, 1999
	Historical	Merger Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$4,962	$(4,962	)(1)	$—
Trade receivables, net	136,749	—		136,749
Work-in-process inventories	19,090	—		19,090
Other inventories	11,117	—		11,117
Other current assets	15,884	11,485	(2)	27,369

Total current assets	187,802	6,523		194,325
Property, plant and equipment, net	56,729	—		56,729
Goodwill, net	76,838	—		76,838
Other assets	13,315	10,160	(3)	32,397
		9,306	(1)
		(384	)(4)

Total assets	$334,684	$25,605		$360,289

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Notes payable to banks	$44,900	$(44,900	)(1)	$—
Current maturities of long-term debt	970	(220	)(1)	750
Current maturities of capital lease obligations	183	—		183
Accounts payable	33,784	—		33,784
Accrued expenses	45,089	(288	)(1)	44,801

Total current liabilities	124,926	(45,408)		79,518
Credit Facility:
Revolving credit facility	—	1,871	(1)	1,871
Term loans	—	220,000	(1)	220,000
High yield notes	—	134,471	(1)	134,471
Long term debt, net of current maturities	37,890	(37,890	)(1)	—
Capital lease obligations, net of current maturities	1,262	—		1,262
Other liabilities	10,525	—		10,525

Total liabilities	174,603	273,044		447,647

Redeemable preferred stock	—	34,534	(1)	34,534
Shareholders' equity (deficit):
Common Stock	161	(161)		—
Class B common stock	—	42		42
Additional-paid-in-capital	14,272	85,060		99,332
Retained earnings (deficit)	145,648	(366,914)		(221,266)

Total shareholders' equity (deficit)	160,081	(281,973	)(5)	(121,892)

Total liabilities and shareholders' equity (deficit)	$334,684	$25,605		$360,289

MERRILL CORPORATION

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(1)
Sets forth the estimated sources and uses of funds for the merger and the related financings:

Sources:	(dollars in thousands)
Existing cash	$4,962
Revolving credit facility	1,871
Term loans	220,000
Units (a)	136,156
Preferred stock (b)	40,000
Management rollover (c)	21,540
Common stock purchased by DLJMB funds	70,683

Total Sources:	$495,212

Uses:
Cash purchase of outstanding shares and options	$359,236
Management rollover	21,540
Repayment of existing debt	83,010
Fees and expenses	23,888
Funding of other obligations (d)	7,538

Total Uses:	$495,212

  (a)
  Represents $140.0 million of units including $1.7 million attributable to the value of the warrants and net of $3.8 million of unamortized discount.

  (b)
  In connection with the merger, certain affiliates of DLJMB and institutional investors purchased preferred stock and warrants for total consideration of $40.0 million. For accounting purposes, a $5.5 million value has been ascribed to the warrants and has been classified as a component of shareholders' equity.

  (c)
  Messrs. Castro and Atterbury invested, through the retention of existing shares, $21.5 million of common equity for an approximately 23.4% equity interest in our company (excluding warrants).

  (d)
  Reflects the funding of deferred compensation plans and accrued interest net of repayments of $2.1 million from employee loans.

(2)
Reflects tax benefit of expense adjustments at the statutory tax rate of 38.9% as shown below:

		(dollars in thousands)
Option cash proceeds		$25,740
Non-capitalized transaction fees and expenses	13,728
Less: estimated non-deductible portion	(10,328)

Deductible non-capitalized transaction fees and expenses		3,400
Write-off of existing deferred debt issuance costs		384

Total deductible expenses		29,524
Statutory tax rate		38.9%

Tax benefit		$11,485

(3)
Represents the portion of estimated transaction fees and expenses attributable to the new credit facility and the units.

(4)
Reflects the write-off of existing deferred debt issuance costs.

(5)
Represents the change in shareholders' equity (deficit) as a result of the merger, including the merger financing and the application of the proceeds:

(dollars in thousands)
Cash to purchase shares (a)	$(333,496)
Option cash proceeds (b)	(25,740)
Non-capitalized transaction fees and expenses (c)	(13,728)
Write-off of existing deferred debt issuance costs	(384)
Common stock purchased by DLJMB funds	70,683
Value ascribed to warrants issued with notes	1,685
Value ascribed to warrants issued with preferred stock	5,466
Receivable related to management loans	2,056
Tax benefit of expense adjustments	11,485

Total change in stockholders' equity (deficit)	$(281,973)

  (a)
  Based on the purchase of 15,158,929 shares at $22.00 per share.

  (b)
  Based on the purchase of 3,021,118 options at an average purchase price of $8.52 (the difference between $22.00 and $13.48, the average exercise price of the options).

  (c)
  Represents all non-capitalized transaction fees and expenses, including estimated legal, accounting, advisory and consulting fees of $10.3 million, $1.9 million of bridge finance commitment fees and estimated debt prepayment fees of $1.5 million. The tax benefit of these expenses is included seperately in the table above.

MERRILL CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

for the year ended January 31, 1999
(dollars in thousands, except ratio)

			Acquisitions
	Company Historical					Net Acquisition Adjustments		Superstar Computing	Merger Adjustments
			Daniels	Executech	Alternatives						Pro Forma(9)
Revenue	$509,543		$66,159	$2,367	$20,879	$—		$(1,524)	$—		$597,424
Cost of revenue	330,632		49,081	1,122	15,802	569	(1)	(1,227)	—		394,854
						(1,125	)(2)

Gross profit	178,911		17,078	1,245	5,077	556		(297)	—		202,570
Selling, general and administrative expenses	127,705		13,670	713	4,671	1,453	(3)	(2,839)	(667)		142,961
						(1,981	)(2)		236	(5)

Operating income	51,206		3,408	532	406	1,084		2,542	431		59,609
Interest expense	3,961		1,281	—	270	—		—	34,765	(6)	40,277
Other (income) expense, net	(426)		75	(1)	—	—		—	—		(352)

Income (loss) before provision for income taxes	47,671		2,052	533	136	1,084		2,542	(34,334)		19,684
Provision for (benefit from) income taxes	21,214		—	—	—	—		—	(11,049	)(7)	10,165

Income (loss) from continuing operations	26,457		2,052	533	136	1,084		2,542	(23,285)		9,519
Preferred stock dividends	—		—	—	—	—		—	6,293	(8)	6,293

Income (loss) from continuing operations available to common	$26,457		$2,052	$533	$136	$1,084		$2,542	$(29,578)		$3,226

Other data:
EBITDA	$71,069		$5,734	$550	$443	$3,106		$677	$367		$81,946
Adjusted EBITDA	71,069		5,734	550	443	3,106		677	367		81,946
Depreciation and amortization of intangibles	19,863		2,326	18	37	2,022		(1,865)	(64)		22,337
Capital expenditures	16,479		985	267	342	—		—	—		18,073
Cash interest expense	3,961										38,655
Ratio of earnings to fixed charges	7.8	x									1.5	x

MERRILL CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

for the nine month period ended October 31, 1999
(dollars in thousands, except ratio)

			Acquisitions
	Company Historical				Net Acquisition Adjustment		Superstar Computing	Merger Adjustments
			Daniels	Alternatives						Pro Forma(9)
Revenue	$442,401		$15,725	$6,837	$—		$(294)	$—		$464,669
Cost of revenue	289,896		10,622	4,954	116	(1)	(178)	—		304,797
					(613	)(2)

Gross profit	152,505		5,103	1,883	497		(116)	—		159,872
Selling, general and administrative expenses	109,031		2,814	2,295	326	(3)	(337)	(429	)(4)	113,036
					(852	)(2)		188	(5)
Merger costs	2,300		—	—	—		—	(2,300)		—

Operating income	41,174		2,289	(412)	1,023		221	2,541		46,836
Interest expense	5,009		231	63	—		—	25,613	(6)	30,916
Other expense, (income) net	616		37	—	—		—	—		653

Income (loss) before provision for income taxes	35,549		2,021	(475)	1,023		221	(23,072)		15,267
Provision for (benefit from) income taxes	17,240		—	—	—		—	(8,880	)(7)	8,360

Income (loss) from continuing operations	18,309		2,021	(475)	1,023		221	(14,192)		6,907
Preferred stock dividends	—		—	—	—		—	4,638	(8)	4,638

Income (loss) from continuing operations available to common	$18,309		$2,021	$(475)	$1,023		$221	$(18,830)		$2,269

Other Data:
EBITDA	$58,298		$2,694	$(382)	$1,465		$209	$204		$62,488
Adjusted EBITDA	60,598		2,694	(382)	1,465		209	204		64,788
Depreciation and amortization of intangibles	17,124		405	30	442		(12)	(37)		17,952
Capital expenditures	7,937		37	93	—		—	—		8,067
Cash interest expense	5,009									29,701
Ratio of earnings to fixed charges	5.6	x								1.5	x

    MERRILL CORPORATION

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(1)
Reflects additional depreciation and amortization expense resulting from fair value adjustments to property, plant and equipment attributable to the Daniels and Executech acquisitions.

(2)
Reflects the elimination of historical costs in conjunction with the Daniels and Alternatives acquisitions:

	Year Ended January 31, 1999			Nine Months Ended October 31, 1999
	Daniels	Alternatives	Total	Daniels	Alternatives	Total
	(dollars in thousands)
Contractual executive compensation	$867	$626	$1,493	$442	$202	$644
Services and facilities(a)	713	—	713	371	—	371
Reduced employee compensation and benefits	900	—	900	450	—	450

	$2,480	$626	$3,106	$1,263	$202	$1,465

(a)
Includes contractual reduction in purchasing costs and the elimination of redundant facilities and services.

(3)
Reflects the amortization of goodwill on a straight line basis as follows:

	Year Ended January 31, 1999
	Daniels	Executech	Alternatives	Total
	(dollars in thousands)
Goodwill	$23,300	$2,682	$3,313
Amortization period in years	20	15	15
Annual goodwill amortization	$1,165	$179	$221
Months to include in pro forma	12	4.5	12
Incremental pro forma amortization	$1,165	$67	$221	$1,453
	Nine Months Ended October 31, 1999
	Daniels	Alternatives	Total
	(dollars in thousands)
Goodwill	$23,300	$3,313
Amortization period in years	20	15
Annual goodwill amortizaiton	$1,165	$221
Months to include in pro forma	2.5	4.5
Incremental pro forma amortization	$243	$83	$326
(4)
Reflects the elimination of public company expenses associated with conducting an annual meeting, producing and distributing annual reports and quarterly shareholder letters and board expenses.

(5)
Reflects retainer fees for investment banking services provided by DLJ Securities Corporation of $300,000 annually and the elimation of historical deferred financing costs of $64,000 for the year ended January 31, 1999 and $37,000 for the nine month period ended October 31, 1999.

(6)
Reflects the additional interest expense attributable to the merger financing:

	Year Ended January 31, 1999	Nine Months Ended October 31, 1999
	(dollars in thousands)
Increase in interest expense
Revolving credit facility (a)	$170	$128
Term loan A (a)	5,915	4,436
Term loan B (b)	15,268	11,451
Notes (c)	16,800	12,600
Commitment fees on undrawn revolving credit facility	241	180
Amortization of discount	226	168
Accretion of unit warrant value (d)	99	74
Amortization of deferred financing costs	1,297	973

Total	40,016	30,010
Elimination of historical interest expense associated with repaid indebtedness	(5,251)	(4,397)

Net increase in interest expense	$34,765	$25,613

  (a)
  Interest expense was calculated at an assumed interest rate of 9.10%.

  (b)
  Interest expense was calculated at an assumed interest rate of 9.85%.

  (c)
  Interest expense was calculated at an interest rate of 12.00%.

  (d)
  For accounting purposes, a $1.7 million value has been ascribed to the warrants and has been classified as a component of shareholders' equity. The warrant value shall be accreted over 9.5 years.

    A one-eighth of one percent change in interest rates would impact interest expense for borrowings under the revolving credit facility and the term loans A and B, collectively, in the amount of approximately $277,000 for the year ended January 31, 1999 and approximately $208,000 for the nine months ended October 31, 1999.

(7)
Reflects the income tax effect of all pro forma entries at statutory tax rates.

(8)
Reflects dividends on preferred stock issued in the merger ($40.0 million liquidation preference multiplied by a 14.5% compounded quarterly dividend rate). For accounting purposes, a $5.5 million value has been ascribed to the warrants and has been classified as a component of shareholders' equity. The warrant value shall be amortized over 12 years. The amortization for the year ended January 31, 1999 would have been $170,000 and for the nine months ended October 31, 1999 would have been $128,000.

(9)
The direct investment plan is considered a variable plan for accounting purposes. Accordingly, non-cash compensation expense will be recorded when the fair market value of the class B common stock increases. The unaudited pro forma consolidated statement of operations for the year ended January 31, 1999 and the nine month period ended October 31, 1999 does not include any related compensation expenses associated with the direct investment plan.

REPORT OF INDEPENDENT ACCOUNTANTS

     To the Shareholders and Board of Directors of Merrill Corporation:

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Merrill Corporation and Subsidiaries as of January 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Merrill Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

PRICEWATERHOUSECOOPERS LLP
March 29, 1999
Saint Paul, Minnesota

    MERRILL CORPORATION

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	As of January 31,
	1998	1999
ASSETS
Current assets
Cash and cash equivalents	$2,531	$23,477
Trade receivables, less allowance for doubtful accounts of $6,992 and $8,126, respectively	116,721	102,365
Work-in-process inventories	13,686	12,639
Other inventories	7,112	7,559
Other current assets	10,290	12,253

Total current assets	150,340	158,293
Property, plant and equipment, net	41,045	44,935
Goodwill, net	44,437	49,744
Other assets	10,657	12,973

Total assets	$246,479	$265,945

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current maturities of long-term debt	$655	$2,210
Current maturities of capital lease obligations	249	236
Accounts payable	29,142	29,640
Accrued expenses	41,033	44,642

Total current liabilities	71,079	76,728
Long-term debt, net of current maturities	40,225	38,110
Capital lease obligations, net of current maturities	1,616	1,375
Other liabilities	7,884	8,581

Total liabilities	120,804	124,794

Commitments and contingencies (Notes 3 and 5)
Shareholders' equity
Common stock, $.01 par value: 25,000,000 shares authorized; 16,315,136 and 15,823,155 shares, respectively, issued and outstanding	163	158
Undesignated stock: 500,000 shares authorized; no shares issued	—	—
Additional paid-in capital	22,401	12,722
Retained earnings	103,111	128,271

Total shareholders' equity	125,675	141,151

Total liabilities and shareholders' equity	$246,479	$265,945

The accompanying notes are an integral part of the consolidated financial statements.

    MERRILL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except per share data)

	For the Years Ended January 31,
	1997	1998	1999
Revenue	$353,769	$459,516	$509,543
Cost of revenue	227,478	295,390	330,632

Gross profit	126,291	164,126	178,911
Selling, general and administrative expenses	89,946	114,174	127,705

Operating income	36,345	49,952	51,206
Interest expense	(4,124)	(4,321)	(3,961)
Other income, net	263	835	426

Income before provision for income taxes	32,484	46,466	47,671
Provision for income taxes	14,645	20,445	21,214

Net income	$17,839	$26,021	$26,457

The accompanying notes are an integral part of the consolidated financial statements.

    MERRILL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	For the Years Ended January 31,
	1997	1998	1999
Operating activities
Net income	$17,839	$26,021	$26,457
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	10,825	11,147	13,066
Amortization of intangible assets	2,581	6,500	5,617
Writedown of goodwill	—	—	1,180
Provision for losses on trade receivables	2,861	2,064	3,273
Provision for unbillable inventories	2,678	(1,063)	67
Deferred income taxes	(6,555)	(2,592)	(3,518)
Change in deferred compensation	401	1,285	1,807
Changes in operating assets and liabilities, net of effects from business acquisitions
Trade receivables	(18,499)	(36,706)	11,796
Work-in-process inventories	(11,667)	12,082	865
Other inventories	583	(1,667)	(333)
Other current assets	(1,718)	(4,012)	257
Accounts payable	(3,720)	7,336	(348)
Accrued expenses	11,365	11,537	(3,267)
Income taxes	1,530	(1,059)	(1,109)

Net cash provided by operating activities	8,504	30,873	55,810

Investing activities
Purchase of property, plant and equipment	(9,216)	(17,069)	(16,479)
Business acquisitions, net of cash acquired	(26,010)	(13,179)	(4,039)
Other investing activities, net	(564)	137	(2,551)

Net cash used in investing activities	(35,790)	(30,111)	(23,069)

Financing activities
Borrowings on notes payable to banks	139,050	104,275	86,600
Repayments on notes payable to banks	(139,100)	(110,225)	(86,600)
Proceeds from issuance of long-term debt	35,000	—	—
Principal payments on long-term debt and capital lease obligations	(15,164)	(936)	(814)
Repurchase of common stock	—	(3,065)	(12,813)
Dividends paid	(948)	(1,133)	(1,297)
Exercise of stock options	1,045	5,417	2,149
Tax benefit realized upon exercise of stock options	328	2,192	884
Other equity transactions, net	162	83	96

Net cash provided by (used in) financing activities	20,373	(3,392)	(11,795)

(Decrease) increase in cash and cash equivalents	(6,913)	(2,630)	20,946
Cash and cash equivalents, beginning of year	12,074	5,161	2,531

Cash and cash equivalents, end of year	$5,161	$2,531	$23,477

Supplemental cash flow disclosures
Income taxes paid	$19,253	$22,000	$24,724
Interest paid	2,866	3,757	3,599

The accompanying notes are an integral part of the consolidated financial statements.

    MERRILL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(dollars in thousands, except per share data)

	For the Years Ended January 31, 1997, 1998 and 1999
	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 31, 1996	$157	$16,245	$61,332	$77,734
Exercise of stock options	2	1,043		1,045
Tax benefit realized upon exercise of stock options		328		328
Other		162		162
Cash dividends			(948)	(948)
Net income			17,839	17,839

Balance, January 31, 1997	$159	$17,778	$78,223	$96,160

Exercise of stock options	7	5,410		5,417
Tax benefit realized upon exercise of stock options		2,192		2,192
Repurchase of common stock	(3)	(3,062)		(3,065)
Other		83		83
Cash dividends			(1,133)	(1,133)
Net income			26,021	26,021

Balance, January 31, 1998	$163	$22,401	$103,111	$125,675

Exercise of stock options	2	2,147		2,149
Tax benefit realized upon exercise of stock options		884		884
Repurchase of common stock	(7)	(12,806)		(12,813)
Other		96		96
Cash dividends			(1,297)	(1,297)
Net income			26,457	26,457

Balance, January 31, 1999	$158	$12,722	$128,271	$141,151

The accompanying notes are an integral part of the consolidated financial statements.

    MERRILL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

One—Nature of Business and Significant Accounting Policies

    Nature of Business  The Company provides paper and electronic document services consisting of creative design, typesetting, printing, reproduction, distribution, data and information services to financial, legal, investment company, real estate and corporate clients worldwide.

    Use of Estimates  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. The most significant areas which require the use of management's estimates relate to the determination of the allowances for doubtful accounts and unbillable inventories.

    Principles of Consolidation  The consolidated financial statements include all majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

    Cash Equivalents  The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

    Inventories  Work-in-process, which includes purchased services, materials, direct labor and overhead, is valued at the lower of cost or net realizable value, with cost determined on a specific job-cost basis. Other inventories consist primarily of paper and printed materials and are valued at the lower of cost or market, with cost determined on a specific job-cost basis.

    Property, Plant and Equipment  Property, plant and equipment are stated at cost. Significant additions or improvements extending asset lives are capitalized; normal maintenance and repair costs are expensed as incurred. Depreciation is determined using the straight-line method over the estimated useful lives of the assets which range from three to 30 years. Amortization of leasehold improvements is recorded on a straight-line basis over the estimated useful lives of the assets or the lease term, whichever is shorter. When assets are sold or retired, related gains or losses are included in the results of operations.

    Goodwill  Goodwill recognized in business acquisitions accounted for as purchases is amortized on the straight-line method, principally over 15 years. The Company periodically evaluates the recoverability of unamortized goodwill through measurement of future estimated undiscounted operating unit cash flows.

    Income Taxes  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the year and the change during the year in deferred tax assets and liabilities.

    Revenue Recognition  The Company recognizes revenue when service projects are completed or products are shipped.

    Stock-Based Compensation  The Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for

Stock Issued to Employees," and related interpretations. Accordingly, compensation costs for stock options granted to employees are measured as the excess, if any, of the fair value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Such compensation costs, if any, are amortized on a straight-line basis over the underlying option vesting terms. The Company accounts for stock-based compensation to non-employees using the fair value method prescribed by SFAS No. 123, "Accounting for Stock Based Compensation." Compensation costs for stock options granted to non-employees are based on fair value of the option at the date of grant.

    Business Segments  Effective January 31, 1999, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which requires the Company to report information about its operating segments according to the management approach for determining reportable segments. This approach is based on the way management organizes segments within a company for making operating decisions and assessing performance. Segment results have been reported for all periods presented and are described in Note Nine.

Two—Selected Financial Statement Data

	As of January 31,
	1998	1999
	(dollars in thousands)
Property, Plant and Equipment, net
Land	$1,951	$1,951
Buildings	11,965	12,111
Equipment	54,929	63,068
Furniture and fixtures	11,057	14,157
Leasehold improvements	10,479	18,664
Construction in progress	5,609	1,090

	95,990	111,041
Less accumulated depreciation and amortization	(54,945)	(66,106)

	$41,045	$44,935

Goodwill, net
Goodwill	$52,913	$63,462
Less accumulated amortization	(8,476)	(13,718)

	$44,437	$49,744

Accrued Expenses
Commissions and compensation	$25,003	$22,089
Retirement plan	4,965	3,970
Purchase price consideration	800	7,734
Other	10,265	10,849

	$41,033	$44,642

Three—Business Acquisitions

    On April 15, 1996, the Company purchased substantially all of the operating assets and assumed certain liabilities of The Corporate Printing Company, Inc. and Affiliated Group (CPC) for

approximately $22.6 million in cash. The Company did not purchase any assets relating to CPC's pressroom and shipping businesses. The purchase price was subsequently reduced by approximately $1.7 million in accordance with terms of the purchase agreement. In accordance with the agreement, additional contingent purchase consideration of $8 million was paid in August 1997. The Company also entered into a five-year non-compete agreement with CPC's principal shareholder that requires payments totaling $3.4 million through April 15, 2001. The principal shareholder is also entitled to an additional $500,000 annually through March 31, 2001, as the Company maintained certain business of a specified customer. The acquisition has been accounted for as a purchase.

    On March 28, 1996, the Company purchased all of the outstanding common stock of FMC Resource Management Corporation for $5.4 million in cash and promissory notes for $2.0 million. The agreement calls for additional contingent consideration, not to exceed $4 million, based on annual gross profits of the acquired business through January 31, 2001, as defined in the agreement. Contingent consideration recorded through January 31, 1999, was $2.4 million. The acquisition has been accounted for as a purchase.

    Results of the acquired companies' operations have been included in the Consolidated Statements of Operations from their respective dates of acquisitions. Pro forma (unaudited) results of the Company for the year ended January 31, 1997, as if the acquisitions had been effective at February 1, 1995, are as follows:

(In thousands, except per share data)	For the Year Ended January 31, 1997
Revenue	$376,647
Net income	17,047

    During fiscal year 1999, the Company completed the acquisition of substantially all of the operating assets and liabilities of Executech, Inc. and an affiliated company, World Wide Scan Services, LLC for $3.2 million in cash. The agreement calls for additional consideration totalling approximately $10.0 million through fiscal year 2003. The acquisition has been accounted for as a purchase and is not significant to the financial position or results of operations of the Company.

Four—Financing Arrangements

    Bank Financing  The Company has a revolving credit agreement with a group of banks that provides for an unsecured bank line of credit which expires on November 29, 1999. Subsequent to January 31, 1999, the agreement was amended to increase the amount available for borrowing from $40 million to $70 million. There were no borrowings outstanding under this agreement at January 31, 1999 and 1998. Under the agreement, the Company has the option to borrow at the Agent's reference rate, at 1.0% above the London Interbank Offered Rate (LIBOR) or at 1.0% above a certificate of deposit-based rate, and is required to pay quarterly commitment fees of 0.25% on the unused portion of the line of credit. The weighted average interest rates on borrowings on the line of credit were 7.39%, 8.26% and 8.44% for the years ended 1997, 1998 and 1999, respectively. The revolving credit agreement includes various covenants, including the maintenance of minimum tangible net worth and limitations on the amounts of certain transactions, including payment of dividends.

    Long-Term Debt  Long-term debt consisted of the following:

	As of January 31,
	1998	1999
	(dollars in thousands)
Unsecured senior notes, bearing interest at 7.463%, with semi-annual interest only payments through October 2000, at which time annual principal and semi-annual interest payments are due through October 2006. The notes have various covenants, including the maintenance of certain financial ratios and limitations on the amount of certain transactions including the payment of dividends	$35,000	$35,000
Industrial development bonds, due in annual installments, including interest ranging from 4.2% to 5.5%, over the life of the bonds with the remaining unpaid balance due on August 1, 2010; collateralized by land, building and equipment with a carrying value of $4,712 at January 31, 1999	3,380	3,320
Unsecured promissory notes payable due in March 1999. The notes bear interest at LIBOR plus 1.0%, adjustable and payable annually. The interest rate at January 31, 1998 and 1999 was 7.281% and 6.8125%, respectively	2,000	2,000
Unsecured promissory note payable in equal annual installments of $500 on December 31 through 1998	500	—

	40,880	40,320
Less current maturities of long-term debt	(655)	(2,210)

	$40,225	$38,110

    The aggregate maturities of long-term debt are as follows:

(dollars in thousands)
2000	$2,210
2001	5,220
2002	5,230
2003	5,240
2004	5,250
Thereafter	17,170

$40,320

    Based on quoted market prices for similar issues, the fair value of long-term debt approximated its carrying value at January 31, 1998 and 1999.

Five—Leases

    The Company leases an office and production facility and the associated land and equipment under capital leases that terminate at various dates through November 30, 2005. Certain leases contain bargain purchase options. A summary of the Company's property under capital leases, which is classified as property, plant and equipment, is as follows:

	As of January 31,
	1998	1999
	(dollars in thousands)
Land	$333	$333
Building	2,439	2,439
Equipment	594	389
Less accumulated amortization	(1,366)	(1,334)

	$2,000	$1,827

     The Company also leases office space and equipment under noncancelable operating leases which expire at various dates through October 31, 2014. Rental expense charged to operations was $6.0 million, $8.0 million and $9.0 million for the years ended January 31, 1997, 1998 and 1999, respectively.

    Future minimum rental commitments under noncancelable leases at January 31, 1999, are as follows:

	Capital Leases	Operating Leases
	(dollars in thousands)
2000	$392	$6,697
2001	330	5,737
2002	330	4,645
2003	330	4,349
2004	330	3,751
Thereafter	605	16,317

	2,317	$41,496

Imputed interest	(706)

Present value of minimum lease payments	1,611
Less current maturities of capital lease obligations	(236)

Capital lease obligations, net of current maturities	$1,375

MERRILL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Six—Income Taxes

    Components of the provision for income taxes are as follows:

	For the Years Ended January 31,
	1997	1998	1999
	(dollars in thousands)
Current
Federal	$17,758	$19,974	$21,204
State	3,442	3,063	3,528

	21,200	23,037	24,732
Deferred	(6,555)	(2,592)	(3,518)

Provision for income taxes	$14,645	$20,445	$21,214

    Temporary differences comprising the net deferred tax asset recognized in the accompanying Consolidated Balance Sheets are as follows:

	As of January 31,
	1998	1999
	(dollars in thousands)
Deferred compensation	$1,980	$3,997
Property, plant and equipment	2,126	2,359
Insurance reserves	1,130	1,406
Vacation accrual	1,085	1,228
Allowance for doubtful accounts	1,349	1,188
Goodwill amortization	433	1,131
Inventories	958	1,038
Other, net	972	1,204

Net deferred tax asset	$10,033	$13,551

     Management expects that the Company will fully realize the benefits attributable to the net deferred tax asset at January 31, 1999. Accordingly, no valuation allowance has been recorded at January 31, 1999.

    Significant differences between income taxes on income for financial reporting purposes and income taxes calculated using the federal statutory tax rate are as follows:

	As of January 31,
	1997	1998	1999
	(dollars in thousands)
Provision for federal income taxes at statutory rate	$11,369	$16,263	$16,684
State income taxes, net of federal benefit	1,444	1,646	1,967
Non-deductible business meeting and entertainment expenses	1,210	1,832	2,003
Other	622	704	560

	$14,645	$20,445	$21,214

    Consolidated federal income tax returns filed by the Company have been examined by the Internal Revenue Service through fiscal 1994. The Company's fiscal 1995, 1996 and 1997 federal and certain state income tax returns are presently under audit. Management believes any additional taxes which may ultimately result from these audits or any other state or local agencies' audits would not have a material adverse effect on the Company's consolidated financial position or results of operations.

Seven—Retirement Plan

    On February 1, 1998, the Company combined its defined contribution retirement plan and its 401(k) incentive savings plan. Under the new plan, Company contributions are based on 4% of eligible employee compensation and 100% matching contributions up to a maximum of the first 3% of a participant's 401(k) contribution. Substantially all employees of the Company are covered by the new plan. Related costs of all retirement plans charged to operations were $4.0 million, $5.1 million and $6.1 million for the years ended January 31, 1997, 1998 and 1999, respectively.

Eight—Shareholders' Equity

    Common Stock  In August 1997, the Company's Board of Directors declared a 2-for-1 stock split of the Company's common stock in the form of a 100% stock dividend which was paid on October 15, 1997, to shareholders of record on September 30, 1997. The Consolidated Statements of Changes in Shareholders' Equity and all share and per share amounts have been retroactively restated to reflect the stock split. Also, all information regarding shares outstanding, stock purchase agreements, stock options and stock grants has been retroactively restated to reflect the stock split.

    The classes, series, rights and preferences of the undesignated stock may be established by the Company's Board of Directors. No action with respect to such shares has been taken. During fiscal year 1997, the Company's Board of Directors approved the repurchase of up to 1,500,000 shares of the Company's common stock. In fiscal year 1999, the Company repurchased 734,000 shares of common stock for approximately $12.8 million. Through January 31, 1999, 998,000 shares of common stock had been repurchased for approximately $15.9 million.

    Stock Plans  Under Company-sponsored incentive and stock option plans, 6,506,000 shares of common stock were reserved for the granting of incentive awards to employees in the form of incentive stock options, nonstatutory stock options and restricted stock awards at exercise prices not less than 100% of the fair market value of the Company's common stock on the date of grant. As of January 31, 1999, stock options for 5,342,300 shares and 70,800 restricted stock awards had been granted under the plans, leaving 1,092,900 shares available for future grants.

    Under the Company's 1996 Non-employee Director Plan (the Plan), 400,000 shares of common stock were reserved for granting of non-statutory options and awarding of common stock as partial payment to non-employee directors who serve on the Company's Board of Directors. Non-statutory stock options issued under the Plan are granted at an exercise price not less than 100% of the fair market value of the Company's common stock on the date of grant. Compensation expense is recorded when common stock is awarded as partial payment for the director's annual retainer in an amount approximately equal to the fair market value of the Company's common stock on the date of grant. As of January 31, 1999, non-statutory options for 120,000 shares and 10,863 shares of common stock had been granted under the Plan, leaving 269,137 shares available for future grants.

    In addition to options granted under the plans above, the Company has granted non-qualified options to directors and consultants at prices equal to or exceeding market value at date of grant. Options granted under all Company-sponsored stock plans generally vest and expire over five to seven years.

    A summary of selected information regarding all stock options for the three years ended January 31, 1999, is as follows:

	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price Per Share
Balance, January 31, 1996	1,854,628	$2.00-14.88	$8.46
Granted	1,092,000	8.12-11.96	9.06
Exercised	(152,436)	3.68-10.38	6.85
Canceled	(106,364)	8.12-13.25	9.86

Balance, January 31, 1997	2,687,828	2.00-14.88	8.74
Granted	1,129,200	11.19-22.75	13.95
Exercised	(759,400)	2.00-15.06	7.88
Canceled	(88,200)	8.13-10.00	8.86

Balance, January 31, 1998	2,969,428	2.00-22.75	10.94
Granted	611,000	18.25-21.38	20.95
Exercised	(239,750)	2.00-15.06	8.97
Canceled	(70,600)	8.13-21.38	13.92

Balance, January 31, 1999	3,270,078	$3.68-22.75	$12.89

     At January 31, 1999, the weighted average exercise price and remaining life of the stock options are as follows:

Range of exercise prices	$3.68-8.25	$8.50-13.50	$14.75-22.75	Total
Total options outstanding	821,700	1,485,878	962,500	3,270,078
Weighted average exercise price	$8.06	$10.94	$20.00	$12.89
Weighted average remaining life	3.3 years	3.5 years	4.6 years	3.8 years
Options exercisable	248,400	386,918	128,100	763,418
Weighted average price of exercisable options	$7.92	$11.30	$18.24	$11.37

    Had the Company used the fair value-based method of accounting for its incentive and stock option plans beginning on February 1, 1995, and charged compensation cost against income, over the vesting period based on the fair value of options at the date of grant, net income and net income per share would have been reduced to the following pro forma amounts:

	For the Years Ended January 31,
	1997	1998	1999
	(dollars in thousands, except per share data)
Net Income
As reported	$17,839	$26,021	$26,457
Pro forma	17,223	24,541	24,300

    The pro forma information above includes only stock options granted since fiscal year 1996. Pro forma compensation expense under the fair value-based method of accounting will increase in the future as additional stock option grants will be considered.

    The weighted average grant date fair value of options granted during fiscal years 1997, 1998 and 1999 was $4.72, $6.68 and $10.32, respectively. The weighted average grant date fair value of options was calculated by using the fair value of each option grant, utilizing the Black-Scholes option-pricing model and the following key assumptions:

	For the Years Ended January 31,
	1997	1998	1999
Risk free interest rate	6.87%	6.50%	5.50%
Expected life	6 years	5 years	5 years
Expected volatility	48.85%	43.52%	51.18%
Expected dividend yield	0.68%	0.38%	0.41%

Nine—Segment and Related Information

    SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," changes the way the Company reports information about its operating segments. The information for fiscal years 1997 and 1998 is also presented.

    The Company's business units have been aggregated into two reportable segments comprising of Specialty Communication Services and Document Services.

    Specialty Communication Services  This segment consists of three business units—Financial Document Services, Investment Company Services and Managed Communications Programs—that print documents and deliver services used in the financial marketplace, including mutual fund and insurance companies and banks, and national organizations. The principal markets for this segment include major metropolitan centers in the world including North America, Europe, Latin America and the Far East. Customers include major investment bankers, corporate officers, mutual fund companies, national and regional real estate networks and other business services.

    Document Services  Document Management Services is the sole business unit reported in this segment. They deliver document management solutions to legal and corporate clients through client-based service centers. These Merrill-managed facilities provide clients with a broad range of value-added document services, including litigation copying and support, imaging, electronic document scanning, storage and retrieval, binding and post-production shipping. The principal markets for this segment are major metropolitan areas in North America. Customers include law firms and large corporations.

    The accounting policies of the reportable segments are the same as those described in Note One of Notes to Consolidated Financial Statements. The Company evaluates the performance of its operating segments based on revenue and operating earnings of the respective business units. Intersegment sales and transfers are not significant.

    Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Interest & Other" column includes corporate-related items and, as it relates to income before provision for income taxes, income and expense not allocated to reportable segments.

	Specialty Communication Services	Document Services	Interest & Other	Total
	(dollars in thousands)
1997
Revenue	$314,187	$39,582		$353,769
Income (loss) before provision for income taxes	45,555	(9,210)	$(3,861)	32,484
Total assets	167,043	11,729	23,225	201,997

1998
Revenue	$405,742	$53,774		$459,516
Income (loss) before provision for income taxes	57,276	(7,324)	$(3,486)	46,466
Total assets	205,200	16,530	24,749	246,479

1999
Revenue	$446,579	$62,964		$509,543
Income (loss) before provision for income taxes	52,995	(1,789)	$(3,535)	47,671
Total assets	186,825	25,966	53,154	265,945

Ten—Quarterly Data (Unaudited)

    The following is a summary of unaudited quarterly data for the years ended January 31, 1998 and 1999:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(dollars in thousands, except per share data)
1998
Revenue	$109,859	$115,601	$112,091	$121,965	$459,516
Gross profit	43,585	41,066	39,374	40,101	164,126
Net income	7,754	6,312	5,707	6,248	26,021

1999
Revenue	$123,514	$148,458	$119,759	$117,812	$509,543
Gross profit	48,358	53,974	39,100	37,479	178,911
Net income	8,012	8,706	6,488	3,251	26,457

Eleven—Subsequent Event

    On April 14, 1999, the Company purchased substantially all assets and assumed certain liabilities of Daniels Printing, Limited Partnership for $45.0 million in cash plus $10.6 million in payoff of existing term debt and line of credit plus the assumption of $7.7 million of certain ordinary course liabilities. The acquisition will be accounted for as a purchase. The acquisition was financed using the Company's line of credit and available operating cash.

Interim Financial Statements—Unaudited

MERRILL CORPORATION

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)
(unaudited)

	January 31, 1999	October 31, 1999
ASSETS
Current assets
Cash and cash equivalents	$23,477	$4,962
Trade receivables, less allowance for doubtful accounts of $8,126 and $8,211, respectively	102,365	136,749
Work-in-process inventories	12,639	19,090
Other inventories	7,559	11,117
Other current assets	12,253	15,884

Total current assets	158,293	187,802
Property, plant and equipment, net	44,935	56,729
Goodwill, net	49,744	76,838
Other assets	12,973	13,315

Total assets	$265,945	$334,684

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Notes payable to banks		$44,900
Current maturities of long-term debt	$2,210	970
Current maturities of capital lease obligations	236	183
Accounts payable	29,640	33,784
Accrued expenses	44,642	45,089

Total current liabilities	76,728	124,926
Long-term debt, net of current maturities	38,110	37,890
Capital lease obligations, net of current maturities	1,375	1,262
Other liabilities	8,581	10,525

Total liabilities	124,794	174,603

Shareholders' equity
Common stock, $.01 par value: 25,000,000 shares authorized; 15,823,155 and 16,137,520 shares, respectively, issued and outstanding	158	161
Undesignated stock: 500,000 shares authorized; no shares issued
Additional paid-in capital, net of note receivables of $2,055 at October 31, 1999	12,722	14,272
Retained earnings	128,271	145,648

Total shareholders' equity	141,151	160,081

Total liabilities and shareholders' equity	$265,945	$334,684

The accompanying notes are an integral part of the consolidated financial statements.

MERRILL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands)
(unaudited)

	Nine Months Ended October 31
Revenue	$391,731	$442,401
Cost of revenue	250,299	289,896

Gross profit	141,432	152,505
Selling, general and administrative expenses	97,095	109,031
Merger costs	—	2,300

Operating income	44,337	41,174
Interest expense	(3,011)	(5,009)
Other (expense) income, net	487	(616)

Income before provision for income taxes	41,813	35,549
Provision for income taxes	18,607	17,240

Net income	$23,206	$18,309

The accompanying notes are an integral part of the consolidated financial statements.

    MERRILL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)
(unaudited)

	Nine Months Ended October 31
	1998	1999
Operating activities
Net income	$23,206	$18,309
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	9,134	12,163
Amortization of intangible assets	4,113	4,961
Writedown of goodwill	1,000	—
Provision for losses on trade receivables	3,458	1,955
Deferred compensation	1,724	1,138
Changes in operating assets and liabilities, net of effects from business acquisitions
Trade receivables	(2,572)	(19,824)
Work-in-process inventories	(619)	(1,683)
Other inventories	(2,114)	(2,570)
Other current assets	(635)	805
Accounts payable	(1,686)	(3,973)
Accrued expenses	(7,413)	(9,829)
Accrued and deferred income taxes	(1,372)	4,227

Net cash provided by operating activities	26,224	5,679

Investing activities
Business acquisitions, net of cash acquired	(3,230)	(54,559)
Purchase of property, plant and equipment	(11,361)	(7,937)
Other, net	(2,742)	(2,706)

Net cash used in investing activities	(17,333)	(65,202)

Financing activities
Borrowings on notes payable to banks	86,600	146,875
Repayments on notes payable to banks	(86,600)	(104,107)
Principal payments on long-term debt and capital lease obligations	(258)	(2,381)
Repurchase of common stock	(6,585)	—
Dividends paid	(981)	(963)
Exercise of stock options	1,832	1,033
Tax benefit realized upon exercise of stock options	785	551
Other equity transactions, net	(552)	—

Net cash (used in) provided by financing activities	(5,759)	41,008

Increase (decrease) in cash and cash equivalents	3,132	(18,515)
Cash and cash equivalents, beginning of period	2,531	23,477

Cash and cash equivalents, end of period	$5,663	$4,962

The accompanying notes are an integral part of the consolidated financial statements.

    MERRILL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Our consolidated financial statements as of October 31, 1999, and nine month periods ended October 31, 1998 and 1999, have been prepared by us, without audit. The consolidated financial statements reflect all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the results for the indicated periods. Certain information and accounting policies and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The year end consolidated balance sheet data was derived from audited consolidated financial statements, but does not include all disclosures required by generally accepted accounting principles. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere herein.

2.  MERGER

    On November 23, 1999, we finalized an agreement and plan of merger with Viking Merger Sub., Inc. (Viking), an affiliate of DLJ Merchant Banking Partners II L.P. and certain of its affiliates whereby Viking merged into us, and we continued as the surviving company. In connection with the merger, our shareholders received $22.00 in cash, per share of common stock. John Castro, our President and Chief Executive Officer, and Rick Atterbury, our Executive Vice President and Chief Technology Officer, continued to hold shares of a new class B common stock that they received shortly before the merger in exchange for some of their shares of our common stock. Messrs. Castro and Atterbury received $22.00 in cash for each of their remaining shares of our common stock. The holders of each share of Viking's common stock received class B common stock in Merrill for each of their shares of Viking's common stock outstanding at the time of the merger; and the holders of each share of Viking's preferred stock and warrants received preferred stock or warrants, as the case may be, in Merrill for each of their shares of Viking's preferred stock or warrants outstanding at the time of the merger. The transaction was accounted for as a recapitalization and did not have any impact on our historical basis of assets and liabilities.

    In connection with the merger, we entered into a new $270.0 million senior secured credit facility on November 23, 1999 with a syndicate of financial institutions. The credit facility consists of a $50.0 million revolving credit facility and a $220.0 million term loan facility consisting of a $65.0 million term loan A and a $155.0 million term loan B. The revolving credit facility and the term loan A will mature on November 23, 2005 and the term loan B will mature on November 23, 2007. The new credit facility allows for a potential, although uncommitted, increase of up to $30.0 million at our request at any time prior to November 23, 2005. This increase is only available if one or more financial institutions agree to finance this increase. The new credit facility is collateralized by substantially all of our consolidated assets. Amounts borrowed under the revolving credit facility and for term loan A will bear interest, at our option, at the reserve adjusted LIBOR rate plus 3.00% or at the alternate base rate plus 1.75%. Borrowings under term loan B will bear interest, at our option, at the reserve adjusted LIBOR rate plus 3.75% or at the alternate base rate plus 2.50%. We will also pay commitment fees in an amount equal to 0.50% per year on the daily average unused portion of the revolving credit facility. Beginning August 1, 2000, the applicable margins for revolving credit loans and term loan A and commitment fees will be subject to possible reductions based on our leverage ratio as defined in the credit agreement. The new credit facility requires quarterly principal and interest payments. In addition, the new credit facility is subject to mandatory principal prepayments if certain events occur as defined in the credit agreement.

    On November 23, 1999 we also issued $140.0 million of 12.0% senior subordinated notes with warrants to purchase 172,182 shares of common stock. The notes mature on May 1, 2009 and require semi-annual interest payments. The notes may be redeemed on or after November 1, 2004. Up to 35.0% of the notes will be redeemable on or prior to November 1, 2002, with the net proceeds of public equity offering. Each warrant entitles the holder to purchase 1.22987 shares of our class B common stock at an exercise price of $22.00 per share. The warrants are exercisable on or after November 1, 2001 and expire on May 1, 2009.

3.  BUSINESS ACQUISITIONS

    On April 14, 1999, we purchased substantially all operating assets and assumed certain liabilities of Daniels Printing, Limited Partnership for approximately $44.0 million in cash, assumption and payment of existing lines of credit obligations totaling approximately $5.6 million and the assumption of certain ordinary course liabilities of $7.7 million. The acquisition has been accounted for as a purchase. The excess of the purchase price over the estimated fair value of the net identifiable assets acquired approximated $23.3 million and is being amortized using the straight-line method over 20 years.

    Pro Forma (unaudited) results for the three month period ended October 31, 1998 and the nine month periods ended October 31, 1998 and 1999, are as follows:

	Nine Months ended October 31, 1998	Nine Months ended October 31, 1999
	(dollars in thousands)
Revenues	$445,540	$458,126
Net Income	24,227	19,431

    On June 14, 1999, we purchased substantially all operating assets and assumed certain liabilities of Alternatives Communications Group, Inc. for approximately $2.6 million in cash, a promissory note for $0.8 million, payment of an existing line of credit obligation of $2.1 million, and the assumption of certain ordinary course liabilities of $1.9 million. The acquisition has been accounted for as a purchase and is not significant to our financial position or operating results. The excess of the purchase price over the estimated fair value of the net identifiable assets acquired approximated $3.3 million and is being amortized using the straight-line method over 15 years.

    These acquisitions were financed with excess operating cash and amounts available under our revolving credit facility.

4.  SEGMENT AND RELATED INFORMATION

    SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," changed the way we report information about our operating segments. Our five business units have been aggregated into two reportable segments, comprised of Specialty Communication Services and Document Services.

    Specialty Communication Services  This segment consists of four business units: Financial Document Services, Investment Company Services, Managed Communications Programs and Merrill Print Group. Our Specialty Communication Services segment provides our financial, investment company and corporate clients with information technology-based solutions for the production and distribution of transactional financial documents, marketing materials, compliance documents and branded promotional materials. We are one of three international financial printers with a nationwide network and recognized brand name.

    Document Services  This segment consists solely of our Document Management Services business which provides law firms, corporate legal departments and investment banks with information-management products and services designed to enhance productivity and reduce costs. We provide a total outsourcing solution to our clients' information management needs, including providing all of the staff, technology and equipment necessary to manage the varying levels of demand associated with this function.

    The accounting policies of the reportable segments are the same as those described in Note One of Notes to Consolidated Financial Statements included in our 1999 Annual Report. We evaluate the performance of our operating segments based on revenue and operating earnings of the respective business units. Intersegment sales and transfers are not significant.

    Summarized financial information concerning our reportable segments is shown in the following table. The "Interest & Other" column includes corporate-related items and, as it relates to income before provision for income taxes, income and expense not allocated to reportable segments.

(dollars in thousands)	Specialty Communication Services	Document Services	Interest & Other	Total
Nine month period ended October 31, 1998
Revenue	$346,136	$45,595		$391,731
Income (loss) before provision for income taxes	$47,190	$(2,853)	$(2,524)	$41,813
Nine month period ended October 31, 1999
Revenue	$388,014	$54,387		$442,401
Income (loss) before provision for income taxes	$40,618	$556	$(5,625)	$35,549
As of January 31, 1999
Total assets	$186,825	$25,966	$53,154	$265,945
As of October 31, 1999
Total assets	$255,682	$37,138	$41,864	$334,684

6.  SUPPLEMENTAL CASH FLOW DISCLOSURES

    Options to purchase 219,160 shares of common stock during the nine month period ended October 31, 1999 were exercised using non-interest bearing notes primarily to our officers. Amounts advanced under the notes, totaling approximately $2.1 million as of October 31, 1999, are recorded as a reduction of additional paid-in capital on the accompanying unaudited consolidated balance sheets. All of these notes were paid off in connection with the merger with Viking Merger Sub, Inc.

    During the nine month period ended October 31, 1998, we recorded an obligation of $8.0 million for additional consideration related to business acquisitions.

SCHEDULE II

MERRILL CORPORATION
VALUATION AND QUALIFYING ACCOUNTS

for the years ended January 31, 1999, 1998 and 1997
and for the nine month periods ended
October 31, 1998 and 1999
(in thousands)

Column A	Column B	Column C			Column D		Column E
		Additions
Description	Balance at Beginning of Year	Charged to Income	Charged to Other Accounts		Deductions from Reserves		Balance at End of Year

Year Ended January 31, 1997
Valuation account deducted from assets to which it applies—
Allowance for doubtful accounts	$3,545	$2,861	$61	(A)	$440	(B)	$6,027

Allowance for unbillable inventories	$562	$2,678					$$3,240

Year Ended January 31, 1998
Valuation account deducted from assets to which it applies—
Allowance for doubtful accounts	$6,027	$2,064	$55	(A)	$1,154	(B)	$6,992

Allowance for unbillable inventories	$3,240				$1,063	(C)	$2,177

Year Ended January 31, 1999
Valuation account deducted from assets to which it applies—
Allowance for doubtful accounts	$6,992	$3,273			$2,139	(B)	$8,126

Allowance for unbillable inventories	$2,177	$67					$2,244

For the nine months ended October 31, 1998
Valuation account deducted from assets to which it applies—
Allowance for doubtful accounts	$6,992	$3,458			$2,001	(B)	$8,449

Allowance for unbillable inventories	$2,177	$897					$3,074

For the nine months ended October 31, 1999
Valuation account deducted from assets to which it applies—
Allowance for doubtful accounts	$8,126	$1,955			$1,870	(B)	$8,211

Allowance for unbillable inventories	$2,244	$48					$2,292

(A)
Recoveries on accounts previously written off.

(B)
Uncollectible accounts written off and adjustments to the allowance.

(C)
Adjustments to the allowance account to reflect estimated net realizable value at year-end.

[LOGO]

Class B Common Stock
Warrants to Purchase Class B Common Stock

PROSPECTUS

              , 2000

We have not authorized any dealer, salesperson or other person to give you any information other than this prospectus or to make any representation as to matters not stated in this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make an offer in any jurisdiction.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

    The following is an itemization of all estimated expenses incurred or expected to be incurred by us in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions.

Item	Amount
SEC registration fee		$1,626
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	$

Item 14. Indemnification of Directors and Officers.

    The Minnesota Business Corporation Act requires Merrill to indemnify any director, officer or employee made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with the proceeding if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including a derivative action in the name of the company. Reference is made to the detailed terms of Section 302A.521 of the Minnesota Business Corporation Act for a complete statement of these indemnification rights.

    The articles of incorporation of Merrill provide that each director, officer, employee and agent, past or present of our company, and persons serving as such of another corporation or entity at our request, shall be indemnified to the fullest extent permitted by applicable state law.

    Merrill maintains directors' and officers' liability insurance, including a reimbursement policy in favor of Merrill.

Item 15. Recent Sales of Unregistered Securities.

    On November 23, 1999, we sold 140,000 units consisting of 12% senior subordinated notes due 2009 and warrants to purchase 172,182 shares of our class B common stock for an aggregate principal amount of $140,000,000 to Donaldson, Lufkin & Jenrette Securities Corporation in a private placement in reliance on Section 4(2) under the Securities Act, at an offering of $1,000 per unit. On the same day, we sold an aggregate of 500,000 shares of 14.5% senior preferred stock due 2011 along with other warrants to purchase an aggregate of 344,263 shares of our class B common stock to DLJ Merchant Banking Partners II, L.P. and other investors for $40.0 million and an aggregate of 3,212,852 shares of our class B common stock for $70.7 million to DLJ Merchant Banking Partners II, L.P. and some of its affiliates, each in a private placement in reliance on Section 4(2) of the Securities Act of 1933.

    On March   , 2000 we sold an aggregate of    shares of our class B common stock to some of our employees and independent consultants under our Direct Investment Plan in reliance on Rule 701 and Section 4(2) of the Securities Act of 1933. In addition, on that date, we granted options to purchase an aggregate of     shares of our class B common stock to some of our employees and independent consultants in reliance on Rule 701 and Section 4(2) of the Securities Act of 1933.

Item 16. Exhibits and Financial Statements Schedules.

a.  Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated as of July 14, 1999 between Merrill and Viking Merger Sub, Inc., as amended.
3.1	Articles of Incorporation of Merrill Corporation, as amended.
3.2	Amendment to Articles of Incorporation of Merrill Corporation as of June 20, 1986 and March 27, 1987.
3.3	Amendment to Articles of Incorporation of Merrill Corporation as of November 22, 1999.
3.4	Restated Bylaws of Merrill Corporation, as amended.
4.1	Indenture dated as of November 23, 1999 among Merrill, the Guarantors and Norwest Bank Minnesota, N.A., as Trustee.
4.2	A/B Exchange Registration Rights Agreement dated November 23, 1999 among Merrill, the Guarantors and Donaldson, Lufkin & Jenrette Securities Corporation.
4.3	Warrant Registration Rights Agreement dated November 23, 1999 among Merrill, the Guarantors and Donaldson, Lufkin & Jenrette Securities Corporation.
4.4	Warrant Agreement between Merrill and Norwest Bank Minnesota, N.A. dated November 23, 1999 issued in connection with November 1999 unit offering.
4.5	Form of Warrant to purchase shares of class B common stock dated November 23, 1999 issued in connection with November 1999 equity investment.
5.1	Opinion and Consent of Oppenheimer Wolff & Donnelly LLP.
10.1	Purchase Agreement dated as of November 18, 1999 among Merrill, the Guarantors and Donaldson Lufkin & Jenrette Securities Corporation.
10.2	Credit Agreement dated as of November 23, 1999 among Merrill, as a Guarantor, Merrill Communications LLC, as the Borrower, Various Financial Institutions, as the Lenders, DLJ Capital Funding, Inc., as the Syndication Agent for the Lenders, Wells Fargo Bank, N.A., as the Documentation Agent for the Lenders, and U.S. Bank National Association, as the Administrative Agent for the Lenders.
10.3	Investors' Agreement dated November 23, 1999 among Merrill and the shareholders party thereto.
10.4	Employment Agreement effective as of November 23, 1999 between Merrill and John W. Castro.
10.5	Employment Agreement effective as of November 23, 1999 between Merrill and Rick R. Atterbury.
10.6	1999 Stock Option Plan.
10.7	Direct Investment Plan.
10.8	Form of Participation Agreement in 1999 Stock Option Plan and Direct Investment Plan between Merrill and each of its executive officers.
10.9	Form of Letter Agreement effective May 28, 1998 with Kay A. Barber, Steven J. Machov and Kathleen A. Larkin.
10.10	Stock Purchase Agreement dated March 28, 1996 by and among Merrill Corporation and the Shareholders of FMC Resource Management Corporation.

10.11	Asset Purchase Agreement dated as of June 11, 1998 among Merrill Acquisition Corporation and Executech, Inc., World Wide Scan Services, LLC, the Shareholders of Executech, Inc. and the Members of World Wide Scan Services LLC.
10.12	First Amendment to Asset Purchase Agreement dated December 18, 1998 among Merrill/Executech, Inc. and Executech, Inc., World Wide Scan Services, LLC, the Shareholders of Executech, Inc. and the Members of World Wide Scan Services LLC.
10.13	Second Amendment to Asset Purchase Agreement dated effective as of June 11, 1998 among Merrill/Executech, Inc. and Executech, Inc., World Wide Scan Services, LLC, the Shareholders of Executech, Inc. and the Members of World Wide Scan Services LLC.
10.14	Asset Purchase Agreement dated March 11, 1999 among Merrill Daniels, Inc., Daniels Printing, Limited Partnership and all of the partners of Daniels Printing Limited Partnership.
10.15	Facilities Lease dated October 1, 1985 between the Port Authority of the City of Saint Paul as lessor and Merrill Corporation as lessee.
10.16	Land Lease dated October 1, 1985 between the Port Authority of the City of Saint Paul as lessor and Merrill Corporation as lessee.
10.17	Lease dated as of May 1, 1994 between The Rector, Church-Wardens, and Vestrymen of Trinity Church in the City of New York, as landlord and The Corporate Printing Company, Inc., as lessee, assignor to Merrill/New York Company.
10.18	Office Lease Agreement dated July 30, 1998 between Beametfed Inc. and Merrill Corporation.
10.19	Agreement of Lease dated January 25, 1995 between East 55th Street Limited Partnership (assignee of The Overton-La Cholla Joint Venture) and Merrill Daniels, Inc. (assignee to Daniels Printing, Limited Partnership) .
10.20	Amendment No. 1 to Investors' Agreement.
12.1	Statement of Earnings to Fixed Charges.
21.1	Subsidiaries of Merrill.
23.1	Consent of Oppenheimer Wolff & Donnelly LLP.
23.3	Consent of PricewaterhouseCoopers, LLP.
24.1	Powers of Attorney.
27.1	Financial Data Schedule.

b.  Financial Statements Schedules.

    Schedule II - Valuation and Qualifying Accounts

Item 17. Undertakings.

    The undersigned registrant hereby undertakes:

    1.  To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

      a.  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      b.  To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement.

      Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      c.  To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that the undertakings set forth in paragraphs (a) and (b) above shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

    2.  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

    3.  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of each of the registrants pursuant to the foregoing provisions, or otherwise, each of the registrants has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer, or controlling person of the registrants in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, each of the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Paul, State of Minnesota, on March 21, 2000.

MERRILL CORPORATION
By:	/s/ JOHN W. CASTRO John W. Castro President and Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

    Each person whose signature appears below constitutes and appoints John W. Castro, Rick R. Atterbury and Steven J. Machov, and each of them, his or her true and lawful attorney-in-fact and agent with full powers of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on March 21, 2000 by the following persons in the capacities indicated.

Signature	Title

/s/ JOHN W. CASTRO John W. Castro	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ RICK R. ATTERBURY Rick R. Atterbury	Executive Vice President, Chief Technology Officer and Director
/s/ KAY A. BARBER Kay A. Barber	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ LAWRENCE M. SCHLOSS Lawrence M. Schloss	Director
/s/ WILLIAM F. DAWSON, JR. William F. Dawson, Jr.	Director
Keith R. Palumbo	Director

INDEX TO EXHIBITS

No.	Item	Method of Filing
2.1	Agreement and Plan of Merger dated as of July 14, 1999 between Merrill and Viking Merger Sub, Inc., as amended.	Incorporated by reference to our Current Report on Form 8-K dated July 20, 1999.
3.1	Articles of Incorporation of Merrill Corporation.	Incorporated by reference to our Registration Statement on Form S-1 (File No. 33-4062).
3.2	Amendment to Articles of Incorporation of Merrill Corporation as of June 20, 1986 and March 28, 1987.	Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended January 31, 1987.
3.3	Amendment to Articles of Incorporation of Merrill Corporation as of November 22, 1999.	Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-30732).
3.4	Restated Bylaws of Merrill Corporation, as amended.	Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended January 31, 1990.
4.1	Indenture dated as of November 23, 1999 among Merrill, the Guarantors and Norwest Bank Minnesota, N.A., as Trustee.	Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-30732).
4.2	A/B Exchange Registration Rights Agreement dated November 23, 1999 among Merrill, the Guarantors and Donaldson, Lufkin & Jenrette Securities Corporation.	Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-30732).
4.3	Warrant Registration Rights Agreement dated November 23, 1999 among Merrill, the Guarantors and Donaldson, Lufkin & Jenrette Securities Corporation.	Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-30732).
4.4	Warrant Agreement between Merrill and Norwest Bank Minnesota, N.A. dated November 23, 1999 issued in connection with November 1999 unit offering.	Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-30732).
4.5	Form of Warrant to purchase shares of class B common stock dated November 23, 1999 issued in connection with November 1999 equity investment.	Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-30732).
5.1	Opinion and Consent of Oppenheimer Wolff & Donnelly LLP.	Filed herewith.
10.1	Purchase Agreement dated as of November 18, 1999 among Merrill, the Guarantors and Donaldson Lufkin & Jenrette Securities Corporation.	Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-30732).

10.2	Credit Agreement dated as of November 23, 1999 among Merrill, as a Guarantor, Merrill Communications LLC, as the Borrower, Various Financial Institutions, as the Lenders, DLJ Capital Funding, Inc., as the Syndication Agent for the Lenders, Wells Fargo Bank, N.A., as the Documentation Agent for the Lenders, and U.S. Bank National Association, as the Administrative Agent for the Lenders.	Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-30732).
10.3	Investors' Agreement dated November 23, 1999 among Merrill and the shareholders party thereto.	Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-30732).
10.4	Employment Agreement effective as of November 23, 1999 between Merrill and John W. Castro.	Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-30732).
10.5	Employment Agreement effective as of November 23, 1999 between Merrill and Rick R. Atterbury.	Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-30732).
10.6	1999 Stock Option Plan.	Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-30732).
10.7	Direct Investment Plan.	Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-30732).
10.8	Form of Participation Agreement in 1999 Stock Option Plan and Direct Investment Plan between Merrill and each of its executive officers.	Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-30732).
10.9	Form of Letter Agreement effective May 28, 1998 with Kay A. Barber, Steven J. Machov and Kathleen A. Larkin.	Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended January 31, 1999.
10.10	Stock Purchase Agreement dated March 28, 1996 by and among Merrill Corporation and the Shareholders of FMC Resource Management Corporation.	Incorporated by reference to our Current Report on Form 8-K dated April 15, 1996.
10.11	Asset Purchase Agreement dated as of June 11, 1998 among Merrill Acquisition Corporation and Executech, Inc., World Wide Scan Services, LLC, the Shareholders of Executech, Inc. and the Members of World Wide Scan Services LLC.	Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended January 31, 1999.
10.12	First Amendment to Asset Purchase Agreement dated December 18, 1998 among Merrill/Executech, Inc. and Executech, Inc., World Wide Scan Services, LLC, the Shareholders of Executech, Inc. and the Members of World Wide Scan Services LLC.	Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended January 31, 1999.

10.13	Second Amendment to Asset Purchase Agreement dated effective as of June 11, 1998 among Merrill/Executech, Inc. and Executech, Inc., World Wide Scan Services, LLC, the Shareholders of Executech, Inc. and the Members of World Wide Scan Services LLC.	Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended January 31, 1999.
10.14	Asset Purchase Agreement dated March 11, 1999 among Merrill Daniels, Inc., Daniels Printing, Limited Partnership and all of the partners of Daniels Printing Limited Partnership.	Incorporated by reference to our Current Report on Form 8-K filed on April 29, 1999.
10.15	Facilities Lease dated October 1, 1985 between the Port Authority of the City of Saint Paul as lessor and Merrill Corporation as lessee.	Incorporated by reference to our Registration Statement on Form S-1 (File No. 33-4062).
10.16	Land Lease dated October 1, 1985 between the Port Authority of the City of Saint Paul as lessor and Merrill Corporation as lessee.	Incorporated by reference to our Registration Statement on Form S-1 (File No. 33-4062).
10.17	Lease dated as of May 1, 1994 between The Rector, Church-Wardens, and Vestrymen of Trinity Church in the City of New York, as landlord and The Corporate Printing Company, Inc., as lessee, assignor to Merrill/New York Company.	Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended January 31, 1997.
10.18	Office Lease Agreement dated July 30, 1998 between Beametfed Inc. and Merrill Corporation.	Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended January 31, 1999.
10.19	Agreement of Lease dated January 25, 1995 between East 55th Street Limited Partnership (assignee of The Overton-La Cholla Joint Venture) and Merrill Daniels, Inc. (assignee to Daniels Printing, Limited Partnership) .	Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended January 31, 1999.
10.20	Amendment No. 1 to Investors Agreement.	Filed herewith.
12.1	Statement of Earnings to Fixed Charges.	Incorporated by reference to our Registration Statement on Form S-4 (File No. 333-30732).
21.1	Subsidiaries of Merrill.	Filed herewith.
23.1	Consent of Oppenheimer Wolff & Donnelly LLP.	Included in Exhibit 5.1.
23.2	Consent of PricewaterhouseCoopers LLP.	To be filed by amendment.
24.1	Powers of Attorney.	Included in signature page to this registration statement.
27.1	Financial Data Schedule.	Filed herewith.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
SUMMARY OF THE TERMS OF THE WARRANTS
OUR COMPANY
OUR COMPETITIVE STRENGTHS
THE MERGER
EMPLOYEE OFFERING
OUR ADDRESS
SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
EXECUTIVE COMPENSATION
Summary Compensation Table
Option Grants in Last Fiscal Year
Aggregated Option Exercises in Last Fiscal Year And Fiscal Year-End Option Values
SECURITY OWNERSHIP OF MANAGEMENT AND BENEFICIAL OWNERS OF FIVE PERCENT OR MORE
RELATED PARTY RELATIONSHIPS AND TRANSACTIONS
WARRANTHOLDERS
DESCRIPTION OF WARRANTS
DESCRIPTION OF CAPITAL STOCK
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
EXPERTS
INDEX TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS